____________________________________________________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K

__________________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2022

Commission File Number: 001-15102

__________________________________

Embraer S.A.

__________________________________

Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

MANUAL AND MANAGEMENT'S PROPOSAL

FOR THE ORDINARY GENERAL SHAREHOLDERS' MEETING OF EMBRAER S.A. TO BE HELD ON APRIL 26th, 2022

embraer.com

Table of Contents

1. Message from the Chairman of the Board of Directors	3
2. Information and Guidelines for Attendance at the Meeting	4
2.1. Voting at the Meeting	4
2.2. Participation through electronic remote participation system in the Meeting	5
2.3. Participation through Distance Voting Ballot	7
3. Call Notice	9
4. Management’s Proposal on the Agenda	11
4.1. To review the management accounts and to examine, discuss and approve the financial statements for the fiscal year ended December 31, 2021	11
4.2. To review and resolve on the allocation of income for the fiscal year ended December 31, 2021	11
4.3. To elect the members of the Fiscal Council	12
4.4. To determine the aggregate annual compensation of the Company’s management	12
4.4. To determine the Compensation of the Members of the Fiscal Council	13

ANNEXES

Annex I – Management’s Considerations

Annex II – Opinion and Report of the Audit, Risk and Ethics Committee

Annex III – Information about the Candidates for the Fiscal Council

Annex IV – Management Compensation

1.	Message from the Chairman of the Board of Directors

São José dos Campos, March 26, 2022

Dear Shareholder,

We are pleased to invite you to attend the Annual General Shareholders’ Meeting (“AGO” or “Meeting”) of Embraer S.A. (“Embraer” or “Company”), called for April 26, 2022 at 10 am, which shall be held exclusively by digital means, through the Microsoft Teams platform..

Embraer’s shares have been listed on B3 S.A. - Brasil, Bolsa, Balcão (“B3”) since 1989, and on the New York Stock Exchange (NYSE) since July 2000, through American Depositary Receipts (ADRs).

Since the corporate restructuring that took place in 2006, Embraer’s capital stock has been exclusively comprised of common shares, as well as one golden share held by the Brazilian Federal Government, without a control group or a controlling shareholder. Since then, Embraer’s shares have been included in the Novo Mercado segment of B3, the highest level of corporate governance that a company can have in Brazil.

In the AGO, you will be invited to review and resolve on the matters included in the Call Notice, in accordance with item 3 below. Embraer’s Management presented proposals related to the matters on which to be voted, which are included in this Manual.

For the Annual General Shareholders’ Meeting to take place on first call, the attendance of shareholders representing at least 25% of the voting capital stock is required, pursuant to Section 125 of Law No. 6,404/76.

Considering the legal and statutory requirements related to the quorum for these resolutions, I emphasize the importance of your vote on the matters presented herein.

Embraer’s relationship with its shareholders is based on the disclosure of information with transparency, clarity and respect for legal and ethical principles, which allows the consolidation and maintenance of Embraer’s image of leadership and innovation in the capital markets. We hope that the information contained herein, prepared in this spirit, will clarify the matters on the agenda and motivate you to attend the AGO.

We encourage your attendance in the Meeting, in the best interest of Embraer. Remember, your vote is very important to us.

We appreciate your attention,

Alexandre Gonçalves Silva
Chairman of the Board of Directors

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2.	Information and Guidelines for Attendance at the Meeting

2.1.          Voting at the Meeting

Each common share will be entitled to one vote on the resolutions of the Meeting, subject to the following limits set forth in the Company’s Bylaws:

a)	No shareholder, or Shareholder Group (as defined below), Brazilian or foreign, may cast votes in excess of 5% of the shares of the Company’s capital stock; and
b)	The Foreign Shareholders (as defined below) and Foreign Shareholder Groups (as defined below) may not cast votes in excess of 2/3 of the total votes that may be exercised by the Brazilian Shareholders (as defined below) in attendance.

The above limitations apply, jointly and successively, to the Foreign Shareholders and Foreign Shareholder Groups.

The votes of the Brazilian Shareholders and the Foreign Shareholders on the resolutions of the Meeting will be calculated separately. To that end, the Chairman of the Meeting shall, upon becoming Chairman, determine and communicate the total number of votes that may be cast by the Brazilian Shareholders and by the Foreign Shareholders, observing the voting limits set forth in the Company’s Bylaws. If the total number of votes of the Foreign Shareholders exceeds 2/3 of the votes that may be cast by the Brazilian Shareholders, the number of votes of each Foreign Shareholder, including those received by means of distance voting ballot (boletim de voto à distância) sent directly to the Company or through a third party, shall be proportionately reduced by the percentage of such excess, so that the total number of votes of the Foreign Shareholders does not exceed the limit of 40% the votes that may be cast in the Meeting.

For purposes of applying the restriction on the maximum number of votes attributed to each shareholder, you must take into account the following definitions set forth in Embraer’s Bylaws:

Shareholder Group – Shareholder Groups are two or more shareholders: (i) that are parties to a voting agreement, either directly or through companies that are subsidiaries, parent companies or companies under common control; (ii) where one shareholder is, directly or indirectly, a controlling shareholder or a controlling parent company of the other shareholder or shareholders; (iii) that are companies directly or indirectly controlled by the same person, or group of persons, who may or may not be shareholders themselves; or (iv) that are companies, associations, foundations, cooperatives and trusts, investment funds or portfolios, universal rights or any other form of organization or undertaking with the same administrators or managers, or, whose administrators or managers are companies that are directly or indirectly controlled by the same person, or group of persons, which may or may not be shareholders.

As regards to investment funds, only funds with a common administrator, whose policies of investments and exercise of voting rights provides the administrator with full authority to decide and resolve at shareholders’ meetings, will be considered to be a member of a Shareholder Group.

The holders of securities issued under the Company’s Depositary Receipts program are not considered a Shareholder Group, unless they meet any of the criteria set forth in items (i) through (iv) above.

Any shareholders or Shareholder Groups that are represented by the same proxy, administrator or attorney in fact, shall be deemed members of the same Shareholder Group in the Meeting, except in the case of holders of securities issued in connection with the Company’s Depositary Receipts program, when represented by the respective Depositary Bank.

In the event of shareholders’ agreements that govern the exercise of voting rights, all signatories thereto shall be considered members of the same Shareholder Group for purposes of the limitation on the number of voted described above.

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Foreign Shareholder Group – A Shareholder Group will be considered foreign whenever one or more of its members is a Foreign Shareholder.

Brazilian Shareholders – The following are Brazilian Shareholders: (i) individuals born or naturalized in Brazil, residing in Brazil or abroad; (ii) legal entities organized under Brazilian private law and having their management based in Brazil, and which: a) have no foreign controlling shareholder or foreign parent company, unless the latter falls under item “b” of this definition; b) are controlled, directly or indirectly, by one or more individuals referred to in item (i) of this definition; and (iii) investment funds or clubs organized under the laws of Brazil and having their management based in Brazil and whose administrators and/or majority unitholders are persons referred to in items (i) and (ii) of this definition.

Foreign Shareholders – Foreign Shareholders are individuals, legal entities, investment funds or clubs and any other entities not included in the definition of Brazilian Shareholders, and those that fail to prove that they meet the requirements to be registered as Brazilian Shareholders, pursuant to paragraph 2 of Section 10 of the Company’s Bylaws.

2.2.	Participation through electronic remote participation system in the Meeting

The Meeting will be held exclusively by digital means and, therefore, the Company shall provide an electronic remote participation system (Microsoft Teams) that will enable shareholders to participate, voice their opinion and vote in the Meeting without being physically present.

This remote participation system is in line with CVM Instruction 481 and allows, among other things: (i) discussion and simultaneous access to documents presented during the Meeting that have not been previously made available; (ii) the complete recording of the Meeting by the Company; and (iii) communication between shareholders.

Through this platform, the shareholder shall have real-time access to the audio and video of the presiding officers and the other shareholders, being able to voice their opinion and exercise all the rights to which they may be entitled under the applicable regulation.

Shareholders wishing to participate in the Meeting, directly or represented by proxies, shall state their intent to the Company by email to investor.relations@embraer.com.br, at least 48 hours before the Meeting, and such statement shall be duly accompanied by all the shareholders’ documentation to participate in the Meeting, as described below, and the shareholder shall be liable for the truthfulness of such documents.

The shareholder shall also inform the email address to which instructions for participating in the Meeting shall be sent.

The Company shall send instructions only to shareholders who have expressed their interest within the term and conditions above, and whose documentation has been validated by the Company. It is important to note that, pursuant to paragraph 3 of article 5 of CVM Instruction 481, shareholders who fail to state their intent and send the required documentation for digital participation within the aforementioned period will not be able to participate in the Meeting.

In the event the shareholder who has duly expressed his/her/its interest in participating in the Meeting does not receive from the Company the email with instructions for accessing and participating in the Meeting by 10 am on April 24, 2022, the shareholder shall contact the Company’s Investor Relations Department, through the telephone no. (11) 3040-8445, until 6 pm on April 24, 2022.

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The shareholder or his/her/its accredited legal representative: (i) may use the link and instructions to be sent by the Company solely and exclusively to participate in the Meeting by digital means, (ii) is not authorized to transfer or disclose the link, in whole or in part, to any third party, whether shareholder or otherwise, as it is nontransferable, and (iii) is not authorized to record or reproduce, in whole or in part, nor to transfer to any third party, whether shareholder or otherwise, the content or any information transmitted by digital means during the Meeting.

The technical requirements for participating in Meeting are: (a) for participating by computer: (i) have a web browser compatible with Microsoft Teams installed; (ii) broadband Internet connection; (iii) built-in webcam or external USB camera, microphone and speakers compatible with Microsoft Teams; and (iv) minimum processor and other requirements recommended by the platform vendor (//microsoft.teams.com); and (b) for participating by mobile device: (i) have the Microsoft Teams app installed; (ii) have a broadband Internet connection; and (iii) have a camera, microphone and speakers compatible with Microsoft Teams.

The Company recommends that, on the date of the Meeting, accredited shareholders access the digital participation system at least 30 minutes before the time scheduled for the Meeting, that is, at 09:30 am on April 26, 2022, in order to allow, in an organized, efficient and timely manner, the validation of access and the proper identification and accreditation of the shareholder through the submission of his/her identity document with photo via webcam to the Company’s hosts.

The Company also recommends that the accredited shareholders be previously acquainted with the use of the Microsoft Teams electronic platform, and that they ensure the compatibility of their electronic devices with the use of the referred platform - via chat, audio and video.

We emphasize that, when accessing the link to participate in the Meeting, the attending shareholders shall activate the camera on their computer or mobile device, as the case may be, and, unless they are required by a Company representative, for any reason, to disconnect their video functionality, they shall keep their cameras on throughout the Meeting. The attending shareholders shall also, for the sake of sound quality, keep their microphones turned off, activating them only when they need to speak.

We note that, for purposes of optimizing time, the voting procedure adopted by the Company will only require shareholders to express themselves orally for any contrary votes or abstentions, and in the event of difficulties in the communication of the shareholder by audio, the contrary vote or abstention shall be accepted through chat.

The Company shall not be responsible for any operational or connection problems that any shareholder, legal representative or proxy may have, as well as for any other event or situation that is not under the Company’s control, which may hinder or prevent their participation in the Meeting by digital means.

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In order to attend the Meeting directly or by proxy, we request that you submit to Embraer, at least 48 (forty-eight) hours prior to the date of the Meeting, the following documents:

a)           power of attorney with special powers for representation at the Meeting, in the case of a proxy;

b)           for shareholders with shares held in deposit in the fungible custody of shares, a statement provided by the custodian institution confirming their respective shareholdings; and

c)           evidence that such shareholder qualifies as a Brazilian Shareholder or a Foreign Shareholder, (x) presenting a valid identification document or (y) submitting to the Company a certificate issued by the depositary financial institution evidencing the shares in book-entry form or in custody, pursuant to Section 40 of Law No. 6,404/76 (the Company shall waive the presentation of the certificate by a holder of book-entry shares included in the list of shareholders provided by the depositary financial institution), as set forth in Section 20 of the Company’s Bylaws.

For purposes of verifying the limit of votes that may be cast at the Meeting, you shall also inform the Company, at least forty-eight (48) hours before the Meeting, if you belong to a Shareholder Group.

The Company also informs that notarized powers of attorney shall not be required for this Meeting, also as a manner of facilitating the verification of powers under the current circumstances.

The aforementioned documents must be delivered only through the e-mail investor.relations@embraer.com.br

2.3.          Participation through Distance Voting Ballot (Boletim de Voto à Distância)

If the shareholder wishes to send a distance voting ballot directly to the Company, the shareholder shall send the following documents, exclusively in electronic format:

(i) a digital copy of the original distance voting ballot, available on the websites of the Company (ri.embraer.com.br), the Brazilian Securities Commission (Comissão de Valores Mobiliários - CVM) (www.cvm.gov.br) and the Brazilian Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão) (www.b3.com.br) on the Internet, duly filled in, initialed on all pages and signed at the end;

(ii) to prove oneself as a Brazilian Shareholder or Foreign Shareholder, (x) a digital copy of the original identity document, or (y) the certificate issued by the depositary financial institution evidencing the shares in book-entry form or in custody, pursuant to Section 40 of Law No. 6,404/76 (the Company shall waive the presentation of the certificate by a holder of book-entry shares listed on the list of shareholders provided by the depositary financial institution); and

(iii) a digital copy of the original of the following documents:

For individuals:

- identity document with a photograph of the shareholder;

For legal entities:

- current bylaws or consolidated articles of association and corporate documents that evidence the legal representation of the shareholder; and

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- identity document with a photograph of the legal representative.

For investment funds:

- current consolidated governing document of the fund;

- bylaws or articles of association of its administrator or manager, as the case may be, according to the voting policy of the fund, and corporate documents evidencing the powers of representation; and

- identity document with a photograph of the legal representative.

The above distance voting ballots and documents shall be received by no later than seven days before the date of the Meeting and those received after such date shall be disregarded.

The Company waives the certification of signature, notarization and consularization for acceptance of the distance voting ballots. The Company shall not require the sworn translation of documents originally drawn up in Portuguese, English or Spanish, or that are accompanied by a translation in those languages. The following identity documents shall be accepted, provided they include a photograph: identity card (RG), national registry of foreigners (RNE), driver’s license (CNH), passport or officially recognized professional identification.

Under the terms of the current regulations, the Company shall inform the shareholder, within three days, (i) whether the distance voting ballot (boletim de voto à distância) has been received, as well as whether the documents received are sufficient for the vote to be valid; or (ii) the need to rectify or resend the distance voting ballot (boletim de voto à distância) or any accompanying documents, describing the procedures and deadlines required for the distance voting ballot (boletim de voto à distância) to be valid.

As an alternative to sending the distance voting ballot directly to the Company, shareholders holding shares issued by the Company may send voting instructions to complete the distance voting ballot by means of: (i) their respective custodian agents, in the case of shares that are deposited in custody (depositário central); or (ii) the financial institution engaged by the Company to provide securities bookkeeping services, in the case of shares that are not deposited in custody (depositário central).

The Company requests that the above documents be sent to the attention of its Investor Relations Department, exclusively to the electronic address: investor.relations@embraer.com.br.

If you have any questions regarding the procedure and deadlines described in this item 2, we ask that you contact the Investor Relations Department at (11) 3040-6874, or by e-mail at investor.relations@embraer.com.br

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3.	Call Notice

(The Call Notice will be published in the newspapers O Vale and Valor Econômico in the editions dated March 26, 29 and 30, 2022.)

EMBRAER S.A.

PUBLICLY-HELD COMPANY

CNPJ No. 07.689.002/0001-89

NIRE 35.300.325.761

Call Notice

We invite the shareholders of EMBRAER S.A. (“Company”) to attend an Annual General Shareholders’ Meeting (“Meeting”) to be held on April 26, 2022, at 10 am, exclusively by digital means, as detailed below, to be deemed as having been held, for the purposes of CVM Instruction No. 481/2009, as amended (“ICVM 481”), at the Company’s headquarters, in the city of São José dos Campos, State of São Paulo, at Avenida Brigadeiro Faria Lima 2170, to review and resolve on the following agenda:

1.	To review the management accounts and to examine, discuss and approve the financial statements for the fiscal year ended December 31, 2021;
2.	To review and to resolve on the allocation of the net income for the fiscal year ended December 31, 2021;
3.	To elect the members of the Fiscal Council;
4.	To determine the aggregate annual compensation of the Company’s management; and
5.	To determine the compensation of the members of the Fiscal Council.

Pursuant to paragraph 6 of Section 124 and to paragraph 3 of Section 135 of Law No. 6,404/76, the documents that are the subject matter of the resolutions of the Meeting hereby called, including those mentioned in Sections 9, 10, 11, 12 and 13 of CVM Instruction No. 481/09, are available to shareholders at the Company’s headquarters and, on the Internet, on the websites of the Company (ri.embraer.com.br), the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM) (www.cvm.gov.br) and the Brazilian Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão) (www.b3.com.br).

General Instructions:

a)               Shareholders may participate in the Meeting through distance voting ballot (boletim de voto à distância) or through the electronic remote participation system provided by the Company.

b)               To participate in the Meeting directly, through a legal representative or proxy, we request that you submit to the Company, at least 48 hours prior to the date of the Meeting, the following documents: (i) power of attorney with special powers for representation at the Meeting, in the case of a proxy; (ii) for shareholders with shares held in deposit in the fungible custody of shares, a statement provided by the custodian institution confirming their respective shareholdings; and (iii) evidence that such shareholder qualifies as a Brazilian Shareholder or a Foreign Shareholder, as provided for in Section 20 of the Company’s Bylaws. For purposes of verifying the limit of votes that may be cast at the Meeting, you shall also inform the Company, at least 48 hours prior to the Meeting, whether you belong to a Shareholder Group (as defined in Section 12 of the Company’s Bylaws).

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c)               The documents mentioned in item “b” above shall be sent to the attention of the Investor Relations Department, to the address investor.relations@embraer.com.br.

Additional Information regarding participation in the Meeting:

ELECTRONIC PARTICIPATION SYSTEM: Shareholders who choose to participate in the Shareholders’ Meeting through an electronic remote participation system shall do so using the Microsoft Teams electronic platform, provided that the guidelines and data for connection in the electronic environment shall be sent to the Shareholders or, if applicable, their legal representatives or proxies, who express their interest in participating in the Meeting through an e-mail to investor.relations@embraer.com.br, sent by April 24, 2022, which shall also include the documents required for such shareholder’s participation in the Meeting as detailed in the Management’s Proposal.

The electronic participation system to be made available by the Company will enable Shareholders registered within the aforementioned period to make statements and vote at the Meeting without being physically present, as set forth in ICVM 481.

Detailed rules and guidelines, as well as the procedures and additional information for Shareholder’s participation in the Meeting by means of the electronic participation system are contained in the item of the Management Proposal available on the Internet at the Company’s website (ri.embraer.com.br), at the Brazilian Securities Commission’s (Comissão de Valores Mobiliários – CVM) website (www.cvm.gov.br) and at the Brazilian Stock Exchange’s (B3 S.A. – Brasil, Bolsa, Balcão) website (www.b3.com.br).

DISTANCE VOTING BALLOT: to participate in the Meeting through distance voting ballot (boletim de voto à distância), shareholders shall send a distance voting ballot directly to the Company or through third parties, according to the instructions contained in the Manual for the Meeting published on the date hereof and available on the websites specified above.

São José dos Campos, March 26, 2022.

Alexandre Gonçalves Silva

Chairman of the Board of Directors

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4.	Management’s Proposals on the Agenda

4.1.          To review the management accounts and to examine, discuss and approve the financial statements for the fiscal year ended December 31, 2021.

The management accounts are detailed in the Management Report and financial statements, and (i) were approved by the Company’s Board of Directors; and (ii) obtained a favorable opinion from the Company’s Fiscal Council and Audit, Risk and Ethics Committee. The financial statements were audited and obtained a favorable opinion from the Company’s independent auditors, PricewaterhouseCoopers.

The documents submitted for shareholders’ approval shall be published in the newspapers Valor Econômico and O Vale on March 26, 29 and 30, 2022, and are available at the Company’s headquarters, CVM and B3, as well as on the internet on Embraer’s website (ri.embraer.com.br).

Embraer’s Board of Directors recommends that its shareholders carefully examine the documents made available by the Management to review the Company’s financial statements and, if they agree, to approve these accounts and financial statements.

Pursuant to Section 9, item III, of CVM Instruction No. 481/09, the information set forth in Annex I hereto reflects our comments about the Company’s financial condition.

Moreover, the opinion and report of the Audit, Risk and Ethics Committee are included in Annex II hereto.

4.2.          To review and to resolve on the allocation of income for the fiscal year ended December 31, 2021.

The allocation of the result consists in determining the portions of the net loss that shall be absorbed by the legal and statutory revenue reserves. According to the financial statements ended on December 31, 2021, the Company recorded a net loss of R$274,819,250.28.

The Board of Directors voted to present the following proposal for allocation of net loss for the fiscal year ended December 31, 2021 at the Annual General Shareholders’ Meeting: Absorption of the loss for the fiscal year in the amount of R$274,819,250.28, as well as the loss generated by the adjustment of the previous fiscal year recorded in the amount of R$ 127,188,371.99, totaling R$402,007,622.57, to be recorded as “Accumulated Losses” in the Company’s Shareholders’ Equity.

The information set forth in Annex 9-1-II of CVM Instruction No. 481/09 will not be presented due to the assessment of loss in the fiscal year.

4.3.          To elect the members of the Fiscal Council

The election of members of the Fiscal Council shall comply with the rules set forth in Section 43, Paragraph 1, of the Company’s Bylaws.

Pursuant to Section 31, Paragraph 1, of the Company’s Bylaws, the slate proposed for the 2022/2023 period is as follows

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Effective Members	Alternate Members
Ivan Mendes do Carmo	Tarcísio Luiz Silva Fontenele
José Mauro Laxe Vilela	Wanderley Fernandes da Silva
Otávio Ladeira Medeiros	Adriano Pereira de Paula
Mario Ernesto Vampré Humberg	Carla Alessandra Trematore

Ivan Mendes do Carmo is appointed as Chairman and José Mauro Laxe Vilela is appointed as Vice-Chairman of the Fiscal Council.

We emphasize that any shareholder, or group of shareholders, that does not comply with the legal deadline to appoint a slate of candidates on the distance voting ballot (boletim de voto à distância) and wishes to appoint an alternative slate for the Fiscal Council, shall notify Embraer in this regard, in writing, up to ten (10) days before the Meeting, setting forth the information related to the candidates included in items 12.5 to 12.10 of the Brazilian Annual Report (Formulário de Referência), pursuant to Section 10 of CVM Instruction No. 481/09, as well as the name, identification and professional curriculum of each candidate, attaching to the notice an instrument signed by each candidate confirming his or her acceptance to run for election. Embraer shall publish, within eight (8) days before the Meeting, a notice informing shareholders where they can find the list of all proposed candidates and a copy of their identification and professional curriculum.

Each shareholder may only vote for one slate of candidates and the candidates in the slate who receive the highest number of votes at the Meeting shall be declared elected.

The information included in items 12.5 to 12.10 of the Brazilian Annual Report related to the slate of candidates proposed by the Fiscal Council is set forth in Annex III hereto, in compliance with Section 10 of CVM Instruction No. 481/09.

4.4.          To determine the aggregate annual compensation of the Company’s management

Pursuant to Section 18, item IV, of the Company’s Bylaws, the Annual General Shareholders’ Meeting shall establish the aggregate annual compensation of members of the Company’s management.

In order to ensure that the amounts of the aggregate compensation include the amounts set forth in item 13 of the Brazilian Annual Report, the Company includes in the aggregate compensation the costs related to the stock-based compensation offered to the members of management. Considering that the fair value of the grants related to the long-term incentive plan is calculated based on the market value of the Company’s shares, the appreciation of the value of these shares is reflected in the value of the stock-based compensation.

The annual aggregate limit proposed by the Board of Directors as compensation of members of the Company’s management is R$72 million for the period between May 2022 and April 2023, net of the employers’ social charges, which are not covered by the concept of “benefit of any nature” set forth in article 152 of Law No. 6,404/76.

Please also note that the Annual General Shareholders’ Meeting held in 2021 approved an aggregate limit as compensation to the members of management of R$65 million, and the estimated amount to be effectively realized until April 2022 is approximately R$57 million. The aggregate compensation proposed herein is higher than the amount approved by the shareholders at the Annual General Meeting of 2021, due to the appreciation of the value of the Company's shares, which is part of the stock-based compensation, as well as the increase in the number of members of the Board of Directors.

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Finally, it should be noted that the amount subject to approval refers to the period between May 2022 and April 2023, while item 13.2 of the Brazilian Annual Report (Formulário de Referência) reflects the period between January and December 2022.

Pursuant to Section 12, item II, of CVM Instruction No. 481/09, the information set forth in item 13 of the Brazilian Annual Report is included in Annex IV hereto.

4.5.          To determine the compensation of the members of the Fiscal Council.

Pursuant to Embraer’s Bylaws, the compensation of the members of the Fiscal Council is established by the Annual General Shareholders’ Meeting that elects them, in compliance with the legal requirements and limits, taking into account their experience, education and reputation.

Pursuant to Section 162, Paragraph 3, of Law No. 6,404/76, the compensation of each member of the Fiscal Council cannot be lower than 10% of the compensation that, on average, is attributed to each Officer, excluding benefits, representation funds and profit sharing.

Accordingly, Embraer’s Board of Directors proposes a monthly compensation for the Chairman of the Fiscal Council in the amount of R$16,666.67 and an individual compensation in the amount of R$15,000.00 for the other members of the Fiscal Council for the period between May 2022 and April 2023, with an increase of R$1,500.00 in the individual compensation of each member of the Fiscal Council in compliance with the legislation in force.

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Annex I – MANAGEMENT’S CONSIDERATIONS

(Information set forth in Section 9, item III, of CVM Instruction No. 481/09)

10.1 - General Financial Position

The assessment and opinions included herein reflect the views and perceptions of our executive officers about our activities, business and performance. The amounts included in this section 10.1 derive from our audited consolidated financial statements for the fiscal years ended December 31, 2021, 2020 e 2019.

The following discussion includes forward-looking statements that reflect our current expectations involving risks and uncertainties. Future results and the timing of events may differ materially from those included in these forward-looking statements due to a number of factors, including, but not limited to, other matters set forth in this Brazilian Annual Report (Formulário de Referência).

The financial information included in items 10.1 through 10.9 should be read in conjunction with our audited consolidated financial statements for the years ended December 31, 2021, 2020 and 2019 and notes thereto. The Company’s consolidated financial statements have been prepared in accordance with the accounting practices adopted in Brazil and ratified by the Brazilian Securities Commission (Comissão de Valores Mobiliários - CVM), including the pronouncements issued by the Brazilian Accounting Practice Committee (CPC), and the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB).

On February 26, 2019, the Company's shareholders approved the strategic partnership between the Company and The Boeing Company (“Boeing”), a partnership that was unduly terminated by Boeing on April 25, 2020. On the date thereof, Boeing notified Embraer of its decision to terminate the Master Transaction Agreement (“MTA”), based on the claim by Boeing that certain conditions for closing the transaction set forth in the MTA had not been met by Embraer until the expiration date of the MTA, on April 24, 2020. In addition, Boeing terminated the Contribution Agreement. Embraer firmly believes that Boeing has wrongly terminated the MTA and the Contribution Agreement and that Boeing was under an obligation to continue to comply with the terms of those agreements. Embraer firmly believes that it has fulfilled all of its contractual obligations under the MTA and the Contribution Agreement.

Due to the approval of the transaction (as defined in item 10.3 below), from February 26, 2019 to April 25, 2020, the audited consolidated financial statements for the years ended December 31, 2019 included the classification of the assets and liabilities related to the Commercial Aviation business unit and related services as “held for sale” and its results as “discontinued operation”. Due to the unexpected and undue cancellation of the strategic partnership by Boeing on April 25, 2020, as of the date thereof, the Company ceased to designate and measure the assets and liabilities associated with the Commercial Aviation business and related services as “held for sale” and the results thereof as “discontinued operations”, which were reclassified as “maintained for continuous use” and “continuing operations”.

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Until April 25, 2020, Embraer and Boeing continued to be subject to their respective obligations under the MTA (as defined in item 10.3 of this Brazilian Annual Report) for the conclusion of the transaction, therefore, Embraer maintained the classification of the assets of the Commercial Aviation business unit and related services as “held for sale” and “discontinued operations” as of December 31, 2019.

In 2020, the income statement for the comparative year ended December 31, 2019 has been restated due to the termination of the transaction with Boeing. For more information on the terminated strategic partnership with Boeing and on assets held for sale and discontinued operations on December 31, 2019, and the respective accounting impacts on the financial statements for the year ended December 31, 2020, see item 10.3.

The functional currency of a Company is the currency of the main economic environment in which it is inserted, since that currency influences the prices of goods and services, the competitive forces and regulations of its country of origin, the costs of supplying products and services and the raising or receiving of financial resources. In this context, the management, after analyzing Embraer's transactions and business, concluded that the US dollar (“US$” or “Dollar”) is its functional currency.

(a)       General Financial Position

Financial indicators

The table below shows the main balance sheet indicators of Embraer, for the last three fiscal years:

Consolidated Highlights	As of December 31,
Amounts in R$ million	2021	2020	2019(1)
Cash (2)	14,703.5	14,303.1	5,159.0
Trade accounts receivable, net	1,054.8	1,056.8	602.3
Customer financing	178.3	155.4	-
Inventories	11,082.7	12,706.2	5,257.7
Fixed assets (3)	22,130,3	21,301.3	7,694.4
Trade accounts payable	2,763.7	2,610.1	1,442.9
Trade accounts payable - confirming	82,6	-	-
Indebtedness – current	3,204.4	1,951.2	60.0
Indebtedness – non-current	19,267.7	21,163.4	306.8
Shareholders’ Equity	15,484.6	15,145.5	14,569.6

(1) The assets and liabilities related to the Commercial Aviation business unit and related services were measured and presented as assets and liabilities held for sale of the discontinued operations, in the annual financial statements of December 31, 2019. For more information on the terminated strategic partnership with Boeing and on assets held for sale and discontinued operations as of December 31, 2019, see Notes 4 and 40 to the audited consolidated financial statements for the year ended December 31, 2019.

(2) Includes cash and cash equivalents and active current and non-current financial investments.

(3) Includes property, plant and equipment, intangible assets and investments.

15

Assets and Liabilities Held for sale	As of December 31,
Amounts in R$ million	2021	2020	2019
Cash (1)	113.3	-	6,046.1
Trade accounts receivable, net	5.2	-	583.4
Customer financing	-	-	43.1
Inventories	329.3	-	4,351.6
Fixed assets (2)	792.5	-	9,099.1
Trade accounts payable	76.5	-	1,913.3
Indebtedness	-	-	13,306.6

(1) Includes cash and cash equivalents and active current and non-current financial investments.

(2) Includes property, plant and equipment, intangible assets and investments.

For comparative purposes, the indices below represent the total balance sheet and income statement accounts that include assets and liabilities held for sale:

Consolidated Highlights	As of December 31,
Amounts in R$ million	2021	2020	2019
Debt / Shareholders’ Equity	1.5	1.5	0.0
Inventory turnover	(1.7)	(1.4)	(3.5)
Assets turnover	0.4	0.4	0.5
ROA (1)	(0.5%)	(6.6%)	(3.0%)
ROE (2)	(1.7%)	(23.7%)	(8.9%)

(1) ROA – means Return on Assets, calculated as Net Income / total Assets.

(2) ROE – means Return on Equity, calculated as Net Income / Shareholders’ Equity.

(b)       Capital Structure

As of December 31, 2021, the Company’s total debt exceeded cash and cash equivalents by R$ 7,768.6 million. As of December 31, 2020, financial indebtedness, considering liabilities held for sale, was higher than the cash and cash equivalents position by R$ 8,811.5 million. The table below sets forth the ratio between our debt capital and shareholders’ equity, for the last three fiscal years.

For comparative purposes, the indices below represent the total of the balance sheet and income statement accounts, which include assets and liabilities held for sale for the year ended December 31, 2019, due to the relevance of the balances on these indicators:

Consolidated	As of December 31,
(In R$ million, except percentages)	2021	2020	2019
Shareholders’ equity (equity capital)	15,484.6	15,145.5	14,569.5
Loans and financing (debt capital)	22,472.1	23,114.6	366.8
Debt capital + equity capital	37,956.7	38,260.1	14,936.3
Debt capital / equity capital	1.5%	1.5%	2.5%
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(c)       Payment capacity in relation to assumed financial commitments

Embraer maintains its payment capacity in relation to all its financial commitments, presenting a strong cash position. As of December 31, 2021, total consolidated cash and equivalents reached the amount of R$14,703.5 million, compared to R$14,303.1 million in 2020.

In the net concept (cash and cash equivalents plus short- and long-term financial investments less financial indebtedness) in the same period, the Company had a negative balance (net debt) of R$7,768.6 million, compared to 2020, where the negative balance (net debt) was R$8,811.5 million. In 2021, operating generation measured by EBITDA presented an income of R$ 2.109,9 million, resulting in a financial indebtedness/EBITDA ratio of 10.7.

For comparative purposes, the indices below represent the total balance sheet and income statement accounts:

Consolidated	As of December 31,
Amounts in R$ million	2021	2020	2019
Net Cash (Indebtedness)	7,768.6	8,811.5	(4,792.2)[1]
EBITDA	2,109.9	(177.1)	431.4
Financial indebtedness	22,472.1	23,114.6	366.8
Shareholders’ equity	15,484.6	15,145.5	14,569.5
Financial income (expenses)	1,170.90	1,220.5	452.0
Financial indebtedness/EBITDA	10.7	(130.5)	0.9
EBITDA/Financial income (expenses)	2.0	(0.1)	2.0
Financial debt / Shareholders’ equity	1.5	1.5	-

(1) Including net indebtedness held for sale, the amount in 2019 was a negative balance of R$2,468.3 million.

Summary table of the financial position as of December 31, 2021, 2020 e 2019:

Consolidated	As of December 31,
Amounts in R$ million	2021(2)	2020	2019(1)
Current assets	32,790.2	31,818.8	34,548.6
Non-current assets	1,749.8	1,565.5	371.6
Investments	24.7	27.0	32.6
Property, plant and equipment	9,417.5	10,164.5	3,905.5
Intangible assets	12,351.9	10,786.2	3,603.9
Right of use	336.2	323.6	152.4
Total assets	56.670.2	54,685.6	42,614.6
Current liabilities	15,786.8	12,621.4	25,739.9
Non-current liabilities	25.398,8	26,918.7	2,305.2
Shareholders’ equity	14.887.2	14,560.3	14,178.9
Non-controlling interest	597.4	585.2	390.6
Total liabilities	56,670.2	54,685.6	42,614.6
(1)	The assets and liabilities related to the Commercial Aviation business unit and related services were measured and presented as assets and liabilities held for sale of the discontinued operations, in the annual financial statements of December 31, 2019. For more information on the terminated strategic partnership with Boeing and on assets held for sale and discontinued operations as of December 31, 2019, see Notes 4 and 40 to the audited consolidated financial statements for the year ended December 31, 2019.
(2)	In 2021, assets and liabilities held for sale refer to the industrial plants in Évora, Portugal, as detailed in Note 1.1.3 to the financial statements for the year ended December 31, 2021.
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Assets and liabilities held for sale
Amounts in R$ million	2021	2020	2019
Cash and cash equivalents	113.2	-	6,046.1
Trade accounts receivable, net	5.2	-	583.4
Inventories	329.3	-	4,351.6
Other assets (1)	48.3	-	777,1
Property, Plant and Equipment	791.6	-	4,392.2
Intangible assets	0.9	-	4,666.0
Right of use	0,0	-	41.0
Total assets held for sale	1,288.5	-	20,857.4
Trade accounts payable	76.5	-	1,913.3
Loans and financing	-	-	13.306.6
Contract liabilities	-	-	3,007.1
Other liabilities (2)	175.4	-	1.862,1
Total liabilities held for sale	251.9	-	20,089.1

(1) other assets includes the items: financial investments, customer financing, contract assets, guarantee deposits, income tax and social contributions, other assets and deferred income tax and social contribution.

(2) Other liabilities includes the items: lease liability, accounts payable, taxes and payroll charges payable, income tax and social contribution, financial guarantee and residual value guarantee, unearned income, provisions and deferred income tax and social contribution.

(d)       Sources of funds for working capital and investments in non-current assets used by the Company

The investments consist primarily of funds associated with the development of aircraft for the Commercial Aviation and Executive Aviation markets, and investments in industrial capacity in Brazil and abroad. Generally, such investments come originate from loan and financing operations with financial institutions and financing agencies, such as the National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social-BNDES), and are characterized as contributions from risk-sharing partners and advance payments from customers.

(e)       Sources of funds for working capital and investments in non-current assets that the Company intends to use to cover liquidity deficiencies

The Company has a financial management policy, approved by the board of directors, the purpose of which is to establish the guidelines applicable to all business areas, focusing on the management of corporate finance, including the management of cash flow and capital structure, in order to set out the risks associated with financial transactions and any liquidity deficiencies.

The Company has sufficient liquidity to meet current capital needs to maintain investments and working capital, including (i) the improvement of the Phenom 100 and 300, and Praetor 500 and 600 executive jets families, (ii) the development, certification and improvement of the E-2 jet family and (iii) other planned capital expenditures.

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In case of liquidity deficiency, the Company believes it will be able to access additional source of financing, such as: issuance of corporate bonds, issuance of debentures, import and export financing, credit facilities provided by development agencies in Brazil and credit facilities provided by Brazilian and international banks, which shall be subject to market conditions, including cost and credit, in effect at the time of the contracting.

(f)       Levels of indebtedness and characteristics of these debts

At the end of 2021, the Company's total consolidated debt amounted to R$22,472.0 million (compared to R$23,114.6 million in 2020), of which 85.7% referred to non-current debt (91.6% in 2020). The weighted average cost of debt denominated in U.S. dollars increased from 5,03% p.a. in 2020 to 5.16% p.a. in 2021, the weighted average cost of debt denominated in Reais increased from 2.51% p.a. in 2020, to 5,24% in 2021, and the weighted average cost of debt denominated in Euros was 0.29% p.a. in 2021, amounting to a total weighted average cost of 5,10%. At the end of 2020, the Company's total consolidated financial indebtedness totaled R$ 23,114.6 million (R$ 366.8 million in 2019, of which R$ 13,306.6 million were liabilities held for sale), of which 91.6% were long-term debts (83.6% in 2019). The weighted average cost of dollar-denominated debt increased from 2.43% p.a. in 2019 to 5.03% p.a. in 2020, while the cost of debt denominated in Reais increased from 1.52% p.a. in 2019 to 2.51% in 2020.

At the end of 2019, the Company's total financial indebtedness related to liabilities held for sale totaled R$ 13,306.6 million. The weighted average cost of dollar-denominated debt is 5.17%p.a.

Consolidated indebtedness maturity profile
Year	Amount in R$ (million)%
2023	2,739.5	14.22%
2024	1.764.5	9.16%
2025	5,608.8	29.11%
After 2025	9,154.8	47.51%
Total	19,267,60	100.0%

i. Material loan and financing agreements

We describe below the material financing agreements of the Company and its subsidiaries:

On June 15, 2012, Embraer SA raised funds through the sale of guaranteed notes, due on June 15, 2022, carried out abroad, in the amount of US$500 million, at a rate of 5.15% per year. In September 2020, US$167,7 million thousand and in December 2021, US$ 14,2 million thousand were repurchased by the Company; the outstanding balance was R$1,779.1 million and the remaining conditions were still unchanged. The principal repurchased was extinguished and derecognized as loans and financing on September 30, 2020 and December 31, 2021 respectively.

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Between August and September 2013, Embraer S.A., through its subsidiary Embraer Overseas Limited, conducted an exchange offer of the current securities with maturity in 2017 and 2020, for newly issued notes maturing in 2023. The exchange offer represented US$146.4 million of the principal value of the notes with maturity in 2017 and US$337.2 million of the principal value of notes with maturity in 2020, corresponding to approximately 54.9% of the exchanged notes. The total exchange offer, considering the effects of the exchange price on the trading and the total issuance of the new notes, was approximately US$540.5 million in principal, at a rate of 5.70% per year, with final maturity in September 16, 2023 and interest paid semi-annually. In September 2020, US$ 82,3 million thousand and in December 2021, US$18.9 million thousand were repurchased by the Company, the outstanding balance was R$2,428.9 million and the remaining conditions were still unchanged. The principal repurchased was extinguished and derecognized as loans and financing on September 30, 2020 and December 31, 2021, respectively. The operation is fully and unconditionally guaranteed by the Controlling Company.

In June 2015, Embraer Netherlands Finance B.V. issued US$1 billion in guaranteed notes at a nominal interest rate of 5.05% p. a., maturing on June 15, 2025. The outstanding balance on December 31, 2021 was R$5,564.8 million.

In February 2017, Embraer Netherlands Finance B.V. issued US$750 million in guaranteed notes at a nominal interest rate of 5.40% p. a., maturing on February 1, 2027. The outstanding balance on December 31, 2021 was R$4,268.8 million.

In August 2020, Embraer Aircraft Holding, Inc. and Embraer S.A., as guarantor, entered into a working capital guarantee agreement with Export-Import Bank of the United States (“U.S. Exim Bank”) in the amount of US$97.2 million, indexed to one-month LIBOR + 1,4% p.a. and a maturity of one year. In November 2021, US$ 45.6 million thousand were repurchased by the Company, the outstanding balance was R$ 280.4 million on December 31, 2021, and the maturity date was changed to August 2023.

In September 2020, Embraer Netherlands Finance B.V., a company of the Embraer S.A. group, issued US$750,000 at a nominal interest rate of 6.95% p.a., maturing on January 17, 2028. The outstanding balance on December 31, 2021 was R$4,281.9 million.

In 2021, the Company finalized the terms of the agreements for the financing of working capital for exports in the amount of US$615 million, with a term of up to four years. The amount of US$300 million was financed by the National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social – BNDES) under the agreement entered into on June 26, 2020, and US$315 million was financed by private and public banks (Banco do Brasil, Bradesco, Morgan Stanley, Natixis and Santander). The outstanding balance on December 31, 2021 was R$1.748,0 million.

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ii. Other long-term relationships with financial institutions

There are no other long-term relationships with financial institutions.

iii. Degree of subordination between debts

Real estate, improvements, machinery, equipment and bank guarantees in the total amount of R$2.527,4 milion (R$2.613,0 million as of December 31, 2020) were offered as collateral for part of the Company's financing. For the financing of subsidiaries, securities were provided in the form of suretyship or accommodation by the Controlling Company, which totaled R$22,033,8 million as of December 31, 2021 (R$22.345,8 million as of December 31, 2020). The Company's indebtedness as of December 31, 2021 totaled R$22,472.0 million, compared to R$21,242.4 million in 2020.

iv. Any restrictions imposed on the issuer, especially, in relation to indebtedness limits and incurrence of additional debt, distribution of dividends, sale of assets, issuance of additional securities and sale of ownership control

Below are the restrictions imposed on the Company and its subsidiaries under material long-term financing agreements of the Company and its subsidiaries, as of December 31, 2021.

The issuances of notes by the Company and its subsidiaries in 2012, 2013, 2015, 2017 and 2020 with issuance values of US500 million, US$540.5 million, US$1.0 billion, US$750 million and US$750 million respectively, are subject to the following restrictions:

(A) Pledges/collaterals

The assets of the company or guarantor (Embraer S.A.) cannot be pledged as collateral, except if:

(i)	related to the purchase of new assets;
(ii)	in the ordinary course of business regarding the financing of aircraft by the guarantor to other entity or in import/export transactions;
(iii)	related to debts of the guarantor with BNDES and other international agencies;
(iv)	held by acquired companies;
(v)	they already exist, or result from legal imposition or judicial decision;
(vi)	due to developments related to governmental authorities;
(vii)	already existing in assets to be acquired;
(viii)	related to funds for payment of principal, interest and additional amounts;
(ix)	arising from Capitalized Lease Obligations; or
(x)	in an amount below 10% of the Company’s equity capital.
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(B)       Corporate transactions

The Company and the guarantor may only enter into consolidation/merger and asset transfer transactions, without the consent of noteholders, if:

(i)	the successor expressly assumes the repayment of principal, interest and other obligations;
(ii)	no Default occurs;
(iii)	opinion certificates are delivered confirming the transaction meets all conditions precedent imposed;
(iv)	the successor agrees to assume any resulting costs, ensuring that payments to noteholders will not be affected.

In contracts signed with BNDES, the Company is required to maintain measures and actions aimed at avoiding or correcting damage to the environment, safety and occupational medicine, maintaining its obligations to the environmental agencies in good standing, as well as complying, during the term of the contract, with the provisions of the applicable legislation regarding persons with disabilities.

The agreements entered into with FINEP are subject to the following restrictive clauses:

(a)	no change in direct or indirect effective control may occur, which, in the opinion of FINEP, may compromise the regular development of the project and/or prevent the due performance of the agreement;
(b)	no corporate agreements or bylaws can include provisions requiring special quorum for resolutions or approval of matters that limit or hinder control in any company of the group by the respective controlling shareholders, or provisions imposing:
(i)	restrictions on the ability to grow or develop its technologies;
(ii)	restrictions on access to new markets; or
(iii)	restrictions or impairment on the ability to pay financial obligations derived from the relevant transaction entered into with financial institutions.
(c)	During the term of the agreement, the Company shall adopt measures and actions to avoid or correct matters regarding environmental damages, occupational safety and occupational medicine that may be caused by such project;
(d)	The Company shall comply with applicable law regarding the Brazilian environmental policy (politica nacional de meio ambiente), maintaining its obligations in good standing with environmental agencies during the term of such agreement;
(e)	There can be no final judgment against Embraer for its acts or the acts of its management in connection with racial or gender discrimination, child labor, slave labor, workplace or sexual harassment, or environmental crime.

The long-term financial agreements are subject to certain covenants, aligned to the common normal market practices which state control over the liquidity and the leverage level obtained from the rationale net indebtedness/EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) of certain subsidiaries. Common restrictions over new encumbrances over assets, material changes in the Company's equity control, material sale of assets and payment of dividends exceeding the minimum required by law in cases of default in financial agreements and transactions with controlled companies are included.

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As of December 31, 2021, the Company and its subsidiaries were fully compliant with all the restrictive clauses described above. All non-financial covenants set forth in agreements that provide for obligations, in effect in 2019, 2020 and 2021, were met in the respective years.

(g)       Limits of contracted financing and percentages already used

As of December 31, 2021, there were no credit facilities procured, but not disbursed.

(h)       Significant changes in each item of the consolidated balance sheets

Consolidated operations

(in R$ million, except %)	Dec. 31, 2021 (2)	VA	Dec. 31, 2020 (Re-presented)	VA	Dec. 31, 2019(1)	VA	HA 2021 x 2020	HA 2020 x 2019
Assets
Current
Cash and cash equivalents	10,147.2	17.9%	9,786.1	17.9%	3,447.0	8.1%	3.7%	183.9%
Financial investments	4,190.0	7.4%	4,248.3	7.8%	1,651.8	3.9%	(1.4%)	157.2%
Trade accounts receivable, net	1,054.8	1.9%	1,056.8	1.9%	602.3	1.4%	(0.2%)	75.5%
Derivative financial instruments	0.7	-	43.2	0.1%	5.5	-	(98.4%)	685.5%
Customer financing	53.5	0.1%	44.0	0.1%	-	-	21.6%	-
Collateralized accounts receivable	-	-	-	-	16.1	0.1%	-	(100.0%)
Contract assets	3,249.5	5.7%	2,399.6	4.4%	1,861.8	4.4%	35.4%	28.9%
Inventories	11,082.7	19.6%	12,706.2	23.2%	5,257.7	12.3%	(12.8%)	141.7%
Guarantee deposits	3.2	-	1.1	0.0%	0.3	-	190.9%	266.7%
Income tax and social contribution	638.8	1.1%	593.2	1.1%	364.9	0.9%	7.7%	62.6%
Other assets	1,081.2	1.9%	940.3	1.7%	483.8	1.1%	15.0%	94.4%
Assets held for sale	1,288.5	2.3%	-	-	20,857.4	48.9%	-	(100.0%)
Total current assets	32,790.2	57.9%	31,818.8	58.2%	34,548.6	81.1%	3.1%	(7.9%)
Non-Current
Financial investments	366.3	0.6%	268.7	0.5%	60.2	0.1%	36.3%	346.3%
Derivative financial instruments	0.1	-	6.5	-	2.8	-	(98.5%)	132.1%
Customer financing	124.8	0.2%	111.4	0.2%	-	-	12.0%	-
Collateralized accounts receivable	-	-	-	-	55.0	0.1%	-	(100%)
Guarantee deposits	13.1	-	7.9	-	2.0	-	65.8%	295.0%
Deferred income tax and social contribution	544.4	1.0%	543.5	1.0%	2.8	-	0.2%	19310.7%
Other assets	701.1	1.2%	627.5	1.1%	248.8	0.6%	11.7%	152.2%
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Investments	24.7	0.1%	27.0	0.1%	32.6	0.1%	(8.5%)	(17.2%)
Property, plant and equipment	9,417.5	16.6%	10,164.5	18.6%	3,905.5	9.2%	(7.3%)	160.3%
Right of Use	336.2	0.6%	323.6	0.6%	152.4	0.3%	3.9%	112.3%
Intangible assets	12,351.9	21.8%	10,786.2	19.7%	3,603.9	8.5%	14.5%	199.3%
Total non-current assets	23,880.1	42.1%	22.866,8	41.8%	8,066.0	18.9%	4.4%	183.5%
Total assets	56,670.2	100.0%	54,685.6	100.0%	42,614.6	100.0%	3.6%	28.3%
(1)	The assets and liabilities related to the Commercial Aviation business unit and related services were measured and presented as assets and liabilities held for sale of and their results generated as discontinued operations, in the annual financial statements of December 31, 2019. For more information on the terminated strategic partnership with Boeing and on assets held for sale and discontinued operations as of December 31, 2019, see Notes 4 and 40 to the audited consolidated financial statements for the year ended December 31, 2019.
(2)	In 2021, assets and liabilities held for sale refer to the industrial plants in Évora, Portugal, as detailed in Note 1.1.3 to the financial statements for the year ended December 31, 2021.

(in R$ million, except %)	Dec. 31, 2021(2)	VA	Dec. 31, 2020 (Resubmitted)	AV	Dec. 31, 2019(1)	VA	HA 2021 x 2020	HA 2020 x 2019
Liabilities
Current
Trade accounts payable	2,763.7	4,9%	2,610.1	4.8%	1,442.9	3.4%	5.9%	80.9%
Trade accounts payable - confirming	82.6	0.1%	-	-	-	-	100%	-
Lease Liabilities	64.2	0,1%	59.4	0.1%	20.0	-	8.1%	197.0%
Loans and financing	3,204.4	5,7%	1,951.2	3.6%	60.0	0.1%	64.2%	3.152.0%
Non-recourse and recourse debt	-	-	-	-	16.1	-	-	(100%)
Accounts payable	1,346.4	2,4%	1,298.2	2.4%	654.9	1.5%	3.7%	98.2%
Contract liabilities	6,722.1	11,9%	5,368.5	9.8%	2,616.3	6.1%	25.2%	105.2%
Derivative financial instruments	16.1	-	6.5	-	18.0	-	147.7%	(63.9%)
Taxes and payroll charges payable	225.6	0,4%	373.6	0.7%	221.4	0.5%	(39.6%)	68.7%
Income tax and social contribution	399.3	0.7%	211.6	0.4%	171.7	0.4%	88.7%	23.2%
Financial guarantee and residual value guarantee	88.1	0.2%	221.4	0.4%	-	-	(60.2%)	-
Unearned income	14.1	-	2.6	-	8.1	-	442.3%	(67.9%)
Dividends	0.1	-	6.2	-	5.6	-	(98.4%)	10.7%
Provisions	608.2	1.1%	512.1	0.9%	415.8	1.0%	18.8%	23.2%
Liabilities held for sale	251.9	0.4%	-	-	20,089.1	47.1%	-	(100%)
Total current liabilities	15,786.8	27.9%	12,621.4	23.1%	25,739.9	60.4%	25.1%	(51.0%)
Loans and financing	19,267.7	34.0%	21,163.4	38.7%	306.8	0.7%	(9.0%)	6.798,1%
Lease Liabilities	291.9	0.5%	277.1	0.5%	135.3	0.3%	5.4%	104.8%
Non-recourse and recourse debt	-	-	-	-	55.0	-	-	(100%)
Accounts payable	321.6	0.6%	220.1	0.4%	51.3	-	46%	329.0%
Contract liabilities	1.722.4	3.0%	1.363,6	2.5%	138.2	-	26%	886.7%
Derivative financial instruments	16.7	-	45.1	0.1%	-	-	(63.0%)	-
Taxes and payroll charges payable	55.9	0.1%	61.5	0.1%	53.8	0.1%	(9.1%)	14.3%

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Income tax and social contribution	2,822.8	5.0%	2,466.8	4.5%	1,097.4	2.6%	14.4%	124.8%
Financial guarantee and residual value guarantee	16.5	-	429.3	0.8%	-	-	(96.2%)	-
Unearned income	210.4	0.4%	298.2	0.5%	64.8	0.2%	(29.4%)	360.2%
Provisions	672.9	1.2%	593.7	1.1%	402.6	0.9%	13.3%	47.5%
Total non-current liabilities	25,398.8	44.8%	26,918.7	49.2%	2,305.2	5.4%	(5.6%)	1,067.7%
Total liabilities	41,185.6	72.7%	39,540.1	72.3%	28,045.1	65.8%	4.2%	41.0%
Shareholders’ equity
Capital	5,159.6	9.1%	5,159.6	9.4%	5,159.6	12.1%	-	-
Treasury shares	(87.1)	(0.2%)	(73.6)	(0.1%)	(75.4)	(0.2%)	18.3%	(2.4%)
Revenue reserves	-	-	-	-	2,595.4	6.1%	-	(100.0%)
Share-based remuneration	78.9	0.1%	78.9	0.1%	78.9	0.2%	-	-
Equity value adjustment	11,158.7	19.7%	10,543.5	19.3%	6,420.4	15.1%	5.8%	64.2%
Accumulated (Losses) profits	(1,422.9)	(2.5%)	(1,148.1)	(2.1%)	-	-	23.9%	-
Non-controlling interest	597.4	1.1%	585.2	1.1%	390.6	0.9%	2.1%	49.8%
Total shareholders’ equity	15,484.6	27.3%	15,145.5	27.7%	14,569.5	34,2%	2.2%	4.0%
Total liabilities and shareholders’ equity	56,670.2	100.0%	54,685.6	100.0%	42,614.6	100%	3.6%	28.3%
(1)	The assets and liabilities related to the Commercial Aviation business unit and related services were measured and presented as assets and liabilities held for sale of and their results generated as discontinued operations, in the annual financial statements of December 31, 2019. For more information on the terminated strategic partnership with Boeing and on assets held for sale and discontinued operations as of December 31, 2019, see Notes 4 and 40 to the audited consolidated financial statements for the year ended December 31, 2019.
(2)	In 2021, assets and liabilities held for sale refer to the industrial plants in Évora, Portugal, as detailed in Note 1.1.3 to the financial statements for the year ended December 31, 2021.

Assets and Liabilities Held for Sale

(in R$ million, except %)	Dec. 31, 2021	VA	Dec. 31, 2020	VA	Dec. 31, 2019	VA
Cash and cash equivalents	113.3	8.8%	-	-	5,854.7	28.1%
Financial investments	-	-	-	-	191.4	0.9%
Trade accounts receivable, net	5.2	0,4%	-	-	583.4	2.8%
Customer financing	-	-	-	-	43.1	0.2%
Contract assets	-	0.0%	-	-	136.1	0.7%
Inventories	329.3	25.6%	-	-	4,351.6	20.9%
Guarantee deposits	1.3	0.1%	-	-	1.8	0%
Income tax and social contribution	2.6	0.2%	-	-	8.3	0%
Other assets	34.7	2.7%	-	-	449.5	2.2%
25

Deferred income tax and social contribution	9.6	0.7%	-	-	138,.3	0.7%
Property, plant and equipment	791.6	61.4%	-	-	4,392.2	21.1%
Right of Use	-	-	-	-	41.0	0.2%
Intangible assets	0.9	0.1%	-	-	4,666.0	22.4%
Total assets	1,288.5	100.0%	-	-	20,857.4	100%

(in R$ million, except %)	Dec. 31, 2021	VA	Dec. 31, 2020	VA	Dec. 31, 2019	VA
Trade accounts payable	76.5	30.4%	-	-	1,913.3	9.5%
Lease Liabilities	0.1	0.0%	-	-	37.9	0.2%
Loans and financing	-	-	-	-	13,306.6	66.2%
Accounts payable	14.4	5.7%	-	-	534.5	2.7%
Contract liabilities	-	-	-	-	3,007.1	15%
Taxes and payroll charges payable	2.1	0.9%	-	-	35.8	0.2%
Income tax and social contribution	0.1	0.0%	-	-	221.4	1.1%
Financial guarantee and residual value guarantee	-	-	-	-	565.3	2.8%
Unearned income	158.6	63.0%	-	-	192.1	1.0%
Provisions	0.1	-	-	-	159.5	0.8%
Deferred income tax and social contribution	-	-	-	-	115.7	0.6%
Total liabilities	251.9	100%	-	-	20,089.1	100%

COMPARISON OF THE MAIN CONSOLIDATED BALANCE SHEET ITEMS AS OF DECEMBER 31, 2021 AND DECEMBER 31, 2020

Current assets

As of December 31, 2021, Current Assets were R$32,790.2 million, compared to R$31,818.8 million, as of December 31, 2020. In relation to total Assets, Current Assets represented 57.9% as of December 31, 2021 and 58.2% as of December 31, 2020. The positive variation of 3.1% for this group as a whole occurred mainly in the consolidated balance of Cash and cash equivalents and Inventories. In addition, in 2021, the Assets held for sale were fully classified as Current Assets, and in 2020, the accounts of this line were allocated individually according to the nature of the Asset accounts in the Balance Sheet.

26

Non-current assets

As of December 31, 2021, Non-Current Assets totaled R$23,880.1 million, compared to R$22,866.8 million as of December 31, 2020. In relation to total Assets, Non-Current Assets represented 42.1% as of December 31, 2021 and 41.8% as of December 31, 2020. The positive variation of 4.4% in this group occurred mainly due to the increase in the consolidated balance of the Property, Plant and Equipment and Intangible Assets accounts. In addition, there was a large increase in this group, as mentioned above, which is mainly explained by the fact that the Assets held for sale were classified in 2021 as Current Assets, however, in 2020, they were allocated individually according to the nature of the Asset accounts in the Balance Sheet.

Current liabilities

As of December 31, 2021, Current Liabilities totaled R$15,786.8 million, compared to R$12,621.4 million as of December 31, 2020. In relation to total Liabilities and Shareholders’ Equity, Current Liabilities represented 27.9% as of December 31, 2021 and 23.1% as of December 31, 2020. The 25.1% increase in the period occurred due to the increase in the consolidated balance of the Contract liabilities account. In 2020, the accounts of the Liabilities held for sale line were allocated individually according to the nature of the Liabilities accounts in the Balance Sheet, however, in 2021, the Liabilities held for sale accounts were fully classified as Current liabilities.

Non-current liabilities

As of December 31, 2021, Non-Current Liabilities were R$25,398.8 million, compared to R$26,918.7 million as of December 31, 2020. In relation to total Liabilities and Shareholders’ Equity, Non-Current Liabilities represented 44.8% as of December 31, 2021 and 49.2% as of December 31, 2020. The 5.6% decrease in Non-current Liabilities is primarily due to the decrease in Loans and financing and Financial Guarantee and residual value guarantee accounts, an increase in the consolidated balance of the Contract liabilities and Deferred income tax and social contribution accounts. In addition, there was a decrease in this group, as mentioned above, which is mainly due to the fact that the Liabilities held for sale were classified in 2021, as Current liabilities, however, in 2020, they were allocated individually according to the nature of the Liabilities accounts in the Balance Sheet.

Shareholders’ equity

As of December 31, 2021, Shareholders' Equity totaled R$15,484.6 million, compared to R$15,145.5 million as of December 31, 2020. This 2.2% increase occurred mainly in the Equity value adjustment account, arising from the appreciation of the US Dollar (functional currency) against the Real (presentation currency) in 2021, offset by an increase in the Accumulated losses accounts due to the loss incurred in the year ended December 31, 2021.

27

COMPARISON OF THE MAIN CONSOLIDATED BALANCE SHEET ITEMS AS OF DECEMBER 31, 2020 AND DECEMBER 31, 2019

Current Assets

As of December 31, 2020, Current Assets totaled R$31,818.8 million, compared to R$34,548.6 million as of December 31, 2019. In relation to total Assets, Current Assets represented 58.2% as of December 31, 2020 and 81.1% as of December 31, 2019. The negative variation of 7.9% for this group as a whole occurred mainly in the consolidated balance of Accounts receivable. In addition, in 2019, Assets held for sale were fully classified as Current Assets, and in 2020, the accounts in this line were allocated individually according to the nature of the Asset accounts in the Balance Sheet.

Non-current assets

As of December 31, 2020, Non-Current Assets totaled R$22,866.8 million, compared to R$8,066.0 million on December 31, 2019. In relation to total Assets, Non-Current Assets represented 41.8% as of December 31, 2020 and 37.4% as of December 31, 2019. The variations in this group occurred mainly due to the increase in the consolidated balance of the Property, Plant and Equipment and Intangible assets accounts. In addition, there was a large increase in this group, as mentioned above, which is mainly explained by the fact that the Assets held for sale were classified in 2019 as Current Assets, however, in 2020, they were allocated individually according to the nature of the Asset accounts in the Balance Sheet.

Current liabilities

As of December 31, 2020, Current Liabilities totaled R$12,621.4 million, compared to R$25,739.9 million as of December 31, 2019. In relation to total Liabilities and Shareholders’ Equity, Current Liabilities represented 23.0% as of December 31, 2020 and 60.4% as of December 31, 2019. The 51.0% reduction in the period was mainly due to the fact that the Liabilities held for sale were fully classified as Current Liabilities, however, in 2020, the accounts in this line were allocated individually according to the nature of the Liability accounts in the Balance Sheet.

Non-current liabilities

As of December 31, 2020, Non-Current Liabilities were R$26,918.7 million, compared to R$2,305.2 million as of December 31, 2019. In relation to total Liabilities and Shareholders’ Equity, Non-Current Liabilities represented 49.1% as of December 31, 2020 and 5.4% as of December 31, 2019. The variations in this group occurred mainly due to the increase in the consolidated balance of the Loans and Financing accounts, as a result of the new borrowings that took place in 2020. In addition, there was a large increase this group, as mentioned above, which is mainly explained by the fact that the Liabilities held for sale were classified in 2019 as Current Liabilities, however, in 2020, they were allocated individually according to the nature of the Liability accounts in the Balance Sheet.

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Shareholders’ equity

As of December 31, 2020, Shareholders' Equity totaled R$15,145.5 million, compared to R$14,569.6 million as of December 31, 2019. This 3.8% increase occurred mainly in the Equity value adjustment account, compensated with reductions in the Accumulated profits and losses account.

Statements of Income

(in R$ million, except %)	Dec. 31, 2021	VA	Dec. 31, 2020	VA	Dec. 31, 2019 (Re-presented) (1)	VA	HA 2021 x 2020	HA 2020 x 2019
Net Revenue	22,669.7	100%	19,641.8	100%	21,802.1	100%	15.4%	(9.9) %
Cost of products sold and services rendered	(19,130.6)	(84.4) %	(17,234.8)	(87.7) %	(18,636.6)	(85.5) %	11.0%	(7.5) %
Gross Profit	3,539.1	15.6%	2,407.0	12.3%	3,165.5	14.5%	47.0%	(24.0)%
Operating Income (Expense)
Administrative	(827.1)	(3.6) %	(738.7)	(3.8) %	(752.5)	(3.5) %	12.0%	(1.8) %
Selling	(1,223.3)	(5.4) %	(1,002.6)	(5.1) %	(1,131.6)	(5.2) %	22.0%	(11.4) %
Net gains (losses) on accounts receivable and contract assets	70.9	0.3%	(293.9)	(1.5) %	3.4	-	(124.1) %	(8744.1)%
Research	(233.4)	(1.0) %	(155.1)	(0.8) %	(196.4)	(0.9) %	50.5%	(21.0) %
Other operating expense, net	(276.9)	(1.2) %	(1.910.4)	(9.7) %	(1,397.2)	(6.4) %	(85.5) %	36.7%
Equity in associates gains and losses	5.4	-	12.7	0.01%	(1.0)	-	(57.5) %	(1370) %
Operating Profit	1,054.7	4.7%	(1,681.0)	(8.6) %	(309.8)	(1.4) %	(162.7) %	442.6%
Financial income (expense), net	(1,070.9)	(4.7) %	(1,220.5)	(6.2) %	(452.0)	(2.1) %	(12.3) %	170.0%
Monetary and foreign exchange variations, net	137.6	0.6%	410.6	(2.1) %	20.9	0.1%	(133.5) %	(2064.6) %
Income (loss) before taxes	121.4	0.5%	(3,312.1)	(16.9) %	(740.9)	(3.4) %	(103.7) %	347.0%
Income tax and social contribution	(389.1)	(1.7) %	(284.1)	(1.4) %	(553.3)	(2.5) %	37.0%	(48.7) %
Net loss of the period	(267.7)	(1.2) %	(3,596.2)	(18.3) %	(1,294.2)	(5.9) %	(92.6) %	177.9%
Profit/Loss attributable to:
Embraer Shareholders	(274.8	(1.2) %	(3,616.0)	(18.4) %	(1,316.8)	(6.0) %	(92.4) %	174.6%
Non-controlling Shareholders	7.2	-	19.8	0.1%	22.7	0.1%	(63.6) %	(12.8) %

( in R$ million, except %)	Dec. 31, 2021	VA	Dec. 31,2020	VA	Dec. 31,2019 (Re-presented) (1)	VA	HA 2021 x 2020	HA 2020 x 2019
Weighted average number of outstanding shares in the period (in thousands)
Basic	734.7	-	736.2	-	735.9	-	(0.2) %	0%
Diluted	734.7	-	736.2	-	735.9	-	(0.2) %	0%
Profit per share
Basic	(0.37)	-	(4.91)	-	(1.79)	-	(92.5) %	(174.4) %
Diluted	(0.37)	-	(4.91)	-	(1.79)	-	(92.5) %	(174.4) %
(1)	The assets and liabilities related to the Commercial Aviation business unit and related services were measured and presented as assets and liabilities held for sale, and their results generated as discontinued operations, in the annual financial statements of December 31, 2019. For more information on the terminated strategic partnership with Boeing and on assets held for sale and discontinued operations on December 31, 2019 see Notes 4 and 40 to the audited consolidated financial statements for the year ended December 31, 2019.
29

FISCAL YEAR ENDED DECEMBER 31, 2021 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2020

Net Revenue

In 2021, Embraer delivered 141 aircraft, including 48 commercial aircraft and 93 executive aircraft (62 light jets and 31 medium jets), which is 8.5% higher than the 130 aircraft delivered in the previous year, generating a net revenue of R$22,669.7 million (US$4,197.2 million), 15.4% higher than the R$19,641.8 million (US$3,771.1 million) generated in 2020, which can be explained mainly by the increase in deliveries in the Commercial and Executive Aviation segments and by the 30% increase in revenue from Services & Support.

With this result, Embraer fulfilled its net revenue estimate released to the market of US$4.0 bilion to US$4.5 billion.

In 2021, net revenue for the Commercial Aviation business reached R$7,132.6 million, which is 22.8% higher than the R$ 5,807.0 million from 2020. The Executive Aviation business generated R$6,125.5 million in revenue, and grew 9.3% when compared to the amount of R$ 5,602.9 million from previous year. Net revenue from the Defense & Security business totaled R$3,176.1 million, 8.0% lower than the R$ 3,453.3 million in 2020, mainly due to the reduction of the contractual amendments for the KC-390 Millennium entered into between FAB and the Company (further information described in item 10.5 of this Reference Form). The Services & Support business generated R$6,104.6 million in revenue, which is 29.35% higher than the R$ 4,719.4 million from the previous year. Other revenues amounted to R$130.9 million in 2021, an increase of 121.9% when compared with R$ 59.0 million from 2020.

Cost of goods sold and services rendered

In 2021, the cost of goods sold and services rendered was R$19,139.6 million, an increase of 11.1% compared to R$17,234.8 million in 2020, mainly due to the higher number of aircraft deliveries in Commercial Aviation and Executive Aviation in 2021 compared to 2020.

Gross Profit and Gross Margin

Due to this increase in deliveries and revenue, positive product mix, better average price, lower expenses with idle capacity and greater production efficiency, in 2021, the Company's gross profit reached R$3,539.1 million and was 47.0% higher than the R$2,407.0 million recorded in 2020. The gross margin for the period was 15.6%, an increased compared to the 12.3% in the previous period.

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Administrative and Selling Expenses

In 2021, selling expenses rose 22% compared to the previous year, totaling R$1,223.3 million. The increase in this expense line was driven by a return, in 2021, to more normalized levels of expenses following additional cost containment efforts in 2020, amid the crisis caused by the Covid-19 pandemic. Administrative expenses grew 12% and totaled R$827.2 million, representing 4% of the 2021 revenue, the same level as in 2020. Despite the ongoing recovery in the Company's operations, it is worth noting that the exchange rate variation in the period ended up offsetting negatively the savings generated by the cost reduction and restructuring actions implemented during the year.

Research Expenses

Research expenses totaled R$233.4 million in 2021, an increase of 50% compared to 2020, having met all the objectives established for the period.

Other Operating Income (Expenses)

The other operating income (expenses), net account totaled an expense of R$276.8 million in the year, a decrease of 86% compared to 2020 and which is mainly linked to the substantial decrease in special items that were recognized in 2020 and that had lower impact in 2021, in addition to lower costs related to external monitoring and reintegration/separation of the Commercial Aviation business.

Operating Profit/Loss

In 2021, the result and operating margin (EBIT) totaled R$1,054.7 million and 4.7%, respectively, compared to operating loss and operating margin (EBIT) of R$(1,681.0) million and (8.6)%, respectively, in 2020. Operating results for the year, although to a lesser extent, were still negatively impacted by the Covid-19 pandemic and its effects on the aerospace industry, especially in the Commercial Aviation segment, but which was partially offset by the significant improvement in the operating income of the Executive Aviation and Services & Support segments. The increase of around 10% in the number of Commercial and Executive Aviation deliveries, with a consequent increase in their revenues, and the 29% increase in Service & Support revenue, combined with a more favorable product mix and cost control measures largely explain the better profitability presented in 2021 compared to 2020.

Financial income (expenses), net

In 2021, Embraer recorded a net financial expense of R$1,070.9 million, lower than the R$1,220.5 million recorded in 2020. This drop was mainly due to the decrease in the Company's indebtedness.

The net monetary and exchange variations in 2021 were R$137.7 million, compared to R$ (410.6) million in 2020.

31

Net income (loss) for the period

Embraer’s net loss in 2021 totaled R$274.8 million, compared to a net loss of R$3,616.0 million in 2020. The net result had a substantial increase in relation to the previous year and was impacted by the improvement in the operating result, but also by the exchange rate effect associated with non-monetary assets that affected the income tax and social contribution account. Loss per share unit was R$0.37, compared to a loss per share unit of R$4.91 in 2020. Adjusted net loss excluded from deferred income tax and social contribution and net impact after tax of special items that may have been recorded, in 2021 totaled R$162.6 million (and adjusted loss per share unit of R$0.22), compared to an adjusted loss in 2020 of R$2,372.3 million (and adjusted loss per share unit of R$3.22).

FISCAL YEAR ENDED DECEMBER 31, 2020 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2019

Net Revenue

In 2020, Embraer delivered a total of 130 aircraft, including 44 commercial aircraft and 86 executive aircraft (56 light jets and 30 medium jets); compared to a total of 198 aircraft delivered in 2019, 89 of which were commercial aircraft and 109 were executive aircraft (62 light jets and 47 large jets). In 2020, deliveries were strongly impacted, mainly in commercial aviation, by the Covid-19 pandemic.

Despite this reduction in the number of deliveries in 2020, combined with the depreciation of the Real in the period, there was a decrease of only 10% in total net revenue in 2020, compared to 2019. Net revenue in 2020 was R$19,641.8 million and R$21,802.1 million in 2019.

In 2020, the Commercial Aviation business recorded net revenue of R$5,087.0 million, 34.9% below the R$8.924,8 million in 2019. The revenue from the Executive Aviation business totaled R$5,602.9 million in 2020, which is 0.7% lower than the revenue of R$5,642.9 million in the previous year. Defense & Security net revenue totaled R$3,453.3 million, 52.1% higher than the R$ 2.270,0 million in 2019. The Services & Support segment generated a total revenue of R$4,719.4 million in 2020, 4.3% lower than the R$4,929.2 million generated in 2019. Other revenues amounted to R$59.0 million in 2020, which represented a 59.5% increase in relation to R$ 37.0 million in 2019.

Cost of goods sold and services rendered

In 2020, cost of goods sold and services rendered totaled R$17,234.8 million, representing a 7.5% decrease compared to the R$18,636.6 million in 2019, primarily due to a lower number of deliveries aircraft in Aviation Commercial and Executive Aviation in 2020, compared to 2019.

Gross Profit and Gross Margin

As a result of the foregoing, in 2020, the Company's gross profit reached R$2,406.9 million and was 24% lower than the R$3,165.5 million recorded in 2019. The gross margin for the period was 12.3%, representing a decrease compared to 14.5% in the previous period.

32

Administrative and Selling Expenses

In 2020, administrative expenses decreased by 1.8% and totaled R$738.7 million, accounting for 3.8% of revenue for the period. They were impacted by the results arising from the restructuring measures carried out by the Company in order to reduce payroll costs considering the Covid-19 pandemic scenario, such as employees’ leaves, temporary reduction of working hours and wages for the employees in home office, as well as the temporary reduction of all Board of Directors and Board of Executive Offices members fees.

In 2020, selling expenses totaled R$1,002.6 million, representing 5.2% of the revenue for the period, and there was an 11.4% decrease compared to the R$1,131.6 million in 2019, due to a combination of reduction in payroll costs and lower marketing expenses related to the industry events and flights demonstration as a result of the limitations caused by Covid-19 pandemic. In 2020, selling expenses related to expected credit losses on the balances of accounts receivable and contract assets were reclassified to a new account in the income statement, as described below.

Net gains (losses) on accounts receivable and contract assets

In 2020, for better disclosure and identification of expected credit losses on balances of accounts receivable and contract assets in the income statements and also due to the relevance of this transaction in the current year due to the impacts of the Covid-19 pandemic, the Company reclassified expenses of this nature from "selling expenses" to the specific "net gains (losses) on accounts receivable and contract assets". Previously, the Company did not disclose this segregation in the income statement due to the immateriality of the amounts involved. Other information is described in note 21.3 to the audited, published and consolidated financial statements for the year ended December 31, 2020.

Research Expenses

Research expenses were 21.0% lower, totaling R$155.1 million in 2020, compared to R$196.4 million in 2019.

Other Operating Income (Expenses)

The Other operating income (expenses), net account totaled an expense of R$1,910.3 million in 2020, representing an increase of 36.7%, compared to R$1,397.2 million in 2019, with the main variation being in expenses related to provisions of credit losses during the pandemic, impairment in Commercial Aviation, Executive Aviation and Defense & Security, and the recognition of depreciation and amortization in Commercial Aviation, related to the period where the Commercial Aviation and respective services were recognized as held for sale.

33

Operating Profit/Loss

In 2020, operating profit and operating margin (EBIT) totaled R$1,681.0 million and (8.6)%, respectively, compared to the loss of R$309.8 million and (1.4)%, respectively, in 2019. In 2020, the operating result was affected due to the lower number of deliveries, which suffered significant impacts due to the Covid-19 pandemic, especially in Commercial Aviation. However, in 2020, there was an improvement in the operating margin of the Executive Aviation and Defense & Security businesses, compared to 2019.

Financial income (expenses), net

Financial expenses, net increased from R$452.0 million in 2019 to R$1,220.5 million in 2020, mainly due to expenses related to interest on new funding in 2020 and the reduction in income related to interest on cash and cash equivalents and active financial instruments, mainly abroad, as well as the depreciation of the Brazilian Real against the Dollar, in 2020 versus 2019.

Exchange rate variation in 2020 totaled R$ (410.6) million compared to an amount of R$20.9 million in 2019.

Net income (loss) for the period

In 2020, net loss totaled R$ 3,616.0 million (and loss per share unit of R$ 1.18), compared to a Net loss of R$1,316.9 million (and loss per share unit of R$1.79) in 2019. The variation is justified by the impacts explained above. The adjusted net loss excluded from the deferred income and social contribution taxes as well as from the net impact, after special items taxes that may have been recorded, in 2020 totalized R$2.372.3 million (and adjusted loss per share unit of R$3.22), compared to the adjusted loss in 2019 of R$862,7 million (and adjusted loss per share unit of R$ 1.17).

STATEMENTS OF CASH FLOWS

The cash flow represented below contains the total balance sheet and income statement accounts that include assets and liabilities held for sale:

34

(in R$ thousand, except %)	Dec. 31, 2021	Dec. 31, 2020	Dec. 31, 2019	2021 x 2020	2020 x 2019
Operating Activities
Loss for the period	(267.6)	(3,596.2)	(1,294.1)	(92.6%)	(177.9%)
Items not affecting cash
Depreciation of property, plant and Equipment	658.5	859.9	450.3	(23.4%)	91.0%
Recognition of government grants	(16.4)	(24.6)	(8.4)	(33.3%)	192.9%
Amortization of intangible assets	467.8	688.3	380.7	(32.0%)	80.8%
Recognition of contribution from suppliers	(54.7)	(44.3)	(89.8)	23.5%	(50.7%)
Allowance for inventory obsolescence	(311.5)	90.4	81.5	(444.6%)	10.9%
Adjustment to market value, inventory, property, plant and equipment and intangible assets	(114.8)	9.4	413.4	(1321.3%)	(97.7%)
Adjustment to market value - financial assets	(196.6)	15.2	-	(1393.4%)	-
Allowance (reversal) for doubtful accounts	(68.3)	169.6	(12.3)	(140.3%)	(1478.9%)
Loss on fixed assets disposal	173.5	74.5	109.8	132.9%	(32.1%)
Deferred income tax and social contribution	220.2	404.4	160.0	(45.5%)	152.8%
Interest on loans	124.1	148.6	11.5	(16.5%)	1192.2%
Interest on securities	(12.9)	(1.7)	(121.1)	658.8%	(98.6%)
Equity in associates gains and losses	(5.4)	(12.7)	1.0	(57.5%)	(1370.0%)
Stock compensation	-	-	-	-	-
Monetary and foreign exchange variation	(114.1)	397.9	(35.8)	(128.7%)	(1211.5%)
Residual value guarantees	(280.7)	(46.0)	16.7	510.2%	(375.4%)
Miscellaneous provisions	174.1	104.7	89.7	66.2%	16.8%
Other	(7.2)	(19.1)	(14.7)	(62.3%)	29.9%
Changes in assets
Financial investments	(260.4)	(2,847.8)	1,932.8	(90.9%)	(247.3%)
Derivative financial instruments	27.5	(15.9)	16.4	(273.0%	(197.0%)
Accounts receivable and collateralized accounts receivable	82.6	229.6	816.8	(64.0%)	(71.9%)
Customer financing	63.3	(268.2)	4.3	(123.6%)	(6337.2%)
Contract assets	(626.7)	165.9	(562.4)	(477.8%)	(129.5%)
Inventories	2,593.6	140.5	829.3	1746.0%	(83.1%)
Guarantee deposits	21.7	(3.6)	1,442.9	(702.8%)	(100.2%)
Other assets	(202.0)	(349.8)	34.2	(42.2%)	(1122.8%)
Changes in liabilities
Trade accounts payable	(47.9)	(1,558.5)	(172.3)	(96.9%)	804.5%
Trade accounts payable - drawee risk	80.8			100%
Non-recourse and recourse debt	(21.7)	(19.6)	(1,330.0)	10.7%	(98.5%)
Accounts payable	(203.8)	(196.7)	(119.7)	3.6%	64.3%
Contract liabilities	1,198.3	(693.2)	772.3	(272.9%)	(189.8%)
Contribution from suppliers	-	-	17.4	-	(100%)
Taxes payable	3.6	(265.4)	18.5	(101.4%)	(1534.6%)
Financial guarantees	(300.9)	(31.6)	(62.4)	852.2%	(49.4%)
Miscellaneous provisions	-	-	-	-	-
Unearned income	77.0	(16.2)	(27.2)	(575.3%)	(40.4%)
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Cash generated in operating activities	2,853.2	(6,512.4)	3,749.3	(143.8%)	(273.7%)
Investing activities
Acquisitions of property, plant and equipment	(549.8)	(523.5)	(1,129.8)	5.0%	(53.7%)
Write-off of property, plant and equipment	19.6	59.2	0.3	(66.9%)	19633.3%
Additions to intangible assets	(906.1)	(629.1)	(1,121.6)	44.0%	(43.9%)
Additions to investments in subsidiaries and affiliates	(4.0)	(9.4)	(9.4)	(57.4%)	(0.5%)
Subsidiary Acquisition – net cash acquired	-	(20,9)	-	(100%)	-
Changes in the ownership in subsidiaries and affiliates	(21.7)	-	-	100%	-
Financial Investments	664.7	177.8	3,849.0	273.8%	(95.4%)
Dividends received	8.8	2.5	0.2	252.0%	1150.0%
Restricted cash reserved for construction of assets	(1.6)	-	-	-
Net cash generated (used) in investment activities	(790.1)	(943.3)	1,588.7	(16.2%)	(159.4%)
Financing activities
Proceeds from borrowings	337.9	10,875.4	1,534.1	(96.9%)	608.9%
Repayment of borrowings	(2,648.3)	(5,588.5)	(2,514.5)	(52.6%)	122.3%
Dividends and interest on shareholders’ equity	-	-	(7.3)	-	(100.0%)
Proceeds from stock options exercised	-	1.4	8.6	(100.0%)	(83.7%)
Acquisition of own shares	(56.1)	(46.5)	(47.3)	20.6%	(1.7%)
Cash generated (used) in financing activities	(2,379.9)	5,241.8	(1,026.4)	(145.4%)	(610.7%)
Increase (decrease) in cash and cash equivalents	(316.8)	(2,213.7)	4,311.6	(85.7%)	(151.3%)
Effects of exchange rate changes on cash and cash equivalents	791.2	2,698.3	27.0	(70.7%)	9893.7%
Cash and cash equivalents at the beginning of the year	9,786.1	9,301.6	4,963.0	5.2%	87.4%
Cash and cash equivalents at the end of the year	10,260.4	9,786.2	9,301.6	4.8%	5.2%

Cash and cash equivalents totaled R$10,260.4, R$9,768.1 million and R$9,301.6 million as of December 31, 2021, 2020 and 2019 respectively, as shown in the analysis below:

Net Cash Generated in Operating Activities

In 2021, operating cash generation was positive by R$2,853.2 million, compared to a negative operating cash generation of R$6,512.4 million in 2020, primarily due to a better net result and continued discipline with respect to capital turnover, in particular Inventories. Other accounts that also contributed to this significant improvement in cash generation in 2021 was the considerable drop in Financial investments, Contract assets, Trade accounts payable and the increase in Contract liabilities.

In 2020, operating cash generation was negative by R$6,512.2 million, compared to the positive operating cash generation of R$3,749.3 million in 2019, primarily due to the significant reduction in the balance of Financial investments, Customer financing, Accounts receivable, Inventories and Other Assets combined with an increase in Trade accounts payable, Contract liabilities and Taxes payable, added to the Net Loss recorded in 2020.

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Net cash used in investing activities

In 2021, the cash used in investing activities totaled R$790.1 million, compared to the cash used in investing activities of R$943.3 million in 2020. The main variations between the years were due to the higher volume of redemption of financial investments and negative balances in Additions to intangible assets in 2021.

In 2020, cash used in investment activities totaled R$943.3 million, compared to the cash flow from investment activities of R$1,588.7 million in 2019. The main variations between years were due to the lower volume of redemption of financial investments and negative balance in the Acquisitions of property, plant and equipment and Additions to intangible assets accounts in 2020.

Net cash used in financing activities

The volume of cash used in financing activities in 2021 was R$2,380.0 million, compared to the cash generated in financing activities of R$5,241.8 million in 2020, mainly influenced by the significant decrease (610.7%) in New financing, and also by the drop in the line of financing paid, since there was a 53% reduction in financing paid in 2021.

The volume of cash generated in financing activities in 2020 totaled R$5,241.8 million, compared to the cash used in financing activities of R$1,026.4 million in 2019, primarily influenced by the significant increase (97%) in Proceeds from borrowings, which was partially offset by the credit facilities repaid, as there was a 122.3% increase in repayment of borrowings in 2020.

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10.2 - Operating and Financial Results

(a)       Results of the issuer’s operations, including (i) a description of any significant components of revenue and (ii) factors that materially affect the results of operations.

The main factors that affect the Company’s revenue are: (1) the volume of commercial executive aircraft deliveries; (2) the mix of deliveries of light and large jets for executive aviation; (3) the exchange rate variation, considering the U.S. dollar is the functional currency of the Company; (4) revenues from services regarding maintenance services of aircrafts, parts and material supply, training, modifications, flight operation, technical and field support etc.; (5) the entry into service of new products; and (6) revenue from the Defense & Security segment.

The charts below show the total revenue of the Company by business unit and geographic region. It should be noted that the Commercial Aviation segment accounts for most of the revenue of the Company, followed by Executive Aviation, Services & Support and Defense & Security. From a geographic point of view, in 2021, for the ninth consecutive year and despite having decreased compared to the previous year, the North American market share of revenue was 52%, remaining as the main consumer market for Embraer’s products and services, due, once more, to the success of the various sales campaigns launched in the United States in recent years, where the Company obtained the vast majority of all orders for 76-seat jets. In addition, in the Executive Aviation segment, this market accounted for 70% of the total share of executive aircraft delivered in 2021. In Commercial Aviation, with the E175 jets, as a result of the success of the various sales campaigns launched in the United States in recent years, where the Company obtained the vast majority of all orders for the 76-seat jets. The European market share increased from 14% to 27%, primarily due to the recovery of Commercial Aviation deliveries in that continent, where the new E2 family had a relevant share. Brazil’s market share was 11% and remained stable compared to 2020, mainly due to revenue from the Defense & Security segment, which generated 59% of total revenues in the country. The other regions (Latin America, Asia Pacific and others) showed stability or even a small growth in relation to the previous year and represented a 10% share.

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In 2021, the adjusted operating income and operating margin (EBIT) were R$891.1 million and (3.9%), respectively, e excluding items that represent a total positive impact of R$163.6 million, as follows: 1) R$ (66.9) million in expenses with the Company’s restructuring; 2) R$318.6 million in impairment reversal in Executive Aviation, which positively impacted results; 3) R$196.6 million in positive variations in the value of Embraer’s interest in the Republic Airways Holdings; 4) R$ (254.8) million in impairment of assets held for sale, specifically the Évora unit in Portugal; and 5) R$ (29.9) million in expenses related to the business combination between Eve and Zanite Acquisition Corp.

In addition, during 2021, some costs were incurred as a result of the One Embraer Program, which aims to reintegrate the Commercial Aviation business and its related services, in connection with the strategic partnership, now terminated, with Boeing, which amounted to R$ 105.6 million.

Operating results for the year, although to a lesser extent, were still negatively impacted by the Covid-19 pandemic and its effects on the aerospace industry, especially in the Commercial Aviation segment, but which was partially offset by the significant improvement in the operating results of the Executive Aviation and Services & Support segments. The increase of around 10% in the number of Commercial and Executive Aviation deliveries, with a consequent increase in their revenues, and the 29% increase in Service & Support revenue, combined with a more favorable product mix and cost control measures largely explain the better profitability presented in 2021 compared to 2020.

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Research expenses totaled R$233.4 million in 2021, meeting all the objectives established for the period. The increase in this expense line was driven by a return, in 2021, to more normalized levels of expenses following additional cost containment efforts in 2020, amid the crisis caused by the Covid-19 pandemic. Selling expenses increased 22% over the previous year, totaling R$1,223.3 million, for the aforementioned reasons. Administrative expenses grew 12% and totaled R$827.2 million, representing 4% of the 2021 revenue, the same level as in 2020. Despite the ongoing recovery in the Company's operations, it is worth noting that the exchange rate variation in the period ended up offsetting negatively the savings generated by the cost reduction and restructuring actions implemented during the year.

The other operating income (expenses), net account totaled an expense of R$276.8 million in the year, a decrease of 86%, compared to 2020, and which is mainly linked to the substantial decrease in special items that were recognized in 2020 and that had lower impact in 2021, in addition to lower costs related to external monitoring and reintegration / separation of the Commercial Aviation business mentioned earlier.

Adjusted EBITDA was R$1,946.3 million in 2021, 345% higher than in 2020, with an adjusted EBITDA margin of 8.6%, for the aforementioned reasons.

In 2021, Embraer recorded a net financial expense of R$1,070.9 million, a decrease compared to the R$1,220.5 million recorded in the previous year. This drop was due to the decrease in indebtedness, as described below.

(b)        Variations in revenues attributable to changes in prices, exchange rates, inflation, changes in volumes and introduction of new products and services

In 2021, Embraer delivered 155 aircraft, 5% more than the 148 aircraft delivered in the previous year, generating a net revenue of R$22,669.7 million (US$4,197.2 million), which is 15% higher than the R$19,641.8 million (US$ 3,771.1 million) generated in 2020, which can be explained mainly by the increase in deliveries in the Commercial and Executive Aviation segments and by the 30% increase in revenue from Services & Support.

Embraer fulfilled, with this result, its estimate of net revenue released to the market of US$ 4.0 to US$ 4.5 billion.

Due to this increase in deliveries and revenue, positive product mix, better average price, lower expenses with idle capacity and greater production efficiency, the gross margin for the period was 15.6% and above the 12.3% in the previous period.

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In 2021, net revenue for the Commercial Aviation business reached R$7,132.6 million, 23% higher than in 2020. Segment deliveries were 48 aircraft in 2021 and 44 aircraft in 2020, due to the negative impact caused by the Covid-19 pandemic, which continues to affect the world and especially the commercial air travel segment.

The Executive Aviation business generated revenue of R$6,125.5 million, an increase of 9% compared to the previous year. In 2021, 93 executive jets were delivered, including 62 light and 31 large jets, representing a growth of approximately 8% p.a. in the volume of jets delivered, and 86 executive jets were delivered in 2020, including 30 large jets and 56 light jets.

Net revenue from the Defense & Security business was R$3,176.1 million, which is 8% lower than in 2020, due to the impact caused by the amendment to the contract entered into with the Brazilian Air Force, as announced on February 9, 2022 (additional information described in items 10.5 and 10.8) and due to the depreciation of the real against the dollar, the Company's functional currency. This segment delivered 14 A-29 Super Tucano light attack aircraft. During the year, five KC-390 Millennium units were also in production, including one for the Portuguese Air Force and another for the Hungarian Air Force. The SABER M200 Vigilante radar was presented and delivered to the Brazilian Army to meet the requirements for protection of the Brazilian territory.

The Services & Support business generated R$6,104.6 million in revenue, which is 29% higher than in the previous year, primarily due to the exchange rate variation described above. Revenue from Services & Support considers revenue from the segment for the Business Units, Commercial Aviation, Executive and Defense.

Revenues from other businesses were R$130.9 million in 2021, which is 122% higher than the R$59.0 million in revenue in 2020.

In 2020, Embraer delivered 130 aircraft in the Commercial Aviation and Executive Aviation segments, which is less than the 198 aircraft delivered in such segments in the previous year. In the period, deliveries were strongly impacted, especially in Commercial Aviation, due to the Covid-19 pandemic. Moreover, as a counterpoint there was a positive impact of revenues in Reais due to the average depreciation of 31% of the Real in the period, what generated net revenue of R$ 11.410.0 million for these two business segments.

In 2020, net revenue from the Commercial Aviation business totaled R$5,087.0 million, representing a 34.9% decrease compared to the R$8,924.8 million in 2019. The number of aircraft delivered in the segment was 44 in 2020 and 89 in 2019, due to the negative impact caused by the Covid-19 pandemic, which continues to affect the world and especially the commercial air travel segment.

Revenue from the Executive Aviation business totaled R$5,602.9 million in 2020, representing a slight decrease compared to the R$ 5,641.1 recorded in the previous year, despite the lower number of deliveries in 2020, which was 30 large jets and 56 light jets, totaling 86 executive jets, compared to 62 light jets and 47 large jets delivered in 2019, totaling 109 jets.

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Net revenue from the Defense & Security business totaled R$3,453.3 million, 52.1% higher than the R$2,270.0 million in 2019, mainly due to the depreciation of the real against the dollar, which is the Company's functional currency.

The Services & Support business generated R$4,719.4 million in revenue in 2020, presenting a 4.3% decrease compared to the R$ 4,929.2 million in the previous year, mainly due to the exchange rate variation described above. Revenue from Service & Support considers revenue of the segment for the Business Units, Commercial Aviation, Executive and Defense.

Other businesses generated R$59.0 million in revenue in 2020, which is 59.5% higher than the R$37.0 million generated in 2019.

(c)       Impact of inflation, variation in prices of the main inputs and products, exchange rate and interest rate in the operations and financial results of the issuer, if material

Considering the functional currency determined by the Company is the U.S. dollar, the foreign exchange gain (loss) presented in the financial statements of the Company refers mainly to monetary items in currencies other than the U.S. dollar. As a strategy to mitigate risks, the allocation of cash to assets denominated in Reais or U.S. dollars held by Embraer is one of the main tools to hedge against exchange rate variations.

Considering that the Company issues notes abroad, as described in item 10.1(i) of this Company’s Brazilian Annual Report (Formulário de Referência), and maintains cash primarily in U.S. dollars, the variation in exchange rates directly affects financial results; however, it does not affect the Company’s financial planning, given its functional currency is the U.S. dollar.

Interest rates affect Embraer’s financial results. An increase or decrease in the local interest rate also influences the Company's financial result, as it may result in an increase in expenses.

In 2021, investments in Reais totaled R$419.4 million, in 2020 the amount was R$409.6 million, and in 2019 R$535.6 million. Investments abroad, in dollars and other currencies, are indexed to a pre-fixed rate and considering that interest rates remained low in 2021, the financial result was strongly impacted.

In the last three years, the variation in prices of the main inputs and products did not affect the Company’s operating and/or financial results.

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10.3 - Material events, occurred and expected, in the financial statements

(a)       Introduction or sale of operating segment

During fiscal year 2020, as a result of a change in the internal corporate structure and in the manner the principal manager of operations allocates resources and monitors the performance of operations, in addition to the termination of the transaction with Boeing involving the operations of Commercial Aviation and related services (see topic below), the following changes were made to the presentation of the operating segments:

•	Commercial Aviation operations are no longer monitored as “discontinued operations”, as disclosed in the 1st quarter of 2020, and are again monitored as a segregated operating segment. In addition, the Services & Support operations related to Commercial Aviation, which were also presented as “discontinued operations” in the 1st quarter of 2020, were again recorded in the results of the Services & Support operating segment.
•	The operations maintained in the subsidiary OGMA - Indústria Aeronáutica de Portugal S.A., previously divided between the Defense & Security and Services & Support segments during the year ended December 31, 2019 and comparative interim periods, are now attributed exclusively to the Services & Support segment.

(b)       Incorporation, acquisition or sale of equity interest

Except for the transactions mentioned below that took place in 2021 and 2020, respectively, the Company did not acquire or dispose of a significant equity interest.

Divestment plan related to the Évora facilities, in Portugal (2021)

On January 11, 2022, the Company entered into a binding agreement regarding the sale of the entire equity interest in its wholly-owned subsidiaries Embraer Portugal Estruturas Metálicas S.A. (“EEM”) and Embraer Portugal Estruturas em Compósitos S.A. (“EEC”) to Aernnova Aerospace, SAU, headquartered in Spain (“Aernnova”), for the reference price of US$172 million, subject to customary adjustments for this type of transaction on the closing date (“Transaction”).

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EEM and EEC are currently engaged in the supply of certain components used in the manufacture of aircraft by the Company and Embraer Executive Aircraft, LLC. After the closing of the Transaction, Aernnova will assume the operation of the EEM and EEC industrial plants and will ensure the level of production of such components for the Embraer aircraft portfolio.

The Transaction is part of the Company’s asset optimization plan, which aims to maximize the use of units and improve profitability. In this context, the Company and Aernnova agreed to enter into supply agreements jointly with the sale of the wholly-owned subsidiaries, which shall be effective as of the Transaction’s closing and will guarantee the continuous supply of metallic and composite components at competitive prices, consistent with the Company’s Strategic Plan.

The terms and conditions of the Transaction were approved by the Company’s Board of Directors on November 11, 2021. The closing of the Transaction is subject to the fulfillment of certain conditions precedent and is expected to occur in the 1st quarter of 2022.

As of the approval of the Transaction by the Board of Directors on November 11, 2021, the Transaction’s completion was deemed as highly likely according to IFRS 5 / CPC 31, thus, the assets and liabilities involved were classified and measured as held for sale as of the date thereof. Additional details disclosed in (Note 16 to the Standardized Financial Statements (Demonstrações Financeiras Padronizadas - DFP). The initial measurement as held for sale generated the recognition of impairment when comparing the book value of net assets and the fair value of the contract in the amount of R$280,268 (US$50 million), of which R$251,649 was recognized in other operating expenses, net and R$28,619 as income tax and social contribution expenses (write-off of deferred tax assets). Prior to that date, there were no indications of impairment of these assets when evaluated and measured at the recoverable amount at the cash-generating unit level.

End of Strategic Partnership with Boeing (2020)

On January 24, 2019, Embraer, Boeing and certain subsidiaries of Boeing and Embraer entered into the Master Transaction Agreement (“MTA”) and other documents related to the transaction, which defined the terms and conditions for the creation of a joint venture comprising the unit of Commercial Aviation of Embraer, in which a subsidiary of Boeing would hold a 80% and Embraer a 20% stake, as well as the creation of a joint venture to promote and develop new markets and applications for the C-390 Millennium multi-mission transport aircraft (“Contribution Agreement”), in which an Embraer subsidiary would hold a 51% and a Boeing subsidiary a 49% stake (collectively, “Transaction”). Until April 25, 2020, Embraer and Boeing continued to be subject to their respective obligations set forth in the MTA and the Contribution Agreement for the conclusion of the Transaction, therefore, Embraer maintained the classification of the assets of the Commercial Aviation business and related services as “held for sale” and “discontinued operations” in the financial statements for the year ended December 31, 2019.

On April 25, 2020, Boeing notified Embraer of its decision to terminate the MTA, based on the claim by Boeing that certain conditions for the closing of the Transaction provided for in the MTA had not been met by Embraer until the expiration date of the MTA, in April 24, 2020. In addition, Boeing terminated the Contribution Agreement. Embraer firmly believes that Boeing has unduly terminated the MTA and the Contribution Agreement and that Boeing was under an obligation to continue to comply with the terms of those contracts. Embraer firmly believes that it has fulfilled all of its contractual obligations under the MTA and the Contribution Agreement. Embraer is seeking all reasonable measures against Boeing for the damages suffered by Embraer as a result of the undue termination and breaches of the MTA and Contribution Agreement by Boeing, including arbitration proceedings initiated by both parties regarding the termination of the MTA and the Contribution Agreement by Boeing. There are no guarantees regarding the duration or outcome of the arbitration proceedings and the compensation that Embraer may receive or the loss that Embraer may suffer as a result or in connection with such arbitration proceedings.

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Due to the unexpected and undue cancellation of the strategic partnership by Boeing on April 25, 2020, as of the date thereof the Company ceased to designate and measure the assets and liabilities associated with the Commercial Aviation business and related services as “held for sale” and the results thereof as “discontinued operations”, which were reclassified to “maintained for continuous use” and “continuing operations”. The main impacts on the financial statements are summarized below:

•	The change in the classification of long-term assets previously “held for sale” (property, plant and equipment, intangible assets and rights of use) required the recognition of expenses related to accumulated depreciation and amortization not recognized while classified as “held for sale” in the total of R$542,610, (of which R$98,133 related to the year ended December 31, 2020 and R$444,477 to the year ended December 31, 2019), recorded as other operating expenses. Additional details included in Note 31 to the Standardized Financial Statements (Demonstrações Financeiras Padronizadas - DPF).
•	The change in the classification also requires remeasurement of long-term assets (property, plant and equipment, intangible assets and rights of use) using the lower value between the carrying amount, adjusted for unrecognized accumulated depreciation and amortization, and the recoverable amount determined by the higher of the carrying amount in use of these assets and the fair value minus the expenses that would be incurred for sale. During the period of classification as “held for sale”, these long-term assets were tested for impairment at the lower of their book value and the fair value based on the acquisition price set forth in the MTA, minus the incremental expenses incurred to complete the transaction. Additional details on the impairment test carried out are included in Note 17 to the Standardized Financial Statements (Demonstrações Financeiras Padronizadas – DPF)
•	The income statements for the comparative periods for the year ended December 31, 2019, as well as the related notes, are being restated to disclose the results generated by the Commercial Aviation business and related services as the Company's continuing operations, previously disclosed as results of discontinued operations. Additional details included in Note 2.1.3 to the Standardized Financial Statements (Demonstrações Financeiras Padronizadas – DPF).
•	Unlike the income statements, the balances in the balance sheet related to the Commercial Aviation business and related services have not been retrospectively reclassified and remain presented as assets and liabilities held for sale on the previous reference date of December 31, 2019, as required by IFRS 5/CPC 31. Additional details included in Note 4 to the Standardized Financial Statements (Demonstrações Financeiras Padronizadas – DPF) .
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(c)       Unusual Events or Transactions

In 2021, the following unusual transaction was initiated by the Company.

Signing of the Business Combination Agreement with Zanite Acquisition Corporation

The Company, jointly with two of its subsidiaries (Eve UAM, LLC (“Eve”) and Embraer Aircraft Holding Inc. (“EAH”)), and Zanite Acquisition Corp. (“Zanite”), a publicly traded company incorporated under the laws of the State of Delaware, United States, for the specific purpose of acquiring businesses (SPAC – Special Purpose Acquisition Company), entered into the Business Combination Agreement (the “BCA”) on December 21, 2021. Under the terms of the BCA, the Company's urban air mobility businesses, which include the development and certification of electric vertical take-off and landing vehicles ("eVTOLs"), the creation of a maintenance and service network for eVTOLs and the creation of an air traffic control system for eVTOLs (the “UAM Business”), shall be combined with Zanite, and the shares of the resulting partnership will be listed on a U.S. stock exchange (the “Transaction”).

In the context of the Transaction, the Company, Eve and EAH also entered into a Contribution Agreement, which governs the transfer of certain assets and liabilities relating to the UAM Business to Eve and the transfer of units from Eve to EAH in preparation for the Transaction.

The Transaction shall be completed through an exchange of Eve units, which are held by EAH, for Zanite’s common shares. Upon completion of such exchange, Zanite will hold 100% of Eve's shares and Zanite will change its name to EVE Holding, Inc. (the “Nova Eve”). In the context of the Transaction, the Company also entered into agreements for the supply of products, raw materials and services to Eve, which are already in force, and which shall continue after the implementation of the Transaction.

Upon the Transaction’s closing, EAH shall own 237.5 million common shares of Nova Eve, representing approximately 82% of Nova Eve's total common shares at closing. EAH shall receive 220 million common shares in exchange for Eve’s units and 17.5 million shares against EAH's contribution of US$175 million in cash, which is part of the Private Investment in Public Entity (PIPE) structure. The remaining common shares shall be held by Zanite’s market shareholders, Zanite’s sponsor and certain third party investors that enter into subscription agreements to acquire common shares from Zanite at the closing of the Transaction, which shall result in the contribution of approximately US$ 237 million in cash from Zanite and US$305 million from the PIPE structure, supported by Embraer, Zanite's sponsor, financial investors and a consortium of strategic partners including Azorra Aviation, BAE Systems, Bradesco BBI, Falko Regional Aircraft, Republic Airways, Rolls- Royce and SkyWest, Inc. In the context of these subscription agreements, Embraer entered into agreements with certain strategic investors to protect these investors from variations of up to US$30 million in the value of their investment commitments, through the granting credits for the purchase of parts or payment in cash for the transfer of shares from Nova Eve to Embraer. Nova Eve will be listed on the New York Stock Exchange and shall publish reports and financial information about its activities in accordance with the regulations of the United States Securities and Exchange Commission (“SEC”).

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The Transaction, which was unanimously approved by the Company’s and Zanite’s Board of Directors, is expected to be completed in the second quarter of 2022, subject to approval by regulatory bodies, approval of the transaction by Zanite’s shareholders and other customary conditions.

Except for the termination of the aforementioned strategic partnership with Boeing and the impacts of the COVID-19 pandemic described in item 10.9, Embraer did not experience unusual events or operations in 2020.

In 2019, Embraer did not go through unusual events or operations.

10.4 - Significant changes to accounting standards – Qualifications and emphasis in the auditor’s report

(a)       Significant changes to accounting standards

There were no significant changes, including the adoption of new accounting standards or recently issued technical interpretations, in the annual financial statements for the year ended December 31, 2021.

New accounting standards and interpretations have been published or are in the process of being amended and shall come into force in the coming years, however they have not been mentioned, as, according to the Company's assessment, no material impact is expected as a result of their application.

The annual financial statements for the year ended December 31, 2019, included the first year of adoption of IFRS 16/CPC 06 (R2) - Leasing Operations and interpretation of IFRIC 23/ICPC 22 - Uncertainty over income tax treatments.

The effects of the adoption of IFRS 16/CPC 06 (R2) - Leasing Operations were presented prospectively as of January 1, 2019, and the Company used the modified retrospective method for transition. The Company used the following practical expedients allowed by the standard to account for its contracts: (i) not record operating lease contracts that, at the commencement date, have a lease term equal to or less than 12 months or shorter (short-term leases); and (ii) not record contracts for which the individual underlying asset is less than US$5,000 (low value leases).

For the interpretation of IFRIC 23/ICPC 22 - Uncertainty over income tax treatments, the Company also chose to make the transition prospectively. In the assessment of the Company's Management, there were no significant impacts regarding the accounting of liabilities as a result of this interpretation, since all the procedures adopted for the calculation and payment of income taxes are supported by the legislation and precedents of Administrative and Judicial Courts.

In addition, with the adoption of the interpretation of IFRIC 23/ICPC 22 - Uncertainty over income tax treatments, which seeks to clarify how to apply the recognition and measurement requirements of IAS12/CPC 32 – Income Tax when there are uncertainties about treatments applied in the calculations of the respective taxes (income tax and social contribution on net income), the Company initiated a review of all its processes and the respective identification, recognition, measurement and disclosure criteria adopted so far.

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The review involved joint work with the law firms working on the cases and an assessment of aspects related to uncertain tax treatments, which resulted in a general review of the processes, their risk classifications and disclosure criteria, where some processes with a possible risk of loss were not disclosed in the financial statements as they are in the initial stage of the proceedings, still at the administrative level. In addition, the uniqueness of the matters, the specificities of the aeronautical segment in Brazil and the scarcity of precedents were also assessed.

The Company also changed its accounting policy for hedge accounting structures, replacing IAS 39 / CPC 38 - Financial Instruments: Recognition and Measurement by IFRS 9/CPC 48 - Financial Instruments, as of January 1, 2019.

(b)       Significant effects of the changes to accounting practices

The effects of the adoption of IFRS 16/CPC 06 (R2) - Leasing Operations on January 1, 2019 were as follows:

•        Recognition of leasing liabilities totaling R$43,131 thousand for the parent company and R$221,535 thousand for the consolidated balance referring to leasing payments in accordance with the cash flows of each contract, discounted to present value at the incremental borrowing rate. The weighted average incremental borrowing rate applied to lease liabilities as of January 1, 2019 was 6.3% p.a.

•        The right-of-use assets representing the right to use the underlying assets of these contracts were measured at an amount equal to the lease liability.

With respect to the change in the accounting policy for hedge accounting structures, the Company started to record the changes in the fair value of the time element of certain hedging instruments (options) included in cash flow hedge structures, previously recognized in the financial result in accordance with IAS 39 / CPC 38 - Financial Instruments: Recognition and Measurement, in other comprehensive income as hedge cost in the cash flow hedge line. On January 1, 2019, the amount of R$5,023 thousand was reclassified from the profit reserve to the financial instruments reserve in equity valuation adjustments in equity referring to the time value of the options in effect on the date of initial application. There were no additional accounting impacts as a result of this change.

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(c)       Qualifications and emphasis in the auditor’s report

Commentary on the 2021, 2020 and 2019 independent auditors' report

The independent auditors' reports on the Company's financial statements for the fiscal years ended December 31, 2021, 2020 and 2019 did not contain any qualification or emphasis of matter paragraphs.

10.5 Critical Accounting Policies

The Company is required to use estimates to measure certain transactions. The use of estimates is always associated with judgment and subjective perceptions, for which reason the company identifies its main estimates in its financial statements. The Company’s Management understands that certain variables and assumptions used in its estimates may affect its financial statements and, accordingly, the Company highlights its critical accounting policies in the paragraphs below.

1.	Revenue from long-term contracts (Defense & Security)
1.1.	Estimated costs for completion of contracts

In the Defense & Security segment, a significant portion of revenue is derived from long-term agreements pursuant to which the control over products and services is transferred to customers (the Brazilian government and foreign governments) over time, applying the incurred cost method, using the ratio of accumulated incurred costs divided by total estimated costs to measure progress to completion.

During the performance of the agreement, the Company assesses incurred costs and, if required, total estimated costs for completion are adjusted to reflect the cost variations in relation to projected costs, mainly due to relevant changes in circumstances and new events, such as contractual amendments. Any increase or decrease in revenue and estimated costs for completion are cumulatively recognized in the statements of income for the reporting period in which the circumstances that caused the review were identified by the Management.

In a hypothetical scenario of an increase or decrease by 10% in the total estimated costs for completion of ongoing contracts in 2021, compared to the Management's estimates, the Company's revenue and gross margin in the period would decrease by R$501,2 thousand or increase by R$559,1 thousand, respectively.

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1.2.	Estimated costs for completion of contracts

Contract amendment is a change in the scope, price, or both in a contract with a customer. In long-term Defense & Security contracts, contract amendment may represent changes in the contract price due to economic adjustment, economic and financial rebalancing, increase or decrease in scope, as well as adjustment of the delivery schedule. The existence of a contract amendment requires Management to review the revenue recognition assumptions of the contracts over time (revenue and total estimated costs for completion).

A contract amendment is only considered in the recognition of contract revenue when the subject-matter of the amendment is approved by the parties to the contract, which in the Company's Defense & Security contracts normally occurs when the contractual addendum is signed. A contract amendment may also exist even if the parties to the contract have a dispute over the amendment’s scope or price (or both), if the rights and obligations of the parties changed by such amendment are enforceable under the terms of the original contract and the applicable laws in force.

As disclosed, during 2021, the Company and the Brazilian Air Force (FAB) engaged in negotiations to potentially reduce the total number of aircraft that will be delivered based on the original purchase agreements for 28 KC-390 Millennium aircraft (scope reduction). On November 12, 2021, FAB publicly announced its unilateral decision to reduce the total value of the contract by 25%, as permitted by current applicable laws. The terms of the contract amendment were approved and formalized by the parties in the contractual addenda signed on February 9, 2022, including, among others, (i) the reduction of the total number of KC-390 Millennium aircraft to be delivered from 28 to 22 and (ii) adjustment of other contractual provisions as compensation for the reduction mentioned in the previous item, in order to minimize the impact on the Company (economic and financial rebalancing).

Although the contractual addenda were entered into at the beginning of 2022, the Company determined that the effects of this amendment should be considered in the recognition of revenue from the contract for the supply of KC-390 Millennium to FAB in 2021. FAB's unilateral decision to reduce the total value of the contract by 25% announced in 2021 characterizes the amendment of the contract in this period, since the change in scope in this proportion is allowed by the applicable laws in force, which also provides for Embraer's right to claim the maintenance of the economic and financial rebalance of the contracts. The terms of the contractual addenda signed in 2022 corroborated the scope and price changes allowed by the legislation and known on December 31, 2021. Thus, the effects of the contract amendment generated by these contractual addenda resulted in a revenue adjustment of R$231,1 thousand (US$41 million) as of December 31, 2021, reducing the Company's revenue, gross margin and contract assets at the end of the fiscal year.

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2.	Impairment of non-current Assets

The impairment annual test considers the Company’s medium and long-term strategic plan, brought to present value by the discount rate compatible with the market and that reflects the expectation of the investors' return. In preparing or using this information, the Company uses certain estimates, as follows:

a)	Gross expected cash flow – Management projects cash inflows and outflows based on past performance, taking into account its expectations for market development and business strategy. These projections may also take into account the efficiency gains planned for the product cycle.

b)	Growth rates – the growth rates are reflected in the revenue flow budgeted by the Company, consistent with the forecasts included in industry reports.

c)	Discount rates - an appropriate discount rate that reflects the expected return of investors is used at the time the calculation is carried out. This rate is also compared with the market to confirm its consistency.

d)	US$/R$ exchange rate - future cash flows of certain cash-generating units that have revenues predominantly in US dollars (such as Commercial Aviation and Executive Aviation units) are sensitive to fluctuations and structural changes in the level of the US$/R$ exchange rate, as certain production costs and overheads are carried out in Reais (such as payroll). The depreciation of the R$ against the US$ can generate positive impacts on future cash flows, while the appreciation of the R$ can generate a reduction in future cash flows of these units and possible impairment losses. The Company uses derivative financial instruments to hedge short-term fluctuations.

The estimates used to calculate any impairment adjustment are, in general, information known to the Company’s Management, used to manage its operations and define its strategies. Accordingly, Management understands that the impairment test uses future information based on best estimates and, therefore, any impairment adjustment is adequately assessed.

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10.6 - Material Items not Included in the Financial Statements (off-balance sheet items)

(a)       Assets and liabilities directly or indirectly held by the issuer that are not included in its balance sheet (off-balance sheet items), such as (i) operating lease-purchase agreements, assets and liabilities, (ii) written-off portfolios of receivables, in which the entity maintains its risks and responsibilities, indicating the respective liabilities, (iii) agreements for the future purchase and sale of products or services, (iv) unfinished construction agreements and (v) agreements for future financing disbursements

Insurance coverage

The Company procures different types of insurance policies to protect its assets in the event of claims that may cause significant losses. Insurance policies are also procured for risks subject to mandatory insurance, whether due to legal or contractual provisions.

The Company and its subsidiaries maintain civil liability insurance for their operations in Brazil and abroad, with coverage and conditions considered appropriate to the inherent risks by the members of their management.

In order to cover material damages on assets and loss of profits of its operations in Brazil and abroad, the Company has secured an amount at risk of US$7 billion, which is equivalent to R$ 39 billion.

As described in note 36 to the Company's Standardized Financial Statements (Demonstrações Financeiras Padronizadas - DFP) for December 31, 2021, in its ordinary course of business, the Company participates in certain operations that do not appear in its balance sheet (off balance sheet), as follows:

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Exposure with financial guarantees and residual value guarantees (Commercial Aviation)

As of December 31, 2021, the Company did not have exposures with financial guarantees and residual value guarantees. The total exposure as of December 31, 2020, of R$952,8 thousand (considering the maximum off-balance sheet exposure of R$470,3 thousand) was fully closed, due to closing and settlement agreements entered into during the year, as well as the maturity of certain obligations undertaken.

As shown in Note 25 to the Standardized Financial Statements (Demonstrações Financeiras Padronizadas - DFP), the Company made payments in the amount of R$278,4 thousand of financial guarantees in 2021, and has accounts payable in the amount of R$104,6 thousand to be settled in the coming fiscal years (R$88,172 thousand in the short-term). The difference between the total exposure observed in 2020, and the amounts paid and payable recognized in 2021, were not exercised, and therefore did not impact the Company.

Although the previous exposures have been fully closed, the Company may grant financial guarantees on new sales orders in accordance with the financial risk management policy approved by the Board of Directors and, in addition, certain orders included in the Backlog have financial guarantee options that may be exercised by customers upon delivery of aircraft.

Backstop commitments (Commercial Aviation)

In certain firm agreements for the sale of commercial jets included in the backlog ("Backlog"), the Company has granted guarantees to provide financing for the delivery of these firm orders if the customer does not have other sufficient lines of credit at the time of delivery of the aircraft.

Historically, the Company has been minimally sued by its customers during the deliveries of the E-Jets commercial jet family for the exercise of this guarantee, which demonstrates the existence of alternative sources of credit in the market for the transfer of these financing obligations and remote probability of exercise. In addition, Embraer retains ownership of the aircraft manufactured until there is effective settlement by the customer, thus not incurring any risk of loss.

Backlog

The Company has a backlog with unmet or partially met performance obligations. The amount of revenue allocated to unmet (or partially met) performance obligations, as of December 31, 2021, totaled R 95.1 billion / US$17.0 billion, of which R$77.9 billion / US$ 4.0 billion should be realized in the next 5 years, based on the Company's estimate.

The Company recognizes revenue when (or to the extent that) the performance of an obligation is accomplished by transferring the promised good or service (i.e., an asset) to the customer. The asset is transferred when (or to the extent that) the customer obtains control over this asset.

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(b)       Others Items not included in the Financial Statements

There are no other items that were not included in the financial statements.

10.7 - Comments on off-balance sheet items

We present below information related to the items mentioned in Item 10.6 of this Brazilian Annual Report (Formulário de Referência), as well as Management’s evaluation on the effects of those off- balance sheet items in the Company’s financial statements.

(a)       How these items change or may change revenue, expenses, operating income (expense), financial expenses or other items of the financial statements of the issuer

Backlog

The Company has a backlog with unmet or partially met performance obligations. The amount of revenue allocated to unmet (or partially met) performance obligations, as of December 31, 2021, totaled R$95,1 billion / US$17,0 billion, of which R$77,9 billion / US$14,0 billion should be realized in the next 5 years, based on the Company's estimate.

Financial Guarantees (Commercial Aviation)

As of December 31, 2021, the Company did not have exposures with financial guarantees and residual value guarantees, as per item 10.6.

Backstop commitments (Commercial Aviation)

In order to mitigate exposure to credit risk, the exercise of this financing guarantee depends on the financial conditions of the client on the date of the notice of exercise and on conditions precedent to be met. If financing is granted, the Company maintains the financed aircraft as a guarantee in the financing structure. In item 10.6 other information regarding the scenario of financing agreement granting is provided.

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(b)       Nature and purpose of the transaction

For a description of the nature and purpose of each transaction, see item 10.6(a) of the Company’s Brazilian Annual Report (Formulário de Referência).

(c)       Nature and amount of obligations assumed and rights created in favor of the issuer as a result of the transaction

For a description of the amount of obligations assumed and rights created in favor of the Company as a result of off-balance sheet transactions, see item 10.6(a) of the Company’s Brazilian Annual Report (Formulário de Referência).

10.8 – Business Plan

(a)       Investiments

(i)       Quantitative and qualitative description of ongoing and expected investments

The main investments in recent years have been aimed at Commercial and Executive Aviation.

In the Commercial Aviation segment, we highlight the development of the E2 jets, the second generation of the E-Jets family, consisting of the E175-E2, E190-E2 and E195-E2 models, which was launched in June 2013; the entry into service of the first model, the E190-E2, for the customer Wideroe, from Norway, took place in April 2018. In 2019, the E195-E2 was certified and entered into service in September of the same year, with the first delivery to AerCap and Azul Airlines. The E175 E2 performed its maiden flight in December 2019. On February 18, 2022, the Company released a Material Fact informing a three-year pause in the development of the E175-E2 Program, due to continuous discussions between the main US airlines and their respective pilot unions, regarding the maximum take-off weight (MTOW) for aircraft with up to 76 seats, as well the conditions of the global commercial aviation market and the continued interest in the current E175 jet in the US market. The Company expects the aircraft to enter service between 2027 and 2028. Until such previous period before the entrance into service, Embraer continues to offer the E175 jet of first generation of E-Jets, which is a market leader and the most efficient and comfortable commercial aircraft in the 76-seat category.

The Praetor 600 was certified and entered into service in the second quarter of 2019, followed by the Praetor 500, which was certified in the third quarter of 2019 and entered into service in the fourth quarter of 2019. The Praetor 600 and 500 jets stems from the jet platform Legacy 500/450.

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Expenses related to the Defense & Security Business Unit development programs are investments predominantly made by the Brazilian Government, which is the main customer of this business unit. A significant portion of these programs are defined as construction contracts and the revenue associated with such contracts is realized on a percentage of completion basis as performance milestones are achieved.

In 2021, most of the Company’s investments were related to the development of the E2 commercial jet family.

The table below sets forth the investments in research and development (R&D) and Capex of the Company, in 2021, 2020 and 2019.

	2021		2020		2019
US$ million	Projection	Realized	Projection	Realized	Projection	Realized
R&D	-	209.5	-	151.2	-	328.2
Capex	-	39.3	-	51.2	-	157.7
Total	-	248.8	-	202.4	-	485.9

(ii)       Sources of funds for investments

Investments consist primarily of funds associated with the development of aircraft for the Commercial and Executive Aviation markets and of Investments in industrial capacity in Brazil and abroad. Generally, such investments derive from loan and financing operations with financial institutions and financing agencies, such as the Brazilian Social and Economic Development Bank (BNDES – Banco Nacional de Desenvolvimento Econômico e Social), and are characterized as contributions from risk partners and advances from customers.

The financial resources raised by the Company in 2021 are described in Item 10.1(f), of this Brazilian Annual Report (Formulário de Referência).

In 2019 and 2021, the Company did not raise any material funds.

In 2020, the Company raised the funds as described below.

In September 2020, Embraer Netherlands Finance B.V., a company of Embraer S.A., issued US$750,000 thousand at a nominal interest rate of 6.95% p.a., maturing on January 17, 2028, the offer of which was registered with the U.S. Securities and Exchange Commission (SEC).

In 2020, the Company finalized the terms of working capital financing agreements for exports in the amount of US$615 million, with a term of up to four years. The amount of US$300 million was financed by the National Bank for Economic and Social Development (BNDES – Banco Nacional de Desenvolvimento Econômico e Social) through the contract entered into in June 2020, and US$315 million was financed by private and public banks.

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(iii)       Material ongoing and expected divestments

The Company has an ongoing divestment plan related to the industrial plants in Évora, Portugal, as detailed in item 10.3 from this Reference Form.

(b)       Provided it has been disclosed, indicate the purchase of plant, equipment, patents or other assets that should materially influence the production capacity of the issuer.

There has been no purchase of plant, equipment, patents or other assets that should materially influence the production capacity of the Company.

(c)       New products and services, indicating (i) a description of ongoing research that has already been disclosed, (ii) total amounts invested by the company in research for the development of new products or services, (iii) ongoing projects that have already been disclosed; and (iv) total amounts invested by the issuer in the development of new products or services

Based on its business plans and monitoring of the global technological scenario, Embraer sets forth a technological development plan aiming to investigate and develop solutions for the main challenges the global aeronautic industry may face in the coming years in connection with design, development, production and commercialization of aircraft, in order to remain competitive. These preparatory efforts to apply advanced technologies will make aircraft lighter, quieter, more comfortable and efficient in terms of consumption of energy and emissions, and will decrease the time required to design and manufacture aircraft, while optimizing resources.

In order to expand the reach of the results and minimize the risks of developments, the Company’s pre- competitive research and development strategy is structured as a program that has as essential skills not only the ability to manage and execute multidisciplinary projects, but also to maintain and coordinate a network of development partners, integrating several institutions (universities, research institutes, development institutions and companies).

In 2021, the Company's total investment was US$248.8 million, of which US$166.5 million was earmarked for Product Development, US$43.0 million for Research and US$39.3 million for CAPEX. It is important to mention that the CAPEX amount described above excludes expenses related to property, plant and equipment, which total US$3.9 million, and primarily consist of programs in the Defense & Security segment. These expenses are deemed in the terms and conditions of their respective contracts as customer investments and, consequently, are not part of the Company's CAPEX estimate.

The Company's investments are financed with equity and third-party capital.

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10.9 - Others Material Factors

The Company should disclose in this item information about expenses with advertisement, sponsorships, partnerships and agreements (convênios), as well as the criteria used to allocate funds to these expenses.

In 2021, the Company's advertising expenses totaled approximately R$86 million, of which the majority of the expenses are for fairs and exhibitions, advertising campaigns and other promotional activities. Business areas request these expenses annually and they are submitted to the company's management for approval, in order to enable the marketing efforts of products and services.

Impacts of the COVID-19 pandemic

The monitoring the impacts of the pandemic on business units is detailed below. The information presented below comprises operational, statistical and non-financial data that are not subject to examination procedures by independent auditors (unaudited).

Defense & Security

Regarding the Defense & Security business, in the 4th quarter of 2021, the programs continue to be affected by the global pandemic caused by COVID-19 in the aeronautical sector, both in its operation and in the supply chain, also due to the Omicron variant. The production level of manufacturers has shown signs of recovery, but below the pre-pandemic period, compromising their ability to supply parts and products on time. Logistics for the import and export of materials also face challenges, with higher cycles and costs, for air freight, due to the lower availability of international flights, and sea freight, due to the unavailability of containers, increasing the cycle in the transit of parts. The deliveries agreed with our customers to take place in this 4th quarter of 2021 were carried out, however, the Company suffered delays in the delivery of certain orders to customers throughout 2021, and a consequent delay in revenue recognition and realization of cash inflows, due to restrictive measures and sanitary barriers that were implemented as a result of the pandemic. Necessary adjustments to the commitments agreed with customers have already been negotiated. The Company continues to take the actions required to overcome the challenges imposed by COVID-19 and minimize impacts on Defense deliveries, and is monitoring the sanitary measures to combat COVID-19.

The Company and the Brazilian Air Force (FAB) began a contractual negotiation process in 2021 to discuss a reduction in the total number of aircraft that will be delivered based on the current contracts for the purchase of 28 KC-390 Millennium aircraft. The reduction was proposed by FAB due to budget restrictions, created by the health crisis, and the high performance rates of the units already delivered. On November 12, 2021, FAB publicly announced its unilateral decision to reduce the total contract value by 25%, as permitted by applicable laws.

On February 9, 2022, Embraer reached an agreement with the Brazilian Air Force - FAB regarding the contractual discussion of the order for C-390 Millennium multi-mission aircraft. Thus, the total number of aircraft, to be purchased by FAB, was reduced from 28 to 22 units, with deliveries scheduled until 2034. The new production rate is in line with FAB's budgetary conditions, while enabling Embraer to have a better long-term planning with regard to its suppliers.

Executive Aviation

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Regarding the Executive Aviation business, the effect of the Omicron variant on demand did not bring significant negative impacts and the main remaining risks reside in the possibility of discontinuities in the supply of some parts and inputs for fleet maintenance and the manufacture of new aircraft. As of the date of this report, the production lines of our Executive Aviation products are able to maintain planned supply levels, without major shortages. We continue to oversee risks and control the supply chain, accommodating demand to avoid obstacles that may still arise from this global crisis. During 2021, the Executive Aviation market scenario continued to evolve positively. Business jet traffic in the United States maintained levels higher than in 2020, reaching record levels and remaining 12% above the last peak in 2019. The same effect was registered in the European Market, the second largest market in the segment, which registered activity 2% higher than the last peak, in 2019. The recent increase in demand is due primarily to the resumption of global economic growth and the strong growth in the population of wealthy individuals, combined with a slower recovery in the capacity of the global commercial aviation networks. Another factor that supports the improvement in the market outlook is the low availability of used aircraft for sale in the market, the proportion of which in relation to the active fleet was less than 4% (December 2021), well below the historical levels of 8 to 10%. The recent order for an additional 100 Phenom 300 jets by US-based Netjets, totaling more than US$1.2 billion (included in the firm order backlog as of December 31, 2021), and the amount of firm orders received for the deliveries carried out in 2021 that reached a record ratio of US$ 2.5 to US$ 1, respectively, illustrate the positive moment of the Executive Aviation market. From the beginning of the pandemic in 2020 until the date of these annual financial statements, only one of our executive jet customers canceled their firm order and some of our executive jet customers rescheduled aircraft deliveries. In 2021, there were no postponements or cancellations of orders. The Company delivered a total of 93 executive jets in 2021, thus achieving a growth of 8% compared to the volume delivered in the previous year.

Commercial Aviation

Regarding the Commercial Aviation business, the widespread traffic disruption caused by COVID-19 has affected the operations of our customers worldwide in ways similar to those seen in the industry globally. Due to COVID-19, some of our customers have rescheduled aircraft deliveries to 2021 and beyond; for example, certain deferral agreements were entered into in 2020 and generated a limited number of postponement of deliveries to after 2025, which impacted our 2020 results. However, from the beginning of the pandemic until the date of these financial statements, there have not been any order cancellations. We cannot fully determine the impact of the COVID-19 pandemic on our activities in the short to medium term. Despite all the uncertainty in the short term, we have identified positive signs of market recovery, including the signing of a firm order for 30 E195-E2 jets with Porter airline, which will be operated in destinations throughout North America, as well as nine E175-E1 jets for the Alaska Air Group, through its Horizon Air subsidiary, and eight E175-E1 jets for SkyWest, Inc, which were ordered during the first half of 2021. In addition, in the 3rd quarter of 2021, a new firm order for 16 E175-E1 jets for SkyWest, Inc. to operate with Delta Air Lines was also entered into and, in the 4th quarter of 2021, a firm order was entered into for the sale of three new E175-E1 jets to Overland Airways, an airline based in Nigeria, and a contract was signed with Azorra, an aircraft leasing company based in Florida, USA, for the purchase 20 new E2 family aircraft, which allows Azorra to purchase E190-E2 or E195-E2 aircraft. These orders are included in the Company's Backlog on the reference date of December 31, 2021. A slight recovery was also noted in the number of aircraft deliveries carried out in the current year, as 44 commercial aircraft were delivered in 2020 and 48 commercial aircraft were delivered in 2021.

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Services & Support

As the Services and Support business represents the products and services offered by Embraer for three different business segments (Commercial Aviation, Executive Aviation and Defense & Security), it should be noted that:

•	There are similarities in the way that segments that are more based on business volumes carried out in the economies of developed countries (Commercial and Executive Aviation, for example) have overcome the adverse effects of the pandemic more quickly than initially, as these countries have made the most rapid and significant advances in terms of vaccinating their populations against COVID-19, while, on the other hand, certain segments (Defense & Security, in particular) did not show, due to the natural dynamics of their operations, a significant reduction in the volume of operations of their customers.
•	Relevant trends for the Commercial Aviation (operational reactivation of previously deactivated aircraft, especially by leasing companies) and Executive Aviation markets (increased market demand for aircraft, with emphasis on the used aircraft market) also represented additional opportunities generating business for Services and Support products and services.
•	The effects of COVID-19 were felt not only from the perspective of the use of aircraft by customers, but also from the perspective of Embraer's internal processes to meet the demand of customers, with special emphasis on increases in operating costs and complexity with regard to operations related to material transport.
•	Finally, as the vaccination campaigns to combat COVID-19 advance from an international perspective and, to date, no new variant of the virus with potential to exacerbate the adverse impacts of the pandemic in a prolonged manner has emerged, we hope that the different business segments of the Services and Support unit continue to recover to reach pre-pandemic levels (as is the case of the Commercial Aviation unit) or to maintain business volumes for which the pandemic does not represent considerable losses compared to business activities prior to the pandemic (as is the case of the Executive Aviation and Defense & Security segments).
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Annex II – OPINION AND REPORT OF THE AUDIT, RISK AND ETHICS COMMITTEE

(Report for purposes of item VI of Section 31-D of CVM Instruction No. 308/99, as included by CVM Instruction No. 509/11 and Section 22, paragraph 1 of the Novo Mercado Regulations and Opinion in compliance with item III of the Sole Paragraph of Section 9 of CVM Instruction No. 481/09)

Opinion and Summary Report of the Work of the Audit, Risk and Ethics Committee

In accordance with the provisions of its Internal Regulations, the Audit, Risk and Ethics Committee (“Committee”) of Embraer S.A. (“Embraer” or “Company”) is responsible for advising the Board of Directors with a focus on the following matters:

(a)	monitoring and assessment of business risks, of an operational, marketing, public image, corporate, financial, or legal and cybernetic nature of the markets managed by the Company, through the diagnosis of the risk sources of the Company’s activities;
(b)	evaluation of the adequacy of the risk assessment models mentioned above, as well as the conformity and validation tests of the models used;
(c)	analysis and opinion on the guidelines and policies of risk management, especially in the estimation of the financial impact from unexpected losses in normal and stress- related situations;
(d)	analysis and opinion on the managerial and accounting information disclosed to the public and regulatory bodies regarding the Company’s risk profile and control;
(e)	assessment of the adequacy of the human and financial resources allocated to the organization's risk management;
(f)	implementation, dissemination, revision, updating and recommendation of training plans with respect to the Company's Code of Ethics and Conduct as well as the Company’s Helpline; and
(g)	conduction of investigations and proposal of corrective measures related to the violations of the Company's Code of Ethics and Conduct, provided that certain activities may be delegated to the Company's Ethics and Conduct Committee.

In addition, the Committee exercises the functions of (i) Audit Committee for the purposes of US law, especially the Sarbanes-Oxley Act, (ii) Statutory Audit Committee under the terms of Instruction 509, of November 16, 2011 (“CVM Instruction 509”), of the Brazilian Securities Commission (Comissão de Valores Mobiliários - CVM), and of (iii) Ethics and Conduct Committee.

The Committee's functions are carried out based on information received from Management, external auditors, internal auditors, the compliance area and those responsible for risk management and internal controls and for the preparation of financial statements.

The Committee’s Coordinator and audit committee financial expert is João Cox Neto.

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As of April 2021, Claudia Ramirez Sender, an independent Member of the Board of Directors of Embraer, joined the Committee, replacing Board Member Marcio de Souza.

Committee Activities regarding the 2021 fiscal year

The Committee met 11 times in the period from February 18 to November 4, 2021 to assess and review matters under its authority, among which the matters highlighted below. The Chairman of the Board of Directors, the Chief Executive Officer and the Executive Vice-President, Financial and Investor Relations of the Company are permanent guests at the Committee's.

1.	Internal Control and Risk Management System

During the 2021 fiscal year, the Committee assessed, in meetings with the Risk and Internal Control Management, aspects related to Embraer's risk management and control. The corporate risk management map was updated in 2021 as part of a work structured by the Company’s Risk and Internal Control area, with close monitoring by the Committee.

The Committee, based on the information brought to its attention, records as positive the efforts being made in order to ensure the effectiveness of the Company's internal control and risk management systems.

2.	External Audit

The Committee maintains with the external auditors a periodic communication channel for a wide discussion of the results of its work and relevant accounting aspects, in a manner that allows its members to form their opinion on the accuracy of the financial statements and financial reports. In 2021, the Committee met with the Company's external auditors on one occasion.

The Committee evaluates the quantity and quality of the information provided by Pricewaterhousecoopers Auditores Independentes in 2021 as fully satisfactory.

The Committee monitored the activities of independent external auditors in order to assess their Independence, as well as the quality and the adequacy of the services provided to the Company.

The Company conducted the process of selecting the independent auditor for the next cycle, which resulted in the engagement of KPMG Auditores Independentes, as recommended by the Committee and approved by the Board of Directors.

3.	Internal Audit

The Committee monitored the audit process developed by the Internal Audit Management, through periodic meetings to monitor the execution of the audit plan for the 2021 fiscal year. In addition, it approved the planning of its work for the 2022 fiscal year.

The Internal Audit Regulations were revised by the Committee in 2021.

The Committee assesses the scope and quality of the work carried out by the Internal Audit as positive. The results of this work, presented at the Committee's meetings, did not point out to the Committee the existence of risks that could significantly affect the Company's sustainability.

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4.	Compliance

The Committee followed and monitored, through detailed presentations made by the Vice Presidency for Compliance at all regular meetings, the improvement and development of the Compliance Program.

Among the Compliance topics addressed by the Committee in 2021, we highlight improvements in the form of presentation of Helpline reports, with more detailed information on investigations, review of metrics of various elements of the Compliance Program (KPIs) and monitoring of activities and Export Control projects.

5.	Individual and Consolidated Financial Statements

The Committee analyzed the procedures that involve the process of preparing the individual and consolidated trial balances and balance sheets and the notes to the Company's financial statements. The Committee examined the Company's internal controls and the relevant accounting practices used by Embraer in the preparation of the financial statements. It was verified that they are in accordance with the accounting practices adopted in Brazil and with the International Financial Reporting Standards (IFRS).

6.	Other relevant matters:

6.1. Data Protection Office

In compliance with the General Data Protection Law, Embraer has the structure of the Data Protection Office, or DPO, based on the principle of interdependence between key areas of the Company, under the leadership of the Executive Vice President for Legal Affairs and Compliance.

The DPO reports to the Committee, submitting semi-annual visibilities regarding (i) the definition of the approach to any corporate risks arising from the Company's activities; and (ii) the progress of privacy activities and initiatives and any relevant operational difficulties and critical privacy indicators.

6.2 Cybersecurity

In November 2020, Embraer suffered a cybersecurity incident, the containment measures, legal measures and mitigation measures of which were informed and assessed by the Committee throughout 2021. Short- and long-term action plans for monitoring and addressing possible future attempts at attack were also discussed with the Committee.

6.3 Partnerships and corporate restructuring

The Committee advised the Board of Directors in the structuring of the business combination involving urban air mobility issues, which include the development and certification of electric vertical take-off and landing vehicles, the creation of a maintenance and services network for eVTOLs and the creation of an air traffic control system for eVTOLs.

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The reintegration of the commercial aviation business into the Company, through the partial spin-off of Yaborã and the transfer of the spun-off portion to Embraer was also subject to evaluation by the Committee and recommendation for approval to the Board of Directors.

7. Recommendations

Throughout 2021, the Committee periodically reported to the Board of Directors on the progress of its work, presenting opinions and making recommendations on various matters within its authority.

8. Opinion on the Consolidated Financial Statements for the year ended December 31, 2021

The Committee recommends the approval of Embraer’s consolidated financial statements for the year ended December 31, 2021 by the Board of Directors.

São José dos Campos, February 25, 2022.

João Cox Neto
Coordinator of the Audit, Risk and Ethics Committee

Claudia Sender Ramirez
Member of the Audit, Risk and Ethics Committee

Raul Calfat
Member of the Audit, Risk and Ethics Committee

Vanessa Lopes
Member of the Audit, Risk and Ethics Committee

Sérgio Eraldo de Salles Pinto

Member of the Audit, Risk and Ethics Committee

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Annex III – INFORMATION ABOUT THE CANDIDATES FOR THE FISCAL COUNCIL

(Items 12.5 to 12.10 of the Brazilian Annual Report (Formulário de Referência) as per CVM Instruction No. 480/09)

12.5 - Composition and professional experience of the Fiscal Council:

Name	Date of Birth	Management body	Date of election	Term of office	Independent member [1]
CPF	Profession	Elected as	Date of Investiture	Elected by the controlling shareholder	Number of consecutive terms
Other positions or roles held in the company
Professional experience / Statement of possible adverse judgments
Ivan Mendes do Carmo	Mar. 1, 1963	Fiscal Council	Apr. 26, 2022	1 year	Yes
279.786.131-00	Economist	42 - Chairman of the F.C. Elected by Ordinary Minority	Apr. 26, 2022	No	15
No.

Main professional experience in the last five years:

The main professional experiences of Mr. Ivan Mendes do Carmo in the last five years are: (i) Embraer S.A.: Member of the Fiscal Council since 2008, acting as Chairman of the Fiscal Council since 2010. Company’s main activity: Aeronautics. (ii) Embraer S.A.: Member of the Audit Committee from April 2008 to December 2011. Company’s main activity: Aeronautics. (iii) Fundação SISTEL de Seguridade Social: since January 1987. Currently serves as Investment and Finance Manager. Company’s main activity: Pension Fund.

The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any adverse judgment under administrative proceedings with the CVM and applied penalties, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative judgment that suspended or disqualified him to exercise any professional or business activity:

Mr. Ivan Mendes do Carmo declared to the Company that he is not a politically exposed person as defined in the applicable regulations.

[1] The Company adopts the criteria defined in the Novo Mercado Regulations to determine the member’s independence.

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Name	Date of Birth	Management body	Date of election	Term of office	Independent Member
CPF	Profession	Elected as	Date of Investiture	Elected by the controlling shareholder	Number of consecutive terms
Other positions or roles held in the company
Professional experience / Statement of possible adverse judgments
Tarcísio Luiz Silva Fontenele	Aug. 25, 1962	Fiscal Council	Apr. 26, 2022	1 year	Yes
265.672.021-49	Lawyer	48 – (Alternate) Member of the F.C. Elected by Ordinary Minority	Apr. 26, 2022	No	22
No.

The main professional experiences of Mr. Tarcísio Luiz Silva Fontenele in the last five years are: (i) Embraer S.A.: Alternate member of the Fiscal Council since April 2001. Company’s main activity: Aeronautics. (ii) Fundação Sistel de Seguridade Social: Legal Manager since July 2002. Company’s main activity: Pension fund.

Mr. Tarcísio Luiz Silva Fontenele also holds management positions in other companies or third sector organizations, namely: Member of the Board of Directors of Bonaire S.A., a company in the energy sector, from October 2014 to December 2019.

Education: Law degree from Universidade do Distrito Federal – UDF obtained in 1983 and a post-graduate degree in Civil Procedure from ICAT/DF earned in 1995.

The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any adverse judgment under administrative proceedings with the CVM and applied penalties, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative judgment that suspended or disqualified him to exercise any professional or business activity:

Mr. Tarcísio Luiz Silva Fontenele declared to the Company that he is not a politically exposed person as defined in the applicable regulations.

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Name	Date of Birth	Management body	Date of election	Term of office	Independent Member
CPF	Profession	Elected as	Date of Investiture	Elected by the controlling shareholder	Number of consecutive terms
Other positions or roles held in the company
Professional experience / Statement of possible adverse judgments
José Mauro Laxe Vilela	Feb. 13, 1948	Fiscal Council	Apr. 26, 2022	1 year	Yes
102.631.287-68	Bachelor in Economics	45 - (Effective) Member of the F.C. Elected by Ordinary Minority Vice-Chairman of the Fiscal Council	Apr. 26, 2022	No	12
No.

Main professional experience in the last five years:

The main professional experiences of Mr. José Mauro Laxe Vilela in the last five years are: (i) Embraer S.A.: Member of the Fiscal Council since 2011. Company’s main activity: Aeronautics. (ii) CIA BOZANO: Independent consultant for matters related to the accounting and tax areas since November 2011. Company’s main activity: holding company.

Mr. José Mauro Laxe Vilela does not hold management positions in other companies or third sector organizations.

Education: Bachelor’s degree in Economics from Universidade Cândido Mendes obtained in 1972.

The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any adverse judgment under administrative proceedings with the CVM and applied penalties, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative judgment that suspended or disqualified him to exercise any professional or business activity:

Mr. José Mauro Laxe Vilela declared to the Company that he is not a politically exposed person as defined in the applicable regulations.

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Name	Date of Birth	Management body	Date of election	Term of office	Independent Member
CPF	Profession	Elected as	Date of Investiture	Elected by the controlling shareholder	Number of consecutive terms
Other positions or roles held in the company
Professional experience / Statement of possible adverse judgments
Wanderley Fernandes da Silva	April 10, 1973	Fiscal Council	Apr. 26, 2022	1 year	Yes
028.343.127-02	Accountant	48 – (Alternate) Member of the F.C. Elected by Ordinary Minority	Apr. 26, 2022	No	12
No.

The main professional experiences of Mr. Wanderley Fernandes da Silva in the last five years are: (i) Embraer S.A.: Alternate member of the Fiscal Council since April 2011. Company’s main activity: Aeronautics. (ii) Crescera Partners S.A.: Partner since March 2015. Company’s main activity: Fund management. (iii) Cia Bozano: Chief Financial Officer from June 2000 to March 15. Company’s main activity: holding company.

Mr. Wanderley Fernandes da Silva does not hold management positions in other companies or third sector organizations.

Education: Bachelor’s degree in Accounting from UERJ, post-graduate degree in Finance from FGV and an MBA degree in Corporate Finance from IBMEC.

The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any adverse judgment under administrative proceedings with the CVM and applied penalties, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative judgment that suspended or disqualified him to exercise any professional or business activity.

Mr. Wanderley Fernandes da Silva declared to the Company that he is not a politically exposed person as defined in the applicable regulations.

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Name	Date of Birth	Management body	Date of election	Term of office	Independent Member
CPF	Profession	Elected as	Date of Investiture	Elected by the controlling shareholder	Number of consecutive terms
Other positions or roles held in the company
Professional experience / Statement of possible adverse judgments
Otavio Ladeira de Medeiros	Mar. 30, 1968	Fiscal Council	Apr. 26, 2022	1 year	Yes
065.675.548-27	Public Servant - Secretary of the National Treasury	45 - (Effective) Member of the F.C. Elected by Ordinary Minority	Apr. 26, 2022	No	1
No.

The main professional experiences of Mr. Otavio Ladeira de Medeiros in the last five years are: (i) Deputy Secretary of the Secretariat of the National Treasury, between June 2016 and May 2021. Company’s main activity: Ministry of Finance - Public Sector (ii) Undersecretary of Public Debt (Secretariat of the National Treasury), from May 2021 to the present. Company’s main activity: Ministry of Finance - Public Sector (iii) Member of the Fiscal Council of Embraer S.A., between May 2016 and April 2018. (iv) Member of the Board of Directors of IRB RE, between March 2018 and April of 2019. Company’s main activity: Reinsurance. (v) Member of the Fiscal Council of IRB RE, from September 2019 to the present moment (term of office ends in March 2022). Company’s main activity: Reinsurance.

Mr. Otavio Ladeira de Medeiros does not hold management positions in other companies or third sector organizations.

Education: Bachelor's and Master's Degree in Economics from Universidade de Brasília.

The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any adverse judgment under administrative proceedings with the CVM and applied penalties, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative judgment that suspended or disqualified him to exercise any professional or business activity.

Mr. Otavio Ladeira de Medeiros declared to the Company that he is not a politically exposed person as defined in the applicable regulations.

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Name	Date of Birth	Management body	Date of election	Term of office	Independent Member
CPF	Profession	Elected as	Date of Investiture	Elected by the controlling shareholder	Number of consecutive terms
Other positions or roles held in the company
Professional experience / Statement of possible adverse judgments
Adriano Pereira de Paula	Oct. 13, 1963	Fiscal Council	Apr. 26, 2022	1 year	Yes
743.481.327-04	Public Servant	48 – (Alternate) Member of the F.C. Elected by Ordinary Minority	Apr. 26, 2022	No	1
No.

The main professional experiences of Mr. Adriano Pereira de Paula in the last five years are: (i) Undersecretary for Tax Management of the National Treasury since August 2016. Company’s main activity: Ministry of Finance - Public Sector. (ii) Member of the Fiscal Council of Petrobras between 2017 and 2019. (iii) Member of the Fiscal Council of Furnas S.A. between 2020 and 2022. Company’s main activity: Generation and transmission of energy. (iv) Member of the Fiscal Council of Caixa Cartões S.A. between 2020 and 2022. Company’s main activity: Financial institution.

Mr. Adriano Pereira de Paula does not hold management positions in other companies or third sector organizations.

Education: Bachelor of Economics - Centro Unificado de Brasília/Brasília/DF in 1986. Theory and Operation of a Modern Economy (non-degree) - George Washington University - Washington, D.C./USA in 1995. Public Sector Economics (Specialization - lato Sensu) - Fundação Getúlio Vargas/Brasília-DF in 2000. MBA IT Governance (Latu Sensu Specialization) - Fundação Universa/Brasília-DF in 2007.

The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any adverse judgment under administrative proceedings with the CVM and applied penalties, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative judgment that suspended or disqualified him to exercise any professional or business activity.

Mr. Adriano Pereira de Paula declared to the Company that he is not a politically exposed person as defined in the applicable regulations.

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Name	Date of Birth	Management body	Date of election	Term of office	Independent Member
CPF	Profession	Elected as	Date of Investiture	Elected by the controlling shareholder	Number of consecutive terms
Other positions or roles held in the company
Professional experience / Statement of possible adverse judgments
Mario Ernesto Vampré Humberg	Jul. 24,	Fiscal Council	Apr. 26, 2022	1 year	Yes
057.161.178-80	Economist	48 - (Alternate) Member of the F.C. Elected by Ordinary Minority	Apr. 26, 2022	No	3
No.

Main professional experiences of Mr. Mario Ernesto Vampré Humberg during the last five years: (i) Poli Angels: member since November 2020, chairman of the Fiscal Council since June 2021. Company’s main activity: promotion of Brazilian entrepreneurship through angel investment. (ii) Agrimutual – Soluções em Gerenciamento de Risco Ltda. – member of the Advisory Board since November 2021. Company’s main activity: agricultural insurance sales platform. (iii) Thyssenkrupp Metalúrgica Campo Limpo Ltda: Member of the Statutory Board, Chief Financial Officer - CFO from August 2008 to March 2020. Company’s main activity: Manufacture of forged and machined products for the automotive industry.

Management positions held in other companies or third sector organizations: Officer – Agent for Campo Limpo Paulista, between 2012 to 2020 - CIESP Jundiaí. Coordinator of the CFO Group, between 2014 to 2020 – German-Brazilian Chamber of Commerce.

Education: Economics degree from Universidade de São Paulo (São Paulo, Brazil) obtained in 1989 and extension course in Controllership at Faculdade Trevisan (São Paulo, Brazil) in 1997.

The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any adverse judgment under administrative proceedings with the CVM and applied penalties, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative judgment that suspended or disqualified him to exercise any professional or business activity.

Mr. Mario Ernesto Vampré Humberg declared to the Company that he is not a politically exposed person as defined in the applicable regulations.

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Name	Date of Birth	Management body	Date of election	Term of office	Independent Member
CPF	Profession	Elected as	Date of Investiture	Elected by the controlling shareholder	Number of consecutive terms
Other positions or roles held in the company
Professional experience / Statement of possible adverse judgments
Carla Alessandra Trematore	Oct. 30, 1975	Fiscal Council	Apr. 26, 2022	1 year	Yes
248.855.668-86	Accountant	45 - (Effective) Member of the F.C. Elected by Ordinary Minority	Apr. 26, 2022	No	0
No.

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The main professional experiences of Mrs. Carla Alessandra Trematore in the last five years are: (i) ndependent Member of the Audit Committee of BR Advisory Partners Participações since February 2022. Company’s main activity: Investment banking. (ii) Independent Member of the Audit Committee of the Oncoclínicas Group since June 2021. Company’s main activity: Management and administration of oncology services. (iii) Independent Member of the Audit Committee of Allied Brasil since June 2021. Company’s main activity: Retail of consumer electronics. (iv) Member of the Fiscal Council of Localiza since May 2021. Company’s main activity: Car rental. (v) Member of the Board of Directors of BRB – Banco de Brasília from December 2020 to March 2021 (resignation already submitted). Company’s main activity: Financial institution. (vi) Coordinator of the Audit Committee of CRDC – Central de Registro de Direitos Creditórios since October 2020. Company’s main activity: Registry of financial assets. (vii) Member of the Fiscal Council of ISA CTEEP since April 2019. Company’s main activity: Electricity transmission company. (viii) Member of the Fiscal Council of Ânima Educação since October 2018. Company’s main activity: Higher education. (ix) Member of the Fiscal Council of Comgás since April 2018. Company’s main activity: Piped gas concessionaire. (x) Alternate member of the Fiscal Council of COSAN S.A. since April 2018. Company’s main activity: Energy. (xi) Alternate member of the Fiscal Council of RUMO S.A. since July 2020. Company’s main activity: Logistics operator. (xii) Member and Chair of the Audit Committee of Caixa Econômica Federal from September 2017 to July 2020. Company’s main activity: Financial institution. (xiii) Member of the Fiscal Council of Via Varejo from April 2017 to April 2018 and from April 2019 to June 2020. Company’s main activity: Retail of electronics and furniture. (xiv) Controller of CELSE – Centrais Elétricas de Sergipe from August 2016 to August 2017. Company’s main activity: Thermoelectric, power generation.

Mrs. Carla Alessandra Trematore does not hold management positions in other companies or third sector organizations.

Education: Bachelor's degree in Computer Science from Universidade Estadual Paulista - UNESP completed in 1996. Accounting Sciences from Pontifícia Universidade Católica de Minas Gerais – PUC Minas, completed in 2018.

The Company declares that it is not aware of any of the following events that may have occurred in the last five years: (i) any criminal conviction, even if not yet final and unappealable, with an indication of the stage of the proceeding; (ii) any adverse judgment under administrative proceedings with the CVM and applied penalties, even if not yet final and unappealable, indicating whether the relevant proceeding is pending appeal with the Appeal Board of the Brazilian Financial System; (iii) any final and unappealable judicial or administrative judgment that suspended or disqualified her to exercise any professional or business activity.

Mrs. Carla Alessandra Trematore declared to the Company that she is a politically exposed person as defined in the applicable regulation, as a result of: (i) having held, from December 2020 to March 2022, the position of member of the Board of Directors of BRB – Banco de Brasília, a government-controlled publicly held company, controlled by the Government of the Federal District; (ii) having been a member of the Audit Committees of the Brazilian Mint (Casa da Moeda do Brasil) from August 2020 to May 2021, of CODEVASF from July 2020 to May 2021 and, (iii) having been a member and chair of the Audit Committee of Caixa Econômica Federal, from September 2017 to July 2020.

Despite her terms in office having ended, under the terms of the applicable regulations, the condition of politically exposed person shall apply for the five years following the date on which the candidate withdrew from the respective positions.

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12.6 – Percentage of attendance of each member of the fiscal council at meetings held by the relevant body in the same period, occurring after investiture:

Fiscal Council	Total of meetings held by the relevant body since investiture	% of attendance of member at meetings held after investiture
Ivan Mendes do Carmo	8	100%
José Mauro Laxe Vilela	8	100%
Otávio Ladeira Medeiros	0	0%
Mario Ernesto Vampré Humberg	8	100%
Tarcísio Luiz Silva Fontenele (alternate member)	8	0%
Wanderley Fernandes da Silva (alternate member)	8	0%
Adriano Pereira de Paula (alternate member)	0	0%
Carla Alessandra Trematore (alternate member)	0	0%

12.7 - Composition of statutory committees and audit, finance and compensation committees:

Not applicable to the Fiscal Council.

12.8 - In relation to each of the individuals who served as members of the statutory committees, as well as the audit, risk, finance and compensation committees, even if these are non-statutory committees or structures, provide a table informing the percentage of attendance at meetings held by the relevant body in the same period, occurring after investiture:

Not applicable to the Fiscal Council.

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12.9 - Existence of a relationship as spouses, common-law marriage (união estável) or kinship up to the second degree between (a) members of the issuer’s management, (b) (i) members of the issuer’s management and (ii) members of the management of the issuer’s direct or indirect subsidiaries, (c) (i) members of the management of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders, and (d) (i) members of the issuer’s management and (ii) members of the management of the issuer’s direct or indirect controlling shareholders :

No such relationships exist in connection with the members of the Fiscal Council.

12.10 - Inform about relationships of subordination, service provision or control maintained, in the last three fiscal years, between members of the issuer’s management and: (a) company, directly or indirectly, controlled by the issuer except those in which the issuer directly or indirectly holds the entire share capital; (b) the issuer’s direct or indirect controlling shareholder; (c) if relevant, supplier, client, borrower or lender of the issuer, companies controlled by the issuer, its subsidiaries or holdings or subsidiaries of any such persons:

No such relationships exist in connection with the members of the Fiscal Council.

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Annex IV – MANAGEMENT COMPENSATION

(Pursuant to Section 12, item II, of CVM Instruction No. 481/09)

13.1 - Describe the compensation policy or practice for the board of directors, statutory and non-statutory board of executive officers, fiscal council, statutory committees and audit, risk, finance and compensation committees, addressing the following aspects

(a)       Objectives of the compensation policy or practice, informing if the compensation policy was formally approved, the body responsible for its approval, date of approval and, if the issuer publishes the policy, the websites where the document is available

The Company currently has a Management Compensation Policy applicable to all directors and an Executive Compensation Policy, which is applicable to all of its executives, the latest revisions of which were approved by the Board of Directors on October 26, 2018 and November 11, 2021, respectively.

The purpose of both policies is to attract and retain highly qualified professionals who are aligned with the Company's principles and values and with the shareholders' objectives.

Accordingly, the Company bases its policies on the monitoring of the external environment and compares remuneration practices, on an annual basis, with reference markets, comprised of companies that compete in the segments in which the Company operates, Brazilian multinationals, publicly traded companies or companies that have a remuneration strategy similar to that which the Company practices.

(b)       Composition of compensation, indicating:

i.       Description of the compensation elements and the objectives of each one

The following are considered as compensation elements:

•	Fixed compensation: includes salary or fees, direct and indirect benefits and compensation for participation in committees, among others, for the purpose of short-term reward.
•	Variable compensation: includes bonuses, profit sharing, among others, for the purpose of short-term reward.
•	Stock-based compensation: long-term incentive program that comprises phantom shares, for the purpose of medium- and long-term reward.

Board of Directors

Members of the Board of Directors receive a monthly fixed compensation and are offered, optionally, group life insurance and health insurance, provided that the members of the Board of Directors bear all inherent costs. There is no variable compensation for this body. The purpose of paying exclusively a fixed compensation to the members of the committees is to be aligned with best market practices.

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Advisory Committees

Members of the advisory committees (Audit, Risk and Ethics, People and ESG and Strategy and Innovation Committees) receive a specific monthly fixed compensation for participating in each committee (limited to two committees). There is no variable compensation for members of the committees. The purpose of paying exclusively a fixed compensation to the members of the committees is to be aligned with best market practices.

Board of Executive Officers

Members of the Statutory Board of Executive Officers and Non-statutory Board of Executive Officers receive:

(a)	Fixed Monthly Compensation: annually determined based on market references. The Board of Directors adjusts these amounts as it deems necessary each year.
(b)	Direct and Indirect Benefits: group life insurance, health insurance and private pension equivalent to those offered to the Company’s employees.
(c)	Short-term Variable Compensation (“ICP”): The members of the Board of Executive Officers are entitled to variable compensation and are eligible to participate in short-term incentive plans as a form of reward for achieving goals that support the Company’s short-term strategy
(d)	Long-Term Incentives (“ILP”): The members of the Board of Executive Officers are eligible to participate in long-term incentive plans, which, through the phantom shares mechanism and the Stock Option Program, reward executives for achieving goals that support the Company's medium- and long-term strategic objectives.

The planned ILP amounts shall be determined based on market references, subject to the conditions set forth in the respective incentive instruments, which are described in detail in item 13.4 of the Brazilian Annual Report (Formulário de Referência).

Both portions of variable compensation are intended to align executives with shareholders' goals and the Company’s sustainability.

Both the fixed and variable compensation of the members of the Board of Executive Officers are established, in accordance with market standards, through surveys conducted by consulting firms specialized in the subject.

Fiscal Council

Members of the Fiscal Council receive a fixed monthly salary, which is approved, in an annual basis, at the Annual General Shareholders’ Meeting, and is in accordance with the limits set forth in Paragraph 3 of Section 162 of Law No. 6,404 of December 15, 1976. No direct or indirect benefits are currently offered to the members of the Fiscal Council.

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ii.       The proportion of each element in the total compensation

In accordance with the structure of the Company’s compensation policy, the proportion of each element in the total compensation may vary based on the results of the Company.

The table below shows the proportion of each element of the total compensation paid by the Company in the year ended December 31, 2021:

Body	Fee	Participation in Committees (*)	Direct and Indirect Benefits	Variable Compensation	Benefits motivated by termination of office	Stock-based Compensation (**)	Total

Board of Directors	99.92%	-	0.08%	-	-	-	100.00%
Statutory Board of Executive Officers	30.72%	-	12.98%	31.41%	-	24.89%	100.00%
Fiscal Council	100.00%						100.00%

The table below shows the proportion of each element of the total compensation paid by the Company in the year ended December 31, 2020:

Body	Fee	Participation in Committees	Direct and Indirect Benefits	Variable Compensation	Benefits motivated by termination of office	Stock-based Compensation (*)	Total

Board of Directors	76.19%	23.81%	-	-	-	-	100.00%
Statutory Board of Executive Officers	83.38%	-	7,93%	54.85%	24.33%	(70,49)%	100.00%
Fiscal Council	100.00%						100.00%
(*) In 2020, the amount of stock-based compensation was reduced (negative) in the period due to the depreciation of the Company's shares, used in the measurement of virtual shares.

The table below shows the proportion of each element of the total compensation paid by the Company in the year ended December 31, 2019:

Body	Fee	Participation in Committees	Direct and Indirect Benefits	Variable Compensation	Benefits motivated by termination of office	Stock-based Compensation	Total

Board of Directors	61.27%	22.07%	16.67%	-	-	-	100.00%
Statutory Board of Executive Officers	26.03%	-	27.84%	16.00%	11.86%	18.28%	100.00%
Fiscal Council	83.33%	-	16.67%	-	-	-	100.00%

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iii.       Calculation and adjustment method for each of the compensation elements

The amounts of compensation paid by the Company to members of the Board of Executive Officers, Board of Directors and Committees are periodically compared with the amounts paid by the market and take into account the complexity, sophistication and challenges inherent to the Company's business, especially by competing companies in the segments in which the Company operates, Brazilian multinationals, publicly traded companies or companies that have a remuneration strategy similar to that practiced by the Company, according to the guidelines established by the compensation strategy, through research carried out by external consultants specialized in the subject.

Total compensation amounts shall be planned annually, based on market research and take into account the economic and financial condition of the Company. Emphasis shall be given on the retention of executives and the alignment of their gains with the gains of the shareholders. Accordingly, the higher the impact of the position on the Company's results, the more weight shall be attributed to the variable compensation – ICP and ILP, reflecting the profitability and appreciation of the Company, respectively. The ILP shall only be a reference for the current fiscal year and vesting shall occur on a future date, in accordance with the conditions set forth in in a specific policy.

iv.       Reasons that justify compensation composition

Board of Directors and Advisory Committees

The main objective is to attract members with good reputation and appropriate profiles, compensating them in a manner compatible with the market, and, thus providing the necessary conditions to better perform their functions. Benchmark of compensation is obtained by specialized research, conducted with companies similar in size to Embraer.

Note: Companies of similar size are those that are comparable in terms of area of operations, number of employees, revenue, business segment, processes for the development of products or production, global operations, etc.

Statutory Board of Executive Officers

Total compensation amounts (RT) are planned annually based on market research with companies of size, complexity and challenges equivalent to those of Embraer. Through this research, we seek to determine not only the amounts practiced in the market, but also the proportionality of their components (Fixed and Variable Compensation, Short- and Long-term Incentives). The Company favors the retention of its executives and aims to maintain and attract highly qualified executive officers and key qualified personnel, aligning their interests with the interests of the Company’s shareholders. The purpose is to ensure that the executives who effectively contribute to the best performance of the Company and its securities have a share in the profits derived from their contribution.

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 Fiscal Council

The monthly compensation of the Fiscal Council, pursuant to paragraph 3 of Section 162 of Law No. 6,404/76, is established in an amount equivalent to at least 10% of the average monthly compensation of each Executive Officer of the Company, excluding benefits, representation funds and profit sharing.

v.       Existence of unpaid members and the reasons for this

No members of the Board of Directors, Advisory Committees, Board of Executive Officers or Fiscal Council are unpaid for the positions they hold in the Company.

c.       Key performance indicators that are taken into account to determine each element of compensation

The performance indicators that are taken into account to determine the short-term variable compensation are: (i) annual assessment of the “Action Plan,” an instrument entered into with each statutory and non- statutory officer every year, setting forth the results intended by the Company for that year and the actions planned for each one in order to achieve these results; and (ii) global performance result of the Company.

Accordingly, the ICP and ILP compensations vary based on the economic results and the operating result of the Company. ICP is affected by the assessment of the individual Action Plans (PA), ILP is related to the increase in value of the Company’s shares and performance targets set forth in the Plan.

The amount of short-term incentive to be effectively paid to executives in each fiscal year is tied to the respective individual Action Plans and its assessment varies directly based on the achievement of the results set forth therein.

The performance indicator set forth in the Action Plan is specific for each executive based on his or her roles, for example: for an officer from the business area, the performance indicator may be “achieved sales” and net revenue; while, the performance indicator for an officer from the Finance area may encompass economic/financial indicators (such as net Revenue, Generation of cash flow from operations, selling and administrative expenses); and finally, the performance indicator for an officer from the technical area may be products developed, etc.

The content of the Action Plan is reviewed annually in the Business Planning cycle and approved by the Company’s Board of Directors.

Accordingly, each executive is assessed, in an annual basis, based on the achievement of his or her specific Action Plan and his or her short-term variable compensation is influenced by that result.

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d.       How the compensation is structured to reflect the evolution of performance indicators

The short- and long-term variable compensation of all statutory and non-statutory executive officers is determined by individual performance indicators, set forth annually in their Action Plans, and by evaluation factors of the Company, and therefore, is directly linked to the evolution of those performance indicators.

e.       How the compensation policy or practice is aligned with the interests of the issuer in the short-, medium- and long-term

The purpose of Embraer’s Human Resources Policy is to convey the Company’s thinking and stance in the adoption of compensation practices that are compatible with the market in order to attract, retain and recognize professionals, aligning individual objectives with corporate objectives, as well as technical requirements and economic and financial conditions, in a system of partnership and sharing of the generated wealth, encouraging all to achieve and surpass previously agreed results.

Embraer aims to maintain a competitive compensation for its management compared to the market in order to retain and attract management members that enable the achievement of its short-, medium- and long-term goals.

A significant portion of the short-term variable compensation depends directly on the achievement of actual targets by professionals, as detailed in item 13.1(c) of the Brazilian Annual Report (Formulário de Referência). The payment of the short-term variable compensation is also tied to the Company’s performance, assuming the achievement of the goals defined by the Board of Directors. Accordingly, compensation is linked to the retention of professionals and the achievement of positive results by the Company, which shows the alignment of interests.

f.       Existence of compensation supported by direct or indirect subsidiaries, controlled companies or controlling companies

Not applicable, as subsidiaries and controlled companies do not pay compensation to members of the management, the Board of Directors, the Board of Executive Officers or the Fiscal Council of Embraer.

g.       Existence of any compensation or benefit linked to the occurrence of a certain corporate event, such as the sale of issuer’s corporate control

There was no corporate event related to the sale of the issuer's corporate control.

h.       Practices and procedures adopted by the Board of Directors to determine the individual compensation of the members of the Board of Directors and Board of Executive Officers, indicating:1

i.	the bodies and committees that participate in the decision-making process, identifying how they participate.

The objective of the People and ESG Committee, in accordance with its internal regulations, is to advise the Board of Directors in the definition and approval of the Company’s compensation and human resources Policy, with regard to the compensation and benefits criteria, as well as the individual compensation of members of management.

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ii.	criteria and methods used to determine individual compensation, informing whether studies to verify market practices are used, and if so, the comparison criteria and scope of these studies.

The criteria and methods used to determine individual compensation are described in item 13.1(b) of the Brazilian Annual Report (Formulário de Referência).

iii.	the frequency and form of assessment used by the Board of Directors to evaluate the adequacy of the compensation policy of the issuer.

The Board of Directors assesses the compensation policy of the Company, on an annual basis, based on the recommendation of the People and ESG Committee, which recurrently includes this matter on the agenda of its meetings.

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13.2 Total compensation of members of the board of directors, statutory board of executive officers and fiscal council

Total compensation expected for the Current Fiscal Year - December 31, 2022 – Annual Amounts
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	13.0	4.0	4.0	21.00
Number of paid members	13.0	10.0	4.0	27.00
Fixed annual compensation
Salary or pro-labore	8,737,904.15	8,140,000.00	740,000.00	17,617,904.15
Direct and indirect benefits	7,144.64	581,910.34	-	589,054.98
Participation in committees	0.00	0.00	0.00	0.00
Other	0.00	0.00	0.00
Description of other fixed compensation
Variable compensation
Bonus	0.00	8,160,000.00	0.00	8,160,000.00
Profit sharing	0.00	0.00	0.00	0.00
Attendance at meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Other	0.00	0.00	0.00	0.00
Description of other variable compensation	0.00
Post-employment	0.00	3,264,110.45	0.00	3,264,110.45
Termination of office	0.00	0.00	0.00	0.00
Stock-based compensation	0.00	12,264,980.95	0.00	12,264,980.95
Notes	The number of members corresponds to the annual average assessed monthly. Amounts related to compensation for participation in advisory committees are not included.

The number of members corresponds to the annual average assessed monthly.

Stock-based compensation refers to the cost of grants for the Company related to the Long-term Incentives.

The amounts of share based compensation are calculated according to the CVM Ruling 650/10. Such amounts include provision for future payments and therefore do not reflect the amounts actually paid to the executives in each calendar year.

			The number of members corresponds to the annual average assessed monthly.
Total compensation[1]	8,745,048.80	32,411,001.74	740,000.00	41,896,050.54
1.	According to the guidelines of OFFICIAL NOTICE/ANNUAL – 2022 – CVM/SEP, in compliance with the understanding of CVM’s Board of Commissioners rendered in a meeting held on December 8.2020 (CVM Proceeding No. 19957.007457/2018-109), the employer's social security charges are not included in the amounts of global compensation subject to approval by the shareholders’ meeting and, therefore, in relation to the fiscal year ended December 31, 2020, the amounts reported in this item 13.2 of the Brazilian Annual Report (Formulário de Referência) are net. For more information, see item 13.16.
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Total compensation expected for the Current Fiscal Year - December 31, 2021 – Annual Amounts
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	11.92	4.00	4.00	19.92
Number of paid members	11.92	10.25	4.00	26.17
Fixed annual compensation
Salary or pro-labore	8,737,904.15	8,396,074.62	663,000.00	17,796,978.77
Direct and indirect benefits	6,804.42	578,796.10	0.00	585,600.52
Participation in committees	0.00	0.00	0.00	0.00
Other	0.00	0.00	0.00	0.00
Description of other fixed compensation
Variable compensation
Bonus	0.00	8,586,000.00	0.00	8,586,000.00
Profit sharing	0.00	0.00	0.00	0.00
Attendance at meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Other	0.00	0.00	0.00	0.00
Description of other variable compensation	0.00
Post-employment	0.00	2,968,264.34	0.00	2,968,264.34
Termination of office	0.00	0.00	0.00	0.00
Stock-based compensation	0.00	6,803,104.82	0.00	6,803,104.82
Notes	The number of members corresponds to the annual average assessed monthly. Amounts related to compensation for participation in advisory committees are not included.

The number of members corresponds to the annual average assessed monthly.

Stock-based compensation refers to the cost of grants for the Company related to the Long-term Incentives

The amounts of share based compensation are calculated according to the CVM Ruling 650/10. Such amounts include provision for future payments and therefore do not reflect the amounts actually paid to the executives in each calendar year.

			The number of members corresponds to the annual average assessed monthly.
Total compensation [1]	8,744,708.57	27,332,239.87	663,000.00	36,739,948.45
1.	According to the guidelines of OFFICIAL NOTICE/ANNUAL – 2022 – CVM/SEP, in compliance with the understanding of CVM’s Board of Commissioners rendered in a meeting held on December 8.2020 (CVM Proceeding No. 19957.007457/2018-109), the employer's social security charges are not included in the amounts of global compensation subject to approval by the shareholders’ meeting and, therefore, in relation to the fiscal year ended December 31, 2020, the amounts reported in this item 13.2 of the Brazilian Annual Report (Formulário de Referência) are net. For more information, see item 13.16.
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Total compensation for the Fiscal Year Ended December 31, 2020 – Annual Amounts
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	11.17	5.00	4.33	20.50
Number of paid members	11.17	12.00	4.33	27.50
Fixed annual compensation
Salary or pro-labore	7,574,521.00	8,145,885.00	700,138.00	16,420,545.00
Direct and indirect benefits	0.00	233,416.00	0.00	233,416.00
Participation in committees	2,366,880.00	0.00	0.00	2,366,880.00
Other(*)	0.00	0.00	0.00	0.00
Description of other fixed compensation
Variable compensation
Bonus	0.00	5,358,663.00	0.00	5,358,663.00
Profit sharing	0.00	0.00	0.00	0.00
Attendance at meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Other(*)		0.00	0.00	0.00
Description of other variable compensation	0.00
Post-employment	0.00	540.949,00	0,00	540.949,00
Termination of office	0.00	2,377,367.00	0.00	2,377,367.00
Stock-based compensation[1]	0.00	(6.886.656,00)	0,00	(6.886.656,00)
Notes

The number of members corresponds to the annual average assessed monthly.

Participation in committees refers to the fixed compensation of the members of the Board of Directors who are members of committees.

The number of members corresponds to the annual average assessed monthly.

Stock-based compensation refers to the cost of grants for the Company related to the Long-term Incentives.

The amounts of share based compensation are calculated according to the CVM Ruling 650/10. Such amounts include provision for future payments and therefore do not reflect the amounts actually paid to the executives in each calendar year.

			The number of members corresponds to the annual average assessed monthly.
Total compensation[2]	9,941,401.00	9,769,624.00	700,138.00	20,411,164.00
1.	The amount of stock-based compensation was reduced in the period due to the depreciation of the Company's shares, used in the measurement of virtual shares.
2.	According to the guidelines of OFFICIAL NOTICE/ANNUAL – 2022 – CVM/SEP, in compliance with the understanding of CVM’s Board of Commissioners rendered in a meeting held on December 8.2020 (CVM Proceeding No. 19957.007457/2018-109), the employer's social security charges are not included in the amounts of global compensation subject to approval by the shareholders’ meeting and, therefore, in relation to the fiscal year ended December 31, 2020, the amounts reported in this item 13.2 of the Brazilian Annual Report (Formulário de Referência) are net. For more information, see item 13.16.
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Total compensation for the Fiscal Year Ended December 31, 2019 – Annual Amounts
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	11.00	6.08	5.00	22.08
Number of paid members	11.00	10.42	5.00	26.42
Fixed annual compensation
Salary or pro-labore	8,125,054.00	10,356.764.00	813,532.00	19,295,350.00
Direct and indirect benefits	0.00	319,725.00	0.00	319,725.00
Participation in committees	2,926,250.00	0.00	0.00	2,926,250.00
Other(*)	2,210.261.00	4,606,105.00	162,706.00	6,979,072.00
Description of other fixed compensation
Variable compensation
Bonus	0.00	6,364,385.00	0.00	6,364,385.00
Profit sharing	0.00	0.00	0.00	0.00
Attendance at meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Other(*)	0.00	192,598.00	0,00	192,598.00
Description of other variable compensation
Post-employment	0.00	4,563,869.00	0.00	4,563,869.00
Termination of office	0.00	4,718,400.00	0.00	4,718,400.00
Stock-based compensation[1]	0.00	8,665,435.00	0.00	8,665,435.00
Notes

The number of members corresponds to the annual average assessed monthly.

Participation in committees refers to the fixed compensation of the members of the Board of Directors who are members of committees.

The number of members corresponds to the annual average assessed monthly.

Stock-based compensation refers to the cost of grants for the Company related to the Long-term Incentives.

The amounts of share based compensation are calculated according to the CVM Ruling 650/10. Such amounts include provision for future payments and therefore do not reflect the amounts actually paid to the executives in each calendar year.

			The number of members corresponds to the annual average assessed monthly.
Total compensation[2]	13,261,565.00	39,787,280.00	976,239.00	54,025,083.00

1. The amount in the “Other” field corresponds to social contributions paid by the Company as a result of compensation paid. In 2019, there was an increase in social security (INSS) contribution (27.2%) due to the end of the Payroll Tax Exclusion.

2. In 2019, there was a change in the allocation of stock-based compensation expenses to the Post-employment benefit line, referring to the right to grant Virtual Shares of retired statutory directors, as per the right described in Item 13.4 of this Brazilian Annual Report (Formulário de Referência). For the fiscal year ended December 31, 2019, the total accounting expense related to stock-based Compensation is presented in a single line in Note 15.3 of the Financial Statements.

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13.3 - Variable compensation of the board of directors, statutory board of executive officers and fiscal council

Variable compensation planned for the current fiscal year – December 31, 2022 (R$ thousand)
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	13.00	4.00	4.00	21.00
Number of paid members	0.00	4.00	0.00	4.00
Bonus
Minimum amount set forth in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount set forth in the compensation plan	0.00	8,160.00	0.00	8,160.00
Amount set forth in the compensation plan, if targets are achieved	0,00	8,160.00	0,00	8,160.00
Profit sharing
Minimum amount set forth in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount set forth in the compensation plan	0.00	0.00	0.00	0.00
Amount effectively recognized in the result of the fiscal year	0.00	0.00	0.00	0.00

Variable compensation - fiscal year ended on December 31, 2021 (R$ thousand)
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	11.92	4.00	4.00	19.92
Number of paid members	0.00	4.00	0.00	4.00
Bonus
Minimum amount set forth in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount set forth in the compensation plan	0.00	9,540.00	0.00	9,540.00
Amount set forth in the compensation plan, if targets are achieved	0.00	9,540.00	0.00	9,540.00
Amount effectively recognized in the result of the fiscal year	0.00	8,586.00	0.00	8,586.00
Profit sharing

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Minimum amount set forth in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount set forth in the compensation plan	0.00	0.00	0.00	0.00
Amount effectively recognized in the result of the fiscal year	0.00	0.00	0.00	0.00
Variable compensation - fiscal year ended on December 31, 2020 (R$ thousand)
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	11.17	5.00	4.33	20.50
Number of paid members	0.00	5.00	0.00	5.00
Bonus
Minimum amount set forth in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount set forth in the compensation plan(1)	0.00	10,815.00	0.00	10,815.00
Amount set forth in the compensation plan, if targets are achieved	0.00	10,815.00	0.00	10,815.00
Amount effectively recognized in the result of the fiscal year	0.00	5,359.00	0.00	5,359.00
Profit sharing
Minimum amount set forth in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount set forth in the compensation plan	0.00	0.00	0.00	0.00
Amount effectively recognized in the result of the fiscal year	0.00	0.00	0.00	0.00

(1)	The amount set forth for 2020 informed in the previous Brazilian Annual Report (R$13,503.00 thousand) was revised throughout the year to R$10,815.00 thousand, primarily due to the effects of the Covid-19 pandemic and the end of the partnership with Boeing on the Company's financial results.

Variable compensation - fiscal year ended on December 31, 2019 (R$ thousand)
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	11.00	6.08	5.00	22.08
Number of paid members	0.00	6.08	0.00	6.08
Bonus
Minimum amount set forth in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount set forth in the compensation plan	0.00	12,605.00	0.00	12,605.00
Amount set forth in the compensation plan, if targets are achieved	0.00	12,605.00	0.00	12,605.00
Amount effectively recognized in the result of the fiscal year	0.00	6,364.385	0.00	6,364.385
Profit sharing
Minimum amount set forth in the compensation plan	0.00	0.00	0.00	0.00

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Maximum amount set forth in the compensation plan	0.00	0.00	0.00	0.00
Amount effectively recognized in the result of the fiscal year	0.00	0.00	0.00	0.00
Amount set forth in the compensation plan, if targets are achieved	0.00	0.00	0.00	0.00

13.4 - Stock-based compensation plan for the board of directors and statutory board of executive officers

The Company currently has a stock-based compensation plan in place, the “Long-Term Incentive Plan for Embraer Executives”, approved on March 18, 2021, by the Company's Board of Directors (the “ILP”). The Company's Bylaws sets forth that the board of directors may make extraordinary grants.

Until March 2020, the Company had the “Stock Option Program of Embraer S.A. for Statutory Executive Officers and Employees”, approved on April 19, 2010 (the “Program”).

Long-Term Incentive Plan for Embraer Executives (ILP)

a.       General terms and conditions

The Company's officers and employees, and the officers (or equivalents) and employees of its subsidiaries are eligible to participate in the ILP. The ILP is managed by the Board of Directors, duly advised by its People and Governance Committee in all its stages.

The ILP values established for the participants shall be converted into “Virtual Shares”, based on the average price (weighted by the trading volume) of the shares issued by the Company on B3 (“EMBR3”) in the last 30 trading days immediately prior to the 10th day preceding the date on which the Board of Directors determined the respective amounts (“Grant Date”).

The Virtual Shares attributed to each Participant shall be divided into 2 classes, 50% in the form of "Virtual Restricted Shares" and 50% in the form of "Virtual Performance Shares".

The other terms and conditions of the Program are described in the items below.

b.       Main objectives of the plan

The main objective of this plan is to retain and attract highly qualified personnel to the Company and its direct and indirect subsidiaries (“Subsidiaries”).

c.       How the plan contributes to these objectives

The ILP allows executives who effectively contribute to the best performance of the Company and the appreciation of Company’s securities to share the profits derived from their contribution.

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d.       How the plan fits in the compensation policy of the issuer

The ILP fits in the Company's compensation policy as a potential long-term incentive.

e.       How the plan aligns the interests of management with the interests of the company in the short-, medium- and long-term

The ILP integrates the Company’s long-term compensation element, as the incentive is paid within a 3-year period. Moreover, the Participants shall only vest in the ILP if the conditions precedent set forth in item “j” below are met, which conditions involve the achievement of the Company's long-term goals. Another element that aligns long-term interests is linking the ILP amounts to the market value of the Company's shares, as the amount to be paid is obtained upon the conversion of the Virtual Shares into the domestic currency (R$), based on the average price (weighted by the trading volume) of the EMBR3 shares in the last ten trading days prior to the 15th day of the anniversary months described in item “j” below.

f.       Maximum number of shares covered

Not applicable, as the ILP does not provide for the effective delivery of the Company's shares to the participants.

g.       Maximum number of options to be granted

Not applicable. There is no granting of stock options under the ILP.

h.       Vesting Conditions

Not applicable. Once assessed, the amount payable to executives under the ILP is paid in cash.

i.       Criteria to determine the purchase or exercise price

Not applicable.

j.       Criteria to determine the exercise period

Virtual Restricted Shares: the Participant shall be entitled to receive the total amount corresponding to the Virtual Restricted Shares after the third anniversary of the Grant Date.

Virtual Performance Actions: the Participant shall be entitled to receive the amount corresponding to a certain percentage of his or her Virtual Performance Shares after the third anniversary of the Grant Date, subject to the achievement of the corporate performance targets set forth by the Company, which are annually reviewed by the Board of Executive Officers and approved by the Board of Directors. The percentage of achievement of targets may vary from 75% to 125%, and the number of Virtual Shares of the Participant is prorated according to these percentages. If the achievement of targets is below 75% in the assessment period, the Participant is not entitled to any payment regarding the granted Virtual Performance Shares.

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The maximum payment term of this benefit is consistent with the long-term objectives mentioned in items “b” and “c” above.

k.       Form of settlement

The ILP shall be settled in cash.

l.       Restrictions on the transfer of shares

Not applicable, as the ILP does not provide for the effective delivery of the shares, but rather a cash payment linked to the appreciation of the shares of the Company, operating as a basis for a certain number of Virtual Shares attributed to ILP participants.

m.       Criteria and events that, having occurred, cause the suspension, change or termination of the plan

In the event of dissolution and liquidation of the Company, the ILP and the rights granted thereunder not yet exercised shall be automatically terminated.

n.       Effects of termination of office of members of management bodies of the company on their rights set forth in the stock-based compensation plan

In the event of termination of office due to death or permanent disability of the participant, subject to a different resolution by the Board of Directors, all Virtual Restricted Shares attributed to him or her shall be converted based on the average price (weighted by the trading volume) of the EMBR3 shares in the last ten trading days prior to the date of the relevant termination, and payment shall be made together with the payment of the other applicable severance pay. With regards to the Virtual Performance Shares, the Participant shall be entitled to receive a pro rata amount, based on the period of employment calculated from the Grant Date until termination, and all other conditions set forth in the ILP shall be maintained.

In the event of death, payment shall be made to the successors of the Participant, pursuant to the law.

In the event of termination by decision of the Participant, the Participant shall not be entitled to any ILP payments, unless otherwise decided by the Board of Directors.

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13.5 - Stock-based compensation of the board of directors and statutory board of executive officers

Grants recognized in the result of the three (3) last fiscal years and the current fiscal year (Stock Option Plan of Embraer S.A. for Statutory Executive Officers and Employees)

The last grant under the Stock Option Plan of Embraer S.A. for Statutory Executive Officers and Employees was carried out on March 20, 2013.

The stock-based compensation for the fiscal year ended on December 31, 2021 and scheduled for the current fiscal year to end on December 31, 2022 is not applicable, since the last grant mentioned above expired on March 20, 2020.

Stock-based compensation - (Stock Option Plan of Embraer S.A. for Statutory Officers and Employees) Fiscal year - 2020	Board of Directors	Statutory Board of Executive Officers
Total number of members(1)	11.17	5.0
Number of paid members(2)	-	-
Weighted average exercise price:
(a) of outstanding options at the beginning of the fiscal year	N/A	N/A
(b) of options lost during the fiscal year	N/A	N/A
(c) of options exercised during the fiscal year	N/A	N/A
(d) of options expired during the fiscal year	N/A	N/A
Potential dilution in case of exercise of all granted options	N/A	N/A

(1) The total number of members corresponds to the average annual number of members of the relevant management body assessed monthly in accordance with item 13.2.

(2) Corresponds to the number of statutory executive officers participating in the Stock Option Plan of Embraer S.A. for Statutory Officers and Employees, pursuant to the 2022 CVM/SEP Annual Official Letter.

Stock-based compensation - (Stock Option Plan of Embraer S.A. for Statutory Officers and Employees) Fiscal year - 2019	Board of Directors	Statutory Board of Executive Officers
Total number of members(1)	11.00	6.08
Number of paid members(2)	-	1.00
Weighted average exercise price:
(a) of outstanding options at the beginning of the fiscal year	N/A	R$15.71
(b) of options lost during the fiscal year	N/A	N/A
(c) of options exercised during the fiscal year	N/A	R$15.71
(d) of options expired during the fiscal year	N/A	N/A
Potential dilution in case of exercise of all granted options	N/A	0.2%

(1) The total number of members corresponds to the average annual number of members of the relevant management body assessed monthly in accordance with item 13.2.

(2) Corresponds to the number of statutory executive officers participating in the Stock Option Plan of Embraer S.A. for Statutory Officers and Employees, pursuant to the 2022 CVM/SEP Annual Official Letter.

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Stock-based compensation – (Long-Term Incentive Plan for Executives of Embraer) Expected for the Fiscal Year - 2022	Board of Directors	Statutory Board of Executive Officers
Grant of shares
Total number of members(1)	13.00	4.00
Number of paid members(2)	-	12th Grant: 4.00
Grant date	N/A	12th Grant: Mar. 11,, 2022
Number of shares granted	N/A	12th Grant: 425,922 of which 212,961 are virtual restricted shares and 212,961 are virtual performance shares
Vesting period	N/A	Virtual restricted shares: 100% as of March 11, 2025 Virtual performance shares: 100% as of March 11, 2025
Maximum exercise period	N/A	N/A
Restriction period for the transfer of shares	N/A	N/A
Fair value of the share on the grant date	N/A	N/A

(1) The total number of members corresponds to the average annual number of members of the relevant management body assessed monthly in accordance with item 13.2.

(2) Corresponds to the number of statutory executive officers, as applicable, to whom stock-based compensation will be attributed and recognized in the results of the company in the fiscal year, pursuant to the 2022 CVM/SEP Annual Official Letter.

Stock-based compensation – (Long-Term Incentive Plan for Executives of Embraer) Fiscal Year - 2021	Board of Directors	Statutory Board of Executive Officers
Grant of shares
Total number of members (1)	11.92	4.00
Number of paid members (2)	-	11th Grant: 4.00
Grant date	N/A	11th Grant: Mar. 18, 2021
Number of shares granted	N/A	11th Grant: 525,899 of which 262,950 are virtual restricted shares and 262,950 are virtual performance shares
Vesting period	N/A	Virtual restricted shares: 100% as of March 18, 2024 Virtual performance shares: 100% as of March 18, 2024
Maximum exercise period	N/A	N/A
Restriction period for the transfer of shares	N/A	N/A
Fair value of the share on the grant date	N/A	N/A

(1) The total number of members corresponds to the average annual number of members of the relevant management body assessed monthly in accordance with item 13.2.

(2) Corresponds to the number of statutory executive officers, as applicable, to whom stock-based compensation will be attributed and recognized in the results of the company in the fiscal year, pursuant to the 2022 CVM/SEP Annual Official Letter

93

Stock-based compensation – (Long-Term Incentive Plan for Executives of Embraer)

Stock-based compensation – (Long-Term Incentive Plan for Executives of Embraer) Fiscal Year - 2020	Board of Directors	Statutory Board of Executive Officers
Grant of shares
Total number of members (1)	11.07	5.00
Number of paid members (2)	-	10th Grant: 4.00
Grant date	N/A	10th Grant: Nov. 13, 2020
Number of shares granted	N/A	10th Grant: 560,000 virtual restricted shares
Vesting period	N/A	Virtual restricted shares: 100% as of Nov. 13, 2023
Maximum exercise period	N/A	N/A
Restriction period for the transfer of shares	N/A	N/A
Fair value of the share on the grant date	N/A	N/A

(1) The total number of members corresponds to the average annual number of members of the relevant management body assessed monthly in accordance with item 13.2.

(2) Corresponds to the number of statutory executive officers, as applicable, to whom stock-based compensation will be attributed and recognized in the results of the company in the fiscal year, pursuant to the 2022 CVM/SEP Annual Official Letter.

94

Stock-based compensation – (Long-Term Incentive Plan for Executives of Embraer) Fiscal Year - 2020	Board of Directors	Statutory Board of Executive Officers
Grant of shares
Total number of members(1)	11.07	5.00
Number of paid members(2)	-	9th Grant: 6.00
Grant date	N/A	9th Grant: Mar. 24, 2020
Number of shares granted	N/A	9th Grant: 456,632 of which 228,316 are virtual restricted shares and 228,316 are virtual performance shares
Vesting period	N/A	Virtual restricted shares: • 33% as of March 24, 2023 • 33% as of March 24, 2024 • 34% as of March 24, 2025 Virtual performance shares: 100% as of Mar. 24, 2023
Maximum exercise period	N/A	N/A
Restriction period for the transfer of shares	N/A	N/A
Fair value of the share on the grant date	N/A	N/A

(1) The total number of members corresponds to the average annual number of members of the relevant management body assessed monthly in accordance with item 13.2.

(2) Corresponds to the number of statutory executive officers, as applicable, to whom stock-based compensation will be attributed and recognized in the results of the company in the fiscal year, pursuant to the 2022 CVM/SEP Annual Official Letter.

95

Stock-based compensation – (Long-Term Incentive Plan for Executives of Embraer) Fiscal Year - 2019	Board of Directors	Statutory Board of Executive Officers
Grant of shares
Total number of members(1)	11.00	6.08
Number of paid members(2)	-	8th Grant: 5.00
Grant date	N/A	8th Grant: Mar. 12, 2019
Number of shares granted	N/A	8th Grant: 338,856, of which 169,428 are virtual restricted shares and 169,428 are virtual performance shares.
Vesting period	N/A	Virtual restricted shares: • 33% as of March 12, 2022 • 33% as of March 12, 2023 • 34% as of March 12, 2024 Virtual performance shares: 100% as of March 12, 2022
Maximum exercise period	N/A	N/A
Restriction period for the transfer of shares	N/A	N/A
Fair value of the share on the grant date	N/A	N/A

(1) The total number of members corresponds to the average annual number of members of the relevant management body assessed monthly in accordance with item 13.2.

(2) Corresponds to the number of statutory executive officers, as applicable, to whom stock-based compensation will be attributed and recognized in the results of the company in the fiscal year, pursuant to the 2022 CVM/SEP Annual Official Letter.

96

13.6 - Information about outstanding options held by the members of the board of directors and statutory board of executive officers

There were no outstanding options for management at the end of the fiscal years ended on Dec. 31, 2021, Dec. 31, 2020 and Dec. 31, 2019. It is important to mention that the last grant of Stock Option Plan of Embraer S.A. for Statutory Officers and Employees expired on Mar. 20, 2020 and, therefore, there are no outstanding options in the current fiscal year ending on Dec. 31, 2022.

97

13.7 - Exercised options and delivered shares related to the stock-based compensation of the board of directors and statutory board of executive officers, in the last three fiscal years

According to the CVM’s guidelines, the tables below set forth information regarding the Program, which involves the Grant of Stock Options, expired in 2020, and our ILP Program (or Virtual Shares). However, we clarify again that our ILP does not involve the effective delivery of shares, but rather a cash payment linked to the appreciation of the shares of the Company, operating as a basis for a certain number of Virtual Shares attributed to ILP participants. Accordingly, we include in the tables below the number of Virtual Shares actually attributed to participants in each fiscal year and the market value of these shares used to make payments to participants, which is calculated based on the average price (weighted by the trading volume) of EMBR3 shares in the last ten trading days prior to the 15th day of the anniversary months of payment of the incentive.

In 2021, the Company paid the total of Virtual Performance Shares of the 2018 grant. Payments related to the third portion were also made, i.e, 34% of the total Restricted Shares granted in 2016, completing the payment of this grant. The 33% related to the second portion of the total Restricted Shares granted in 2017, and the 33% related to the first portion of the total Restricted Shares granted in 2018, were also paid.

In 2020, the Company paid the total of Virtual Performance Shares of the 2015, 2016 and 2017 grants. Moreover, the Company made payments related to the third portion, i.e., 34% of the total Restricted Shares granted in 2015, completing the payment of this grant. In 2020, 33% related to the second portion of the total Restricted Shares granted in March, June and August 2016, and 33% related to the first portion of the total Restricted Shares granted in 2017, were paid.

In 2019, the Company made payments related to the third portion, i.e., 34% of the total Restricted Shares granted in 2014, completing the payment of this grant. Also in 2019, 33% related to the second portion of the total Restricted Shares granted in 2015, and 33% related to the first portion of the total Restricted Shares granted in 2016, were paid.

Stock-based compensation – fiscal year ended December 31, 2021

Body	Board of Directors	Statutory Board of Executive Officers
Long-Term Incentive Plan (ILP)		Granted on Mar. 10, 2016
Total number of members (1)	11.92	4.0
Number of Paid Members	-	4.0
Delivered Shares
Number of shares delivered (Virtual Shares/Restricted Shares)	N/A	37,490
Number of shares delivered (Virtual Shares/ Performance Shares)	N/A	-
Weighted average purchase price (Reference value, according to the preamble of this item)	N/A	R$ 12.96
Difference between the purchase price and the market value of purchased shares	N/A	N/A
98

Long-Term Incentive Plan (ILP)		Granted on Jun. 9 2016
Total number of members (1)	11.92	4.0
Number of Paid Members	-	1.0
Delivered Shares
Number of shares delivered (Virtual Shares/Restricted Shares)	N/A	4,212
Number of shares delivered (Virtual Shares/ Performance Shares)	N/A	-
Weighted average purchase price (Reference value, according to the preamble of this item)	N/A	R$ 19.34
Difference between the purchase price and the market value of purchased shares	N/A	N/A
Long-Term Incentive Plan (ILP)		Granted on Aug. 25, 2016
Total number of members(1)	11.92	4.0
Number of Paid Members(2)	-	1.0
Delivered Shares
Number of shares delivered (Virtual Shares/Restricted Shares)	N/A	12,066
Number of shares delivered (Virtual Shares/ Performance Shares)		-
Weighted average purchase price (Reference value, according to the preamble of this item)	N/A	R$ 19.47
Difference between the purchase price and the market value of purchased shares	N/A	N/A
Long-Term Incentive Plan (ILP)		Granted on Aug. 24, 2017
Total number of members(1)	11.92	4.0
Number of Paid Members(2)	-	6.0
Delivered Shares
Number of shares delivered (Virtual Shares/Restricted Shares)	N/A	85,889
Number of shares delivered (Virtual Shares/ Performance Shares)		-
Weighted average purchase price (Reference value, according to the preamble of this item)	N/A	R$ 19.47
Difference between the purchase price and the market value of purchased shares	N/A	N/A
Long-Term Incentive Plan (ILP)		Granted on Apr. 12, /2018
Total number of members (1)	11.92	4.0
Number of Paid Members	-	7.0
Delivered Shares
Number of shares delivered (Virtual Shares/Restricted Shares)	N/A	68,064
Number of shares delivered (Virtual Shares/ Performance Shares)	N/A	206,254
Weighted average purchase price (Reference value, according to the preamble of this item)	N/A	R$ 15.30
Difference between the purchase price and the market value of purchased shares	N/A	N/A

(1) The total number of members corresponds to the average annual number of members of the relevant management body assessed monthly in accordance with item 13.2.

(2) Corresponds to the number of statutory executive officers participating in the ILP Grant or Stock Option Program, pursuant to the 2022 CVM/SEP Annual Official Letter.

99

Stock-based compensation – fiscal year ended December 31, 2020

Body	Board of Directors	Statutory Board of Executive Officers
Stock Options Plan		Granted on Mar. 20, 2013
Total number of members(1)	11.17	5.0
Number of Paid Members(2)	-	-
Exercised Options
Number of shares	N/A	-
Weighted average exercise price	N/A	-
Difference between the exercise price and the market value of the shares tied to the exercised options	N/A	N/A
Long-Term Incentive Plan (ILP)		Granted on Mar. 3, 2015
Total number of members(1)	11.17	5.0
Number of Paid Members	-	4.0
Delivered Shares
Number of shares delivered (Virtual Shares/Restricted Shares)	N/A	43,231
Number of shares delivered (Virtual Shares/ Performance Shares)	N/A	109,078
Weighted average purchase price (Reference value, according to the preamble of this item)	N/A	R$ 14.91
Difference between the purchase price and the market value of the shares purchased shares	N/A	N/A
Long-Term Incentive Plan (ILP)		Granted on Mar. 10, 2016
Total number of members(1)	11.17	5.0
Number of Paid Members	-	4.0
Delivered Shares
Number of shares delivered (Virtual Shares/Restricted Shares)	N/A	36,388
Number of shares delivered (Virtual Shares/ Performance Shares)	N/A	94,636
Weighted average purchase price (Reference value, according to the preamble of this item)	N/A	R$ 14.91
Difference between the purchase price and the market value of the purchased shares	N/A	N/A

(1) The total number of members corresponds to the average annual number of members of the relevant management body assessed monthly in accordance with item 13.2.

(2) Corresponds to the number of statutory executive officers participating in the ILP Grant or Stock Option Program, pursuant to the 2022 CVM/SEP Annual Official Letter

Stock-based compensation – fiscal year ended December 31, 2020

Body	Board of Directors	Statutory Board of Executive Officers
Long-Term Incentive Plan (ILP)		Granted on Jun. 09, 2016
Total number of members(1)	11.17	5.0
Number of Paid Members	-	2.0
Delivered Shares
Number of shares delivered (Virtual Shares/Restricted Shares)	N/A	8,176
Number of shares delivered (Virtual Shares/ Performance Shares)	N/A	24,776
100

Weighted average purchase price (Reference value, according to the preamble of this item)	N/A	R$ 8.44
Difference between the purchase price and the market value of purchased shares	N/A	N/A
Long-Term Incentive Plan (ILP)		Granted on Aug. 25, 2016
Total number of members(1)	11.17	5.0
Number of Paid Members(2)	-	1.0
Delivered Shares
Number of shares delivered (Virtual Shares/Restricted Shares)	N/A	11,711
Number of shares delivered (Virtual Shares/ Performance Shares)		23,290
Weighted average purchase price (Reference value, according to the preamble of this item)	N/A	R$ 7.73
Difference between the purchase price and the market value of purchased shares	N/A	N/A
Long-Term Incentive Plan (ILP)		Granted on Aug. 24, 2017
Total number of members(1)	11.17	5.0
Number of Paid Members(2)	-	7.0
Delivered Shares
Number of shares delivered (Virtual Shares/Restricted Shares)	N/A	106,748
Number of shares delivered (Virtual Shares/ Performance Shares)		265,647
Weighted average purchase price (Reference value, according to the preamble of this item)	N/A	R$ 7.73
Difference between the purchase price and the market value of purchased shares	N/A	N/A

(1) The total number of members corresponds to the average annual number of members of the relevant management body assessed monthly in accordance with item 13.2.

(2) Corresponds to the number of statutory executive officers participating in the ILP Grant or Stock Option Program, pursuant to the 2022 CVM/SEP Annual Official Letter

Stock-based compensation – fiscal year ended December 31, 2019

Body	Board of Directors	Statutory Board of Executive Officers
Stock Options Plan		Granted on Mar. 20, 2013
Total number of members(1)	11	6.08
Number of Paid Members(2)	-	1.0
Exercised Options
Number of shares	N/A	87,380
Weighted average exercise price	N/A	R$ 15.71
Difference between the exercise price and the market value of the shares tied to the exercised options	N/A	R$ 430,996.20
Long-Term Incentive Plan (ILP)		Granted on Feb. 25, 2014
Total number of members(1)	11	6.08
Number of Paid Members	-	5.0
Delivered Shares
Number of shares delivered (Virtual Shares/Restricted Shares)	N/A	65,552
Weighted average purchase price (Reference value, according to the preamble of this item)	N/A	R$ 18.98
Difference between the purchase price and the market value of the shares purchased shares	N/A	N/A
101

Long-Term Incentive Plan (ILP)		Granted on Mar. 3, 2015
Total number of members(1)	11	6.08
Number of Paid Members	-	4.0
Delivered Shares
Number of shares delivered (Virtual Shares/Restricted Shares)	N/A	41,960
Weighted average purchase price (Reference value, according to the preamble of this item)	N/A	R$ 19.03
Difference between the purchase price and the market value of the shares purchased shares	N/A	N/A
Long-Term Incentive Plan (ILP)		Granted on Mar. 10, 2016
Total number of members(1)	11	6.08
Number of Paid Members	-	4.0
Delivered Shares
Number of shares delivered (Virtual Shares/Restricted Shares)	N/A	36,388
Weighted average purchase price (Reference value, according to the preamble of this item)	N/A	R$ 19.03
Difference between the purchase price and the market value of the shares purchased shares	N/A	N/A

(1) The total number of members corresponds to the average annual number of members of the relevant management body assessed monthly in accordance with item 13.2.

(2) Corresponds to the number of statutory executive officers participating in the ILP Grant or Stock Option Program, pursuant to the 2022 CVM/SEP Annual Official Letter,

Stock-based compensation – fiscal year ended December 31, 2019

Body	Board of Directors	Statutory Board of Executive Officers
Long-Term Incentive Plan (ILP)		Granted on Jun. 09, 2016
Total number of members(1)	11	6.08
Number of Paid Members	-	2.0
Delivered Shares
Number of shares delivered (Virtual Shares/Restricted Shares)	N/A	8,176
Weighted average purchase price (Reference value, according to the preamble of this item)	N/A	R$ 18.68
Difference between the purchase price and the market value of the shares purchased shares	N/A	N/A
Long-Term Incentive Plan (ILP)		Granted on Aug. 25, 2016
Total number of members(1)	11	6.08
Number of Paid Members(2)	-	1.0
Delivered Shares
Number of shares delivered (Virtual Shares/Restricted Shares)	N/A	11,711
Weighted average purchase price (Reference value, according to the preamble of this item)	N/A	R$ 19.21
Difference between the purchase price and the market value of the shares purchased shares	N/A	N/A

(1) The total number of members corresponds to the average annual number of members of the relevant management body assessed monthly in accordance with item 13.2.

(2) Corresponds to the number of statutory executive officers participating in the ILP Grant or Stock Option Program, pursuant to the 2022 CVM/SEP Annual Official Letter.

102

13.8 - Information required to understand the data disclosed in items 13.5 a 13.7 - Pricing method of the shares and options

a.       Pricing model

b.       Data and assumptions used in the pricing model, including weighted average price of the shares, exercise price, expected volatility, life span of the option, expected dividends, and risk-free interest rate

c.       Method and assumptions used to incorporate the effects of early exercise

d.       Form of determination of the expected volatility

e.       Any other characteristic of the option incorporated into the measurement of its fair value

Under the Stock Option Program of Embraer S.A. for Statutory Executive Officers, the exercise price of each stock option is determined on the grant date of the stock option by the weighted average of the price of the shares in the last 60 trading days, which may be adjusted by up to 30% to cancel any speculative movements. The participant shall have a maximum period of five years to exercise the stock option regarding the grants made on April 30, 2010 and January 18, 2011. On January 10, 2012, the Shareholders’ Meeting approved the change in the exercise period of the options to purchase shares to up to seven years from the Grant Date. According to this change, the participant now has a maximum period of seven years to exercise the stock option regarding the grants made on January 23, 2012 and March 20, 2013.

The fair value attributed to the stock options was determined based on the Black & Scholes pricing model. This model takes into account the value of the asset, the exercise price, time until exercise, probability of option to purchase shares being exercised, historical volatility based on the daily closing prices of shares in the last 60 trading days and the weighted interest rate for the period of each lot based on the Brazil interbank deposit rate (DI) published by B3 - Brasil, Bolsa, Balcão. It is noteworthy that the time until exercise was measured in accordance with management decision and takes into account the end of the grace period as a calculation basis; in other words, the stock options are calculated for exercise periods of three, four and five years. The adoption of this assumption has taken into account the understanding of management that the exercise of the option to purchase shares shall occur at the end of each grace period due to the high liquidity and high expected gain for each share.

103

Data and Assumptions	2010 Grant -
Grant Date	April 30, 2010
Exercise Price (R$)	R$10.19
Expected Volatility (year)	31.72%
Life spam of the stock option (last vesting)	April 30, 2015
Expected Dividends (Payout)	2.10%
Risk-free Interest Rate (per year, 252 business days)	12.45%
Data and Assumptions	2011 Grant -
Grant Date	January 18, 2011
Exercise Price (R$)	R$12.05
Expected Volatility (year)	31.19%
Life spam of the stock option (last vesting)	January 18, 2016
Expected Dividends (Payout)	2.70%
Risk-free Interest Rate (per year, 252 business days)	12.33%
Data and Assumptions	Complement to 2011 Grant
Grant Date	March 16, 2011
Exercise Price (R$)	R$12.89
Expected Volatility (year)	29.60%
Life spam of the stock option (last vesting)	March 16, 2016
Expected Dividends (Payout)	2.70%
Risk-free Interest Rate (per year, 252 business days)	12.44%
Data and Assumptions	2012 Grant -
Grant Date	January 23, 2012
Exercise Price (R$)	R$11.50
Expected Volatility (year)	37.03%
Life spam of the stock option (last vesting)	January 23, 2019
Expected Dividends (Payout)	2.00%
Risk-free Interest Rate (per year, 252 business days)	10.93%
Data and Assumptions	2013 Grant -
Grant Date	March 20, 2013
Exercise Price (R$)	R$15.71
Expected Volatility (year)	30.11%
Life spam of the stock option (last vesting)	March 20, 2020
Expected Dividends (Payout)	1.62%
Risk-free Interest Rate (per year, 252 business days)	9.33%

104

13.9 - Shares, membership interests and other convertible securities held by members of management and the fiscal council – per body

As of December 31, 2021, the members of Embraer's Board of Directors held 560,000 bonds and 44,600 common shares of Embraer S.A. and the members of the Fiscal Council held one common share of Embraer S.A. The Statutory Board of Executive Officers did not hold any securities of Embraer S.A. None of the members of management held quotas or other securities convertible into shares of the Company’s subsidiaries.

105

13.10 - Information about the retirement plans granted to the members of the board of directors and statutory executive officers

The retirement plan granted by the Company does not cover the Company’s Board of Directors. We set forth below the information related to the Company’s Statutory Executive Officers.

Body	Statutory Board of Executive Officers.
Number of members	i- four officers, all participants of the Retirement Plan.
Number of paid members	ii- four officers, all participants of the Retirement Plan.
Name of the plan	iii- Embraer Prev. Complementary Retirement Plan (Plano de Aposentadoria Complementar Embraer Prev.)
Number of members of management who meet the conditions to retire	iv- No member is eligible for retirement on December 31, 2021.
Condition for scheduled retirement

v-   55 years of age;

vi-  120 monthly contributions;

vii- Termination of the employment relationship;

viii-    Formal request to the Entity.

or,

i-     60 years of age;

ii-    60 monthly contributions;

iii-   Termination of the employment relationship;

iv-  Formal request to the Entity.

Important notes:

1) In the case of founding Participants, the grace period referred to in item “ii” above shall be 60 monthly contributions.

2) In the case of non-founding Participants who are at least 60 years of age, the grace period referred to in item “ii” above shall be reduced to 60 monthly contributions, entitling them to an Early Retirement Monthly Income.

3) Founding Participants are the employees who were linked to the Sponsor on December 31, 1998 and enrolled in the Complementary Retirement Plan within 60 days from the beginning of its effectiveness, provided that they maintain such link on the date of enrollment in the Retirement Plan.

Adjusted accumulated amount of regular contributions accumulated in the retirement plan until the closing of the last fiscal year, excluding the installment related to the contributions directly made by members of management

ix-  Employer’s Reserve of Total Savings linked to the five Statutory Executive Officers who are members of the Embraer Prev Plan, related to retirement plan contributions made by the Embraer S.A. Sponsor, duly adjusted by the profitability of the Plan, as of December 31, 2021: R$ 3,092,782.94.

x-   We emphasize that the above amount is net of the Administrative Contribution of the Plan.

106

Total amount of accumulated regular contributions made during the last fiscal year, excluding the installment related to the contributions directly made by members of management

Contributions of the Embraer S.A. Sponsor, reverted to the four Statutory Executive Officers who are members of the Embraer Prev Plan, related to the 2021 fiscal year: R$ 516,511.24.

Administrative contributions to fund the Plan were set at 0% for the 2021 fiscal year.

Possibility of early redemption and conditions

Redemption may be made by the Participants of the Plan who terminate their employment contract with the Company, calculated as follows: 100% of the balance of contributions of the Participant and the % of the balance of the accounts of the Company, based on uninterrupted time of employment, always taking into account the last employment relationship period, and such balances adjusted by the profitability of the Plan, as set forth below:

-  Up to 3 years: 0%;

-  From 03 years and 1 day to 5 years: 15%;

-  From 05 years and 1 day to 9 years: 25%;

-  From 09 years and 1 day to 12 years: 35%;

-  From 12 years and 1 day to 15 years: 45%;

-  From 15 years and 1 day to 20 years: 65%;

-  Above 20 years: 75%.

Important notes:

1)  Participants who already meet the time requirement to retire, and before requesting the benefit, may choose to redeem their total balance, provided that their employment contracts are terminated and they choose to cancel their enrollment in the Plan.

2)   Withdrawals may be made in cash up to 25% of the total balance, upon formal request of the benefit to Embraer Prev Plan, and conversion of the remaining balance into benefits calculated monthly varying from 0% to 2% of the remaining balance or for a minimum period of five years and a maximum period of 30 years.

3)   Redemption is ensured in the form of a lump sum payment or, at the discretion of the Participant, in up to twelve monthly and consecutive installments.

107

13.11 - Maximum, minimum and average individual management compensation

Annual amounts

	Board of Directors			Statutory Board of Executive Officers			Fiscal Council
	Dec. 31, 2021	Dec. 31, 2020	Dec. 31, 2019	Dec. 31, 2021	Dec. 31, 2020	Dec. 31, 2019	Dec. 31, 2021	Dec. 31, 2020	Dec. 31, 2019
Number of members	11.92	11.17	11.00	4.00	5.00	6.08	4.00	4.33	5.00
Number of paid members	11.92	11.17	11.00	10.25	12.00	10.42	4.00	4.33	5.00
Amount of the highest compensation (R$)	2,051,187.60	1,918,125.00	2,455,200.00	10,123,194	4,102,107.00	6,715,947.00	180,000	178,000.00	216,000.00
Amount of the lowest compensation (R$)	316,641.48	296,841.00	379,970.00	3,226,947.00	1,535,010.00	2,004,312.00	161,000	157,233.38	187,839.00
Average amount (R$)	733,616.49	890,274.31	1,205,596.82	2,666,560	814,135.37	3,818,357.01	165,750	161,570.38	195,247.80

Note:

Board of Directors
Dec. 31, 2021	The member with the highest compensation served the Company for 12 months. The amount of the lowest compensation was calculated excluding members who held their offices for less than 12 months.
Dec. 31, 2020	The member with the highest compensation served the Company for 12 months. The amount of the lowest compensation was calculated excluding members who held their offices for less than 12 months.
Dec. 31, 2019	The member with the highest compensation served the Company for 12 months. The amount of the lowest compensation was calculated excluding members who held their offices for less than 12 months.

108

Statutory Board of Executive Officers
Dec. 31, 2021

The member with the highest compensation served the Company for 12 months.

The amount of the lowest compensation was calculated excluding members who held their offices for less than 12 months.

The amounts of share based compensation are calculated according to the CVM Ruling 650/10. Such amounts include provision for future payments and therefore do not reflect the amounts actually paid to the executives in each calendar year.

Dec. 31, 2020

The member with the highest compensation served the Company for 4 months.

The amount of the lowest compensation was calculated excluding members who held their offices for less than 12 months.

The amounts of share based compensation are calculated according to the CVM Ruling 650/10. Such amounts include provision for future payments and therefore do not reflect the amounts actually paid to the executives in each calendar year.

Dec. 31, 2019

The member with the highest compensation served the Company for 4 months.

The amount of the lowest compensation was calculated excluding members who held their offices for less than 12 months.

The amounts of share based compensation are calculated according to the CVM Ruling 650/10. Such amounts include provision for future payments and therefore do not reflect the amounts actually paid to the executives in each calendar year.

Fiscal Council
Dec. 31, 2021	The member with the highest compensation served the Company for 12 months. The amount of the lowest compensation was calculated excluding members who held their offices for less than 12 months.
Dec. 31, 2020	The member with the highest compensation served the Company for 12 months. The amount of the lowest compensation was calculated excluding members who held their offices for less than 12 months.
Dec. 31, 2019	The member with the highest compensation served the Company for 12 months. The amount of the lowest compensation was calculated excluding members who held their offices for less than 12 months.

109

13.12 - Compensation or indemnification mechanisms for members of management in case of removal from office or retirement

Embraer maintains a Civil Liability Insurance Policy for Directors and Officers (D&O), procured with Zurich Minas Brasil Seguros S/A, upon payment of a premium in the amount of US$3.644.845,52 with a limit of US$20 million and with Tokio Marine Seguradora SA, upon payment of a premium in the amount of US$ 2.273.501,31, with a limit of US$30 million in excess, both effective from June 30, 2021 to June 30, 2022, with an overall indemnity limit of US$50 million.

In addition, at the Extraordinary Shareholders’ Meeting held on April 29, 2020, Embraer's shareholders approved, by a majority of votes, the inclusion of a new article (Article X) in the Company's Bylaws, in order to provide for the possibility of entering into indemnity agreements with members of management, members of the Fiscal Council and committees of the Company and its subsidiaries, as well as certain employees of the Company or its subsidiaries.

110

13.13 - Percentage of the total compensation held by members of management and members of the fiscal council who are related parties of the controlling shareholders

Not applicable, as Embraer’s capital stock became widely held after its corporate restructuring in May 2006 and there is no controlling shareholder.

111

13.14 - Compensation of management and members of the fiscal council, grouped per body, received for any reason other than the position they hold

Not applicable, as the members of the Board of Directors, Statutory Board of Executive Officers and Fiscal Council, in the last three fiscal years, did not provide paid consultancy or advisory services to the Company.

112

13.15 - Compensation of members of management and members of the fiscal council recognized in the result of direct or indirect parent companies, companies under common control and subsidiaries of the issuer

No amounts were recognized in the result of companies under common control and subsidiaries of the Company as compensation of members of the Board of Directors, Statutory Board of Executive Officers or Fiscal Council. This is not applicable to controlling shareholders, as the Company does not have one.

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13.16 - Other material information

Management Compensation

The amounts of management compensation for 2020 and 2021 and the projection for 2022, informed in Item 13, are net of charges that are borne by the Company, in accordance with the guidelines of the 2022 CVM/SEP Annual Official Letter. Additionally, compensation for participation in advisory committees is not included

If the aforementioned charges and amounts for participation in committees were to be considered, the value of the total compensation per body would be:

2022 (Projection):

Board of Directors and Statutory Board of Executive Officers: R$54,713 thousand

Fiscal Council: R$888 thousand

Total: R$55,601 thousand

2021:

Board of Directors and Statutory Board of Executive Officers: R$45,471 thousand

Fiscal Council: R$795,6 thousand

Total: R$46,267 thousand

2020:

Board of Directors and Statutory Board of Executive Officers: R$23,530 thousand

Fiscal Council: R$840 thousand

Total: R$24,370 thousand

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2022

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations